      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 5, 1997.

                                                 REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                    FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ---------------------

                              DI INDUSTRIES, INC.
                                 DRILLERS, INC.
                             DI INTERNATIONAL, INC.
                                DI ENERGY, INC.
             (Exact name of registrant as specified in its charter)

                       TEXAS                                            74-2144774
                       TEXAS                                            74-1987143
                       TEXAS                                            76-0000351
                       TEXAS                                            74-2175411
          (State or other jurisdiction of                            (I.R.S. Employer
          incorporation or organization)                            Identification No.)
                                                                     T. SCOTT O'KEEFE
                                                     SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
         10370 RICHMOND AVENUE, SUITE 600                    10370 RICHMOND AVENUE, SUITE 600
               HOUSTON, TEXAS 77042                              HOUSTON, TEXAS 77042-4136
                  (713) 435-6100                                      (713) 435-6100
(Address, including zip code, and telephone number,  (Name, address, including zip code, and telephone
  including area code, of registrant's principal                          number,
                 executive offices)                     including area code, of agent for service)

                                   Copies to:

                                                                    SETH R. MOLAY, P.C.
                 NICK D. NICHOLAS                        AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
              PORTER & HEDGES, L.L.P.                             4100 FIRST CITY CENTER
             700 LOUISIANA, 35TH FLOOR                        1700 PACIFIC AVENUE, SUITE 4100
               HOUSTON, TEXAS 77002                                 DALLAS, TEXAS 75201
                  (713) 226-0600                                      (214) 969-2800

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

====================================================================================================================
                  TITLE OF EACH CLASS OF                         PROPOSED MAXIMUM                AMOUNT OF
               SECURITIES TO BE REGISTERED                   AGGREGATE OFFERING PRICE         REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------
     % Senior Notes due 2007..............................       $125,000,000(1)                 $37,879(1)
--------------------------------------------------------------------------------------------------------------------
Subsidiary Guarantees(2)..................................             (3)                          (3)
====================================================================================================================

(1) Estimated pursuant to Rule 457(o) solely for the purpose of calculating the registration fee.

(2) Guarantees by Drillers, Inc., DI International, Inc. and DI Energy, Inc. (the "Guarantors") of the payment of the principal of, and premium, if any, and interest on the Senior Notes due 2007. Pursuant to Rule 457(n), no separate registration fee is required.

(3) No separate consideration will be received for the Guarantees.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.


                    SUBJECT TO COMPLETION DATED MAY 5, 1997
PROSPECTUS
            , 1997
                                  $125,000,000
                               DI INDUSTRIES, INC.               [LOGO]
                              % SENIOR NOTES DUE 2007

       The      % Senior Notes due 2007 (the "Notes") are being offered (the
"Offering") by DI Industries, Inc. (the "Company" or "DI"). Interest on the
Notes is payable semi-annually on                and                of each
year, commencing             , 1997. The Notes will not be redeemable prior to
            , 2002, after which the Notes will be redeemable, in whole or in part, at the option of the Company at the redemption prices set forth herein plus accrued and unpaid interest, if any, to the date of redemption. In addition, at any time during the first 36 months after the date of the issuance
of the Notes, the Company may, at its option, redeem up to a maximum of      %
of the aggregate principal amount of the Notes with the net proceeds of one or more Qualified Equity Offerings (as defined herein) at a redemption price equal
to     % of the principal amount thereof, plus accrued and unpaid interest thereon, provided that at least $ million in aggregate principal amount of Notes remain outstanding immediately after the occurrence of such redemption. Upon the occurrence of a Change of Control (as defined herein), each Holder (as defined herein) of the Notes may require the Company to repurchase such Notes at 101% of the principal amount thereof, plus accrued and unpaid interest, to the date of repurchase.

     The Notes will be general unsecured senior obligations of the Company ranking pari passu in right of payment with all indebtedness and other liabilities of the Company that are not subordinated by their terms to other Indebtedness (as defined herein) of the Company and senior in right of payment to all indebtedness of the Company that by its terms is so subordinated. The Company's obligation to pay the principal of, premium, if any, and interest on the Notes will be unconditionally guaranteed, on a joint and several basis (the "Guarantees"), by each of the Company's wholly-owned, domestic subsidiaries and any other subsidiary that guarantees Indebtedness of the Company or a guarantor (the "Guarantors"). The Guarantees will be senior unsecured obligations of each respective Guarantor and will rank pari passu in right of payment with all other indebtedness and liabilities of such Guarantor that are not subordinated by their terms to other Indebtedness of such Guarantor. The Guarantees may be released under certain circumstances. The Notes and Guarantees will be effectively subordinated to secured Indebtedness of the Company and the Guarantors, respectively, with respect to the assets securing such Indebtedness, including any Indebtedness under the Bank Credit Facility (as defined herein), which is secured by liens on substantially all of the assets of the Company and the Guarantors. As of March 31, 1997, on a pro forma basis after giving effect to the issuance of the Notes and the completion of the other transactions described in "Use of Proceeds," the Company and its subsidiaries would have had outstanding approximately $1.3 million of secured indebtedness. The indenture governing the Notes (the "Indenture") will permit the Company and its subsidiaries, including the Guarantors, to incur additional Indebtedness in the future, including certain secured Indebtedness, subject to limitations.

     The Notes will be issued in the form of one or more global Notes (the "Global Notes") registered in the name of Cede & Co., as nominee of The Depository Trust Company, which will act as the depositary (the "Depositary"). Beneficial interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described herein, Notes in definitive form will not be issued. See "Description of Notes -- Book-Entry, Delivery and Form." The Notes will not be listed on any securities exchange or included in any automated quotation system, and there can be no assurance that there will be a secondary market therefor.

     SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE NOTES.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR
  ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-----------------------------------------------------------------------------------------------------------------------
                                                      PRICE                 UNDERWRITING               PROCEEDS
                                                      TO THE               DISCOUNTS AND                TO THE
                                                    PUBLIC(1)              COMMISSIONS(2)             COMPANY(3)
-----------------------------------------------------------------------------------------------------------------------
Per Note....................................            %                        %                        %
Total(3)....................................            $                        $                        $
-----------------------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from the date of issuance.
(2) The Company and the Guarantors have agreed to indemnify the Underwriters (as defined herein) against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(3) Before deducting expenses payable by the Company estimated to be $         .

     The Notes are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters, and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the Notes will be made in New York, New
York on or about             , 1997.

DONALDSON, LUFKIN & JENRETTE
   SECURITIES CORPORATION

                              BT SECURITIES CORPORATION
                                                                     ING BARINGS

                            DI INDUSTRIES, INC. LOGO

                            DI'S GEOGRAPHIC MARKETS

                       GRAPHICS INCLUDE A MAP SHOWING THE
                GEOGRAPHIC EXTENT OF THE COMPANY'S MARKET AREAS.

                                     DI MAP

Pro forma rig fleet as of April 15, 1997
  Ark-La-Tex................................................   15
  South Texas...............................................   30
  Gulf Coast................................................   18
  Venezuela.................................................    6
  Eastern/INDRILLERS........................................   15
  Inventory.................................................   23
                                                              ---
          Total.............................................  107
                                                              ===

     The areas depicted on this map are referred to in this Prospectus as the Company's Ark-La-Tex, South Texas, Gulf Coast, Venezuela, Eastern and INDRILLERS markets.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING, AMONG OTHERS, STABILIZING AND SHORT-COVERING TRANSACTIONS IN THE NOTES, AND THE IMPOSITION OF A PENALTY BID, DURING AND AFTER THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, contained elsewhere in this Prospectus. Unless the context indicates otherwise, references in this Prospectus to the "Company" or "DI" mean DI Industries, Inc. and its subsidiaries and predecessors. Unless otherwise indicated, the information contained herein gives effect to the acquisition of Grey Wolf Drilling Company (the "Grey Wolf Acquisition").

                                  THE COMPANY

     The Company is a leading provider of contract land drilling services in the U.S. with a domestic fleet of 101 rigs, of which 78 are currently marketed. The Company believes it has the largest or second largest active rig fleet in each of its three domestic core markets, the Ark-La-Tex, Gulf Coast and South Texas markets. The Company believes these markets have historically maintained higher utilization rates and day rates than other domestic markets. In addition to its domestic operations, the Company operates in Venezuela where the Company intends to increase its market presence by refurbishing its current fleet of six rigs and deploying additional deep drilling rigs as warranted by market conditions. The Company has an inventory of 23 rigs, of which 20 are diesel electric SCR rigs, available for refurbishment and redeployment as demand warrants. The Company estimates that each of these rigs can be activated for service in domestic markets at an average cost of approximately $1.5 million, including the cost of new drill pipe.

     In April 1996, the Company initiated a reorganization of its operations which consisted of replacing substantially all of the senior management and the members of the Board of Directors of the Company and implementing a new operating strategy. The new operating strategy seeks to achieve increased cash flow and earnings through: (i) acquiring land drilling businesses and assets to capitalize on anticipated improvements in the industry; (ii) focusing on core markets and establishing leading positions in these markets to achieve economies of scale and provide an infrastructure to activate rigs into these markets in a cost effective manner; (iii) refurbishing and activating inventoried rigs to satisfy increases in demand; and (iv) attracting and retaining qualified personnel to support the Company's increased level of operations.

     The Company has aggressively implemented its new operating strategy, acquiring 65 land drilling rigs in five separate transactions since August 1996. Four of these acquisitions were of companies with long histories operating in the Gulf Coast and South Texas markets. The fifth acquisition provided the Company with an inventory of diesel electric SCR drilling rigs suited for deployment to the Company's core domestic markets and Venezuela. As a result of these acquisitions, the Company has obtained (i) a leading market presence in each of its core domestic markets, (ii) management and rig personnel with customer relationships and operating experience in their markets and (iii) an infrastructure in each core domestic market to cost effectively activate its fleet of inventoried rigs as needed. The Company has refurbished and activated four rigs and is currently refurbishing an additional six rigs from its inventory. The Company has also discontinued unprofitable operations in Argentina and Mexico and divested its non-core well servicing division, enabling management to focus on the Company's land drilling business in its core markets.

                               INDUSTRY OVERVIEW

     The domestic land drilling industry is undergoing a period of rapid consolidation. The Company believes that during 1996 and the first quarter of 1997, six land rig companies have completed or have pending at least 17 transactions in which a combined total of approximately 341 rigs have been or are proposed to be acquired. Recent and pending transactions by the Company accounted for five of these consolidating transactions in which it acquired 65 rigs, of which 44 were actively marketed at the time of acquisition and 21 were stacked.

     Industry sources estimate that there are approximately 1,400 land drilling rigs available for work in the U.S. as compared to over 5,000 domestic land drilling rigs in 1982 and approximately 2,000 land drilling rigs as recently as 1990. The Company believes the demand for land drilling rigs in the Company's core markets has increased principally due to improved oil and gas drilling and production economics resulting from increased use of 3-D seismic, directional drilling and enhanced recovery techniques. For the first three months of 1997, the Company believes that the average active domestic land rig count was 715 as compared to 652 for the full year 1996, and 595 for the first three months of 1996. The Company's utilization rates in its core domestic markets averaged over 90% for the first three months of 1997. The convergence of land drilling rig supply and demand in its core domestic markets has contributed to improved financial results for the Company. In the first quarter of 1997, the Company generated $9.4 million of EBITDA pro forma for the Grey Wolf Acquisition and the Flournoy Acquisition (as defined below), as compared to $17.8 million of EBITDA for the full year 1996 on a pro forma basis for all of the Transactions (as defined below).

                        RECENT AND PENDING TRANSACTIONS

     The Company has entered into a series of transactions since August 1996 that have significantly increased the size of its rig fleet, refocused operations and established leading market positions in its core domestic markets, increased its equity capitalization by $87.8 million and positioned the Company to benefit from anticipated increases in demand in the land drilling industry. The transactions (collectively, the "Transactions") are:

     - Grey Wolf Acquisition. In March 1997, the Company entered into a definitive agreement to acquire Grey Wolf Drilling Company ("Grey Wolf"). Grey Wolf owns a fleet of 18 drilling rigs located in the Gulf Coast market, 16 of which are rated to drill to depths greater than 15,000 feet. All of Grey Wolf's drilling rigs are currently operating. Aggregate consideration for the Grey Wolf Acquisition is approximately $103.6 million comprised of up to $61.6 million cash and approximately 14.0 million shares of Common Stock, subject to adjustment in certain circumstances. Grey Wolf establishes the Company's presence in the Gulf Coast market and provides an infrastructure to reactivate the rigs acquired in the RTO/LRAC Acquisition (as defined herein). The proceeds from the Offering will be used, in part, to fund the cash portion of the Grey Wolf Acquisition. The closing of the Offering is contingent upon the simultaneous closing of the Grey Wolf Acquisition.

     - Flournoy Acquisition. In January 1997, the Company acquired the operating assets of Flournoy Drilling Company, which included 13 actively marketed land drilling rigs and other assets located in the South Texas market, in exchange for 12.4 million shares of Common Stock, valued by the Company at $31.1 million, and $800,000 in cash (the "Flournoy Acquisition"). As a result of the Flournoy Acquisition, DI is currently the largest land drilling contractor in the South Texas market.

     - Diamond M Acquisition. In December 1996, the Company acquired the assets of Diamond M Onshore, Inc. for $26.0 million in cash (the "Diamond M Acquisition"). The assets consisted of ten land drilling rigs located in South Texas, all of which were operating, and other operating assets. The Diamond M Acquisition further enhanced DI's presence in South Texas.

     - Mesa Acquisition. In October 1996, the Company acquired six diesel electric SCR drilling rigs, three of which were operating, from Mesa Drilling, Inc. in exchange for 5.5 million shares of Common Stock, valued by the Company at $7.5 million (the "Mesa Acquisition"). The Mesa Acquisition established the Company's presence in South Texas.

     - RTO/LRAC Acquisition and Somerset Acquisition. In August 1996, the Company acquired 18 inactive land drilling rigs, including 14 drilling rigs with depth ratings of 25,000 feet or greater, in exchange for approximately 39.4 million shares of Common Stock, valued by the Company at $25.0 million (the "RTO/LRAC Acquisition"). The Company also received $25.0 million in exchange for approximately 39.4 million shares of Common Stock (the "Somerset Acquisition"). The RTO/LRAC Acquisition has provided the Company with a supply of idle rigs to leverage its existing operating infrastructure as demand warrants and the Somerset Acquisition provided capital that was used by the Company for rig refurbishments, debt repayments and general corporate purposes. These acquisitions are collectively referred to as the "RTO/LRAC and Somerset Acquisitions."

     - Western Division Sale. In June 1996, the Company sold its Western Division for $3.9 million in cash (the "Western Sale"). The primary assets of the Western Division consisted of 23 workover rigs which the Company determined were non-core assets.

                                  THE OFFERING

     All capitalized terms used in this Prospectus with respect to the Notes and not otherwise defined herein, have the meanings set forth under "Description of Notes -- Certain Definitions."

Securities Offered.........    % Senior Notes due 2007

Principal Amount...........  $125,000,000

Maturity Date..............              , 2007

Interest Payment Dates.....       and      of each year, commencing
                               , 1997

Sinking Fund...............  None

Guarantees.................  The Notes will be unconditionally guaranteed, on a joint and several basis, by the Guarantors, which include all domestic subsidiaries and any other subsidiary that guarantees any Indebtedness of the Company and its subsidiaries. The Guarantees will be senior unsecured obligations of the Guarantors and will rank pari passu in right of payment with all other indebtedness and liabilities of such Guarantor that are not subordinated by their terms to other Indebtedness of such Guarantor. In addition, the Guarantees will be subordinated to secured Indebtedness of the Guarantors, including Indebtedness under the Bank Credit Facility, which is secured by substantially all of the assets of the two most significant Guarantors, Drillers, Inc. ("Drillers") and DI International, Inc. ("International"). The Notes will be effectively subordinated to claims of creditors (other than the Company) of the Company's Subsidiaries other than the Guarantors, including the Bank Credit Facility. Claims of creditors (other than the Company) of such Subsidiaries, including trade creditors, tort claimants, secured creditors, taxing authorities and creditors holding guarantees, will generally have priority as to assets of such Subsidiaries over the claims and equity interest of the Company and, thereby indirectly, the holders of the indebtedness of the Company, including the Notes and the Guarantees.

Ranking....................  The Notes will be general unsecured senior obligations of the Company, ranking pari passu in right of payment with all indebtedness and other liabilities of the Company that are not subordinated by their terms to other Indebtedness of the Company and senior in right of payment to all indebtedness of the Company that by its terms is so subordinated. The holders of secured indebtedness of the Company (including Indebtedness under the Company's Bank Credit Facility, which is secured by first priority liens on substantially all of the assets of the Company, Drillers and International), will have claims with respect to the assets constituting collateral for such Indebtedness that are prior to claims of holders of the Notes and the Trustee. As of March 31, 1997, on a pro forma basis after giving effect to the issuance of the Notes and the completion of the Grey Wolf Acquisition, the Company would have had outstanding approximately $1.3 million of secured indebtedness. See "Description of
                             Notes -- Guarantees of Notes" and "-- General."

Optional Redemption........  The Notes will be redeemable, at the Company's option, in whole or in part from time to time on or
                             after             , 2002, at the redemption prices
                             set forth herein, plus accrued and unpaid interest to the redemption date. In the event the Company consummates one or more Qualified Equity Offerings
                             on or prior to             , 2000, the Company at
                             its option may use all or a portion of the proceeds from such Qualified Equity Offerings to redeem up
                             to $       million principal amount of the Notes at
                             a redemption price equal to      % of the aggregate
                             principal amount thereof, together with accrued and unpaid interest to the date of redemption, provided that at least
                             $       million aggregate principal amount of Notes
                             remains outstanding immediately after such redemption. See "Description of Notes -- Optional Redemption."

Change of Control..........  Upon a Change of Control, each Holder of Notes will have the right to require the Company to repurchase all or any part of such Holder's Notes at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest to the date of purchase. See "Description of Notes -- Change of Control."

Certain Covenants..........  The Indenture will contain covenants limiting the ability of the Company and its subsidiaries to, among other things, pay dividends or make other Restricted Payments, make Investments, incur additional Indebtedness, create Liens, incur dividend and other payment restrictions affecting Subsidiaries, enter into consolidation, merger, conveyance, lease or transfer transactions, make asset sales, enter into transactions with Affiliates and engage in unrelated lines of business. In addition, the Indenture will impose restrictions on the ability of subsidiaries to issue guarantees. These covenants are subject to certain exceptions and qualifications. See "Description of Notes -- Certain Covenants" and "-- Consolidation, Merger, Conveyance, Lease or Transfer."

Condition to Closing.......  Completion of the Offering will be contingent upon, and will occur simultaneously with, the
                             consummation of the Grey Wolf Acquisition.

Use of Proceeds............  The net proceeds of the Offering will be used to pay the cash portion of the Grey Wolf Acquisition, to repay outstanding indebtedness and for general corporate purposes, including capital expenditures for refurbishment of rigs. See "Use of Proceeds."

Risk Factors...............  Prospective investors should carefully consider certain risk factors relating to an investment in the Notes. See "Risk Factors."

                      SUMMARY FINANCIAL AND OPERATING DATA

     The following summary financial data for the years ended and as of December 31, 1996 and 1995 have been derived from the audited consolidated financial statements of the Company included elsewhere herein. This data should be read in conjunction with such consolidated financial statements and the notes thereto. The following summary financial data for the three-month periods ended March 31, 1997 and 1996 and as of March 31, 1997 have been derived from the unaudited consolidated financial statements of the Company, which include all adjustments, consisting of normal recurring adjustments, that the Company considers necessary for a fair presentation of its financial position and results of operations for these periods. Operating results for the three-month period ended March 31, 1997 are not necessarily indicative of the results that may be expected for the entire year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The pro forma data in the table should be read in conjunction with the unaudited pro forma consolidated financial statements and the notes thereto included elsewhere in this Prospectus. The pro forma financial data does not purport to represent what the Company's financial condition or results of operations actually would have been had the Transactions in fact occurred on the assumed dates or to project the Company's financial condition or results of operations for any future period or date. See "Unaudited Pro Forma Consolidated Financial Data."

                                  THREE MONTHS ENDED MARCH 31,           YEAR ENDED DECEMBER 31,
                                --------------------------------   -----------------------------------
                                                  HISTORICAL                           HISTORICAL
                                PRO FORMA(1)   -----------------   PRO FORMA(2)   --------------------
                                    1997        1997      1996         1996         1996        1995
                                ------------   -------   -------   ------------   --------    --------
                                     (IN THOUSANDS, EXCEPT RATIOS AND DRILLING RIG ACTIVITY DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues....................    $ 55,709     $35,975   $20,102     $205,316     $ 81,767    $ 94,709
  Drilling operations costs...      44,806      28,792    18,936      181,605       80,388      93,825
  Depreciation and
     amortization.............       5,426       2,207     1,097       24,511        4,689       4,832
  General and
     administrative...........       2,098       1,654       720        7,659        4,274       3,555
  Provision for asset
     impairment(3)............          --          --        --           --           --       5,290
  Non-recurring charges(4)....          --          --       602        6,131        6,131          --
                                  --------     -------   -------     --------     --------    --------
  Operating income (loss).....       3,379       3,332    (1,253)     (14,590)     (13,715)    (12,793)
  Interest expense(5).........       2,949         672       262       12,582        1,220       1,472
  Other income (expense),
     net......................         635         326        24        1,719        4,058       1,590
                                  --------     -------   -------     --------     --------    --------
  Income (loss) from
     continuing operations....       1,065       2,976    (1,491)     (25,453)     (10,877)    (12,675)
  Loss from discontinued
     operations(6)............          --          --        --           --           --        (772)
                                  --------     -------   -------     --------     --------    --------
  Income (loss) before income
     taxes....................       1,065       2,976    (1,491)     (25,453)     (10,877)    (13,447)
  Income taxes................         241         662        --          845          845          --
                                  --------     -------   -------     --------     --------    --------
  Net income (loss)...........    $    824     $ 2,314   $(1,491)    $(26,298)    $(11,722)   $(13,447)
                                  ========     =======   =======     ========     ========    ========
OTHER DATA (UNAUDITED):
  EBITDA(7)...................    $  9,440     $ 5,855   $   470     $ 17,771(8)  $  1,163(8) $ (1,853)
  Capital expenditures........     185,343      47,750       921      251,449       71,219       5,657
  Ratio of EBITDA to interest
     expense..................         3.2x        8.7x      1.8x         1.4x         1.0x         --
  Ratio of earnings to fixed
     charges(9)...............         1.4x        5.2x       --           --           --          --
DRILLING RIG ACTIVITY DATA
  (UNAUDITED)(10):
  Average utilization rate of
     drilling rigs available
     for service..............          80%         76%       68%          78%          63%         66%
  Average revenues per
     day(11)..................    $  8,971     $ 8,134   $ 7,501     $  8,167     $  7,610    $  7,739
  Drilling rigs available for
     service -- end of
     period...................          88          70        44           70           52          58
  Inventoried drilling
     rigs -- end of period....          23          23        22           25           25          22

                                                                           HISTORICAL
                                                                --------------------------------
                                                   PRO FORMA                    DECEMBER 31,
                                                   MARCH 31,    MARCH 31,    -------------------
                                                     1997         1997         1996       1995
                                                   ---------    ---------    --------    -------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital................................  $ 37,236     $  9,074     $  6,195    $ 7,503
  Property and equipment, net....................   271,600      134,007       88,476     25,910
  Total assets...................................   346,272      169,428      117,819     57,783
  Long-term debt net of current maturities.......   125,771       32,071       26,846     11,146
  Series A preferred stock -- mandatory
     redeemable..................................       726          726          764        900
  Shareholders' equity...........................   140,042       98,042       64,646     19,694

---------------

 (1) Gives effect to the Offering and application of the net proceeds therefrom and the consummation of the Flournoy Acquisition and the Grey Wolf Acquisition as if such acquisitions had occurred as of January 1, 1996 for the pro forma statement of operations data, other data and drilling rig activity data and as of March 31, 1997 for the pro forma balance sheet data.

 (2) Gives effect to the Offering and the application of the net proceeds therefrom and the consummation of the Transactions as if the Transactions had occurred as of January 1, 1996 for the pro forma statement of operations data, other data and drilling rig activity data.

 (3) Represents impairment to certain drilling rigs and equipment caused by market indications that the carrying amounts were not recoverable. See note 1 to the Company's consolidated financial statements included elsewhere in this Prospectus.

 (4) For the three months ended March 31, 1996, represents employment severance costs for the Company's former President and Chief Executive Officer. For the year ended December 31, 1996, primarily represents such employment severance costs and costs to exit the Argentine and Mexican markets. See note 11 to the Company's consolidated financial statements included elsewhere in this Prospectus.

 (5) Pro forma interest expense assumes that the Notes bear interest at an annual rate of 9.75%, but does not give effect to interest earned on proceeds of the Offering prior to application thereof.

 (6) To account for the discontinued operations of DI Energy, Inc. effective April 1, 1995.

 (7) EBITDA (earnings before interest, taxes, depreciation and amortization, asset impairment and non-recurring charges) is presented here to provide additional information about the Company's operations. EBITDA should not be considered as an alternative to net income, as determined in accordance with generally accepted accounting principles ("GAAP"), as an indicator of the Company's operating performance or as an alternative to cash flows (as determined in accordance with GAAP) as a better measure of liquidity.

 (8) Includes $8.4 million of operating losses related to the Company's operations in Argentina and Mexico which have since been discontinued.

 (9) The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (earnings before income taxes plus fixed charges less capitalized interest) by fixed charges (interest expense plus capitalized interest and the portion of operating lease rental expense that represents the interest factor). There were insufficient earnings to cover fixed charges in each period presented as follows: three months ended March 31, 1996 -- $1,491; pro forma year ended December 31, 1996 -- $25,453; and year ended December 1996 and 1995 -- $16,759 and $12,675, respectively.

(10) Excludes the Company's workover rigs.

(11) Represents total contract drilling revenues divided by the total number of days the Company's drilling rig fleet operated during the period.

                                  RISK FACTORS

     Prospective investors should carefully evaluate all of the information contained and incorporated by reference in this Prospectus and, in particular, the following before making an investment in the Notes:

SIGNIFICANT LEVERAGE AND DEBT SERVICE REQUIREMENTS

     After giving effect to the Offering, the Company will have significant debt service requirements due to the substantial indebtedness it has incurred primarily to finance acquisitions (including the Grey Wolf Acquisition) and expand its operations. Additionally, the Company and Drillers entered into the Bank Credit Facility, which is a $50.0 million amended and restated senior secured revolving credit facility with a syndicate of commercial banks. The Bank Credit Facility is expected to be substantially undrawn immediately following the Offering. The Company expects to continue to borrow under the Bank Credit Facility and possible future credit arrangements in order to finance possible future acquisitions and for general corporate purposes. As of March 31, 1997, on a pro forma basis, after giving effect to the Grey Wolf Acquisition and the repayment of all indebtedness then outstanding under the Bank Credit Facility from the proceeds of the Offering, the Company would have had $126.3 million in total indebtedness and $140.0 million in shareholders' equity.

     The level of the Company's indebtedness could have several important effects on the Company's future operations, including, among others, (i) its ability to obtain additional financing for working capital, acquisitions, capital expenditures, general corporate and other purposes may be limited, (ii) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of principal and interest on its indebtedness, thereby reducing funds available for other purposes and (iii) the Company's significant leverage could make it more vulnerable to economic downturns in the industry. The Company's ability to meet its debt service obligations and reduce its total indebtedness will be dependent upon the Company's future performance, which will be subject to the success of its business strategy, general economic conditions, industry cycles, levels of interest rates, and financial, business and other factors affecting the operations of the Company, many of which are beyond its control. There can be no assurance that the Company's business will generate sufficient cash flow from operations to meet debt service requirements and payments of principal, and if the Company is unable to do so, it may be required to sell assets, to refinance all or a portion of its indebtedness, including the Notes, or to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained.

HOLDING COMPANY STRUCTURE; EFFECTIVE SUBORDINATION OF THE NOTES; SUBSIDIARY CASH FLOW

     The Company is a holding company that conducts substantially all of its operations through both U.S. and foreign subsidiaries, and substantially all of the Company's assets consist of equity in such subsidiaries. Accordingly, the Company is and will be dependent on its ability to obtain funds from its subsidiaries to service its indebtedness, including the Notes.

     The Notes will not be secured by any assets of the Company or its subsidiaries. The Notes will therefore be effectively subordinated in right of payment to all existing and future secured indebtedness of the Company and its subsidiaries to the extent of the collateral for such secured indebtedness. The indebtedness under the Bank Credit Facility is secured by a security interest in
(i) all domestic drilling rigs and related equipment owned by the Company, Drillers and International, (ii) the stock of Drillers and International, (iii) the member interest of Drillers in INDRILLERS, L.L.C. ("INDRILLERS") and (iv) substantially all other assets of the Company, Drillers and International, wherever located (other than stock of other subsidiaries). Drillers is a co-borrower with the Company under the Bank Credit Facility and International has guaranteed the obligations under the Bank Credit Facility. Accordingly, the lenders under the Bank Credit Facility and other secured debt of the Company have claims with respect to the rigs and other assets constituting collateral for any indebtedness thereunder and the assets of any subsidiary guaranteeing such indebtedness, which will be satisfied prior to the unsecured claims of holders of the Notes. In the event of a default on the Notes or a bankruptcy, liquidation or reorganization of the Company, such assets will be available to satisfy obligations with respect to the indebtedness secured thereby before any payment therefrom could be made on the Notes.

     In addition, the Notes are effectively subordinated to all of the creditors, including trade creditors and tort claimants, of the Company's subsidiaries that are not Guarantors and to all secured creditors of the Guarantors. The stock of the Guarantors has been pledged to secure indebtedness under the Bank Credit Facility. In addition, certain financing arrangements that the Company's subsidiaries are party to (including the Bank Credit Facility) impose restrictions on the ability of the Company to gain access to the cash flow or assets of its subsidiaries. The Company's foreign subsidiaries may also face governmentally imposed restrictions, from time to time, on their ability to transfer funds to the Company. See "Description of Bank Credit Facility" and "Description of Notes -- General."

UNENFORCEABILITY AND RELEASES OF SUBSIDIARY GUARANTEES

     Various fraudulent conveyance laws enacted for the protection of creditors may apply to the Guarantors' issuance of the Guarantees. To the extent that a court were to find that (i) a Guarantee was incurred by a Guarantor with intent to hinder, delay or defraud any present or future creditor or the Guarantor contemplated insolvency with a design to prefer one or more creditors to the exclusion, in whole or in part, of others or (ii) a Guarantor did not receive fair consideration or reasonably equivalent value for issuing its Guarantee and such Guarantor (A) was insolvent, (B) was rendered insolvent by reason of the issuance of such Guarantee, (C) was engaged or about to engage in a business or transaction for which the remaining assets of such Guarantor constituted unreasonably small capital to carry on its business or (D) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, the court could avoid or subordinate such Guarantee in favor of the Guarantor's creditors. Among other things, a legal challenge of a Guarantee on fraudulent conveyance grounds may focus on the benefits, if any, realized by the Guarantor as a result of the issuance by the Company of the Notes. The Indenture contains a savings clause, which generally will limit the obligations of each Guarantor under its Guarantee to the maximum amount as will, after giving effect to all of the liabilities of such Guarantor, result in such obligations not constituting a fraudulent conveyance. To the extent a Guarantee of any Guarantor was avoided as a fraudulent conveyance or held unenforceable for any other reason, Holders of the Notes would cease to have any claim against such Guarantor (and could be required to return payments received from such Guarantor) and would be creditors solely of the Company and any Guarantor whose Guarantee was not avoided or held unenforceable. In such event, the claims of the Holders of the Notes against the issuer of an invalid Guarantee would be subject to the prior payment of all liabilities of such Guarantor. There can be no assurance that, after providing for all prior claims, there would be sufficient assets to satisfy the claims of the Holders of the Notes relating to any avoided portions of any of the Guarantees.

     The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law applied in any such proceeding. Generally, however, a Guarantor may be considered insolvent if the sum of its debts, including contingent liabilities, was greater than the fair marketable value of all of its assets at a fair valuation or if the present fair marketable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and matured.

     Any Guarantor may be released from its Guarantee at any time upon any sale, exchange or transfer, in compliance with the provisions of the Indenture, by the Company of the capital stock of such Guarantor or substantially all of the assets of such Guarantor and in certain other circumstances. See "Description of Notes -- Guarantees of Notes."

RESTRICTIONS IMPOSED BY TERMS OF INDEBTEDNESS

     The Indenture will contain covenants restricting or limiting the ability of the Company and certain of its subsidiaries to, among other things: (i) incur additional indebtedness; (ii) pay dividends or make other restricted payments;
(iii) make asset dispositions; (iv) permit liens; (v) enter into sale and leaseback transactions; (vi) enter into certain mergers, acquisitions and consolidations; (vii) make certain investments; (viii) enter into transactions with related persons; and (ix) engage in unrelated lines of business.

     In addition, the loan agreement setting forth the terms of the Bank Credit Facility (the "Bank Credit Agreement") contains certain other and more restrictive covenants than those contained in the Indenture. These covenants may adversely affect the Company's ability to pursue its acquisition and rig refurbishment strategies and limit its flexibility in responding to changing market conditions. The Bank Credit Agreement also requires the Company to maintain specific financial ratios and satisfy certain financial condition tests. The Company's ability to meet those financial ratios and financial condition tests can be affected by events beyond its control, and there can be no assurance that the Company will meet those tests. The Indenture and the Bank Credit Agreement contain covenants and default terms that effectively cross default the two credit arrangements. Accordingly, the breach of any of the debt covenants applicable to the Company could result in a default under both the Bank Credit Agreement and the Indenture, and possibly other then outstanding debt obligations of the Company, if any. If the indebtedness under the Bank Credit Facility or other indebtedness were to be accelerated, there can be no assurance that the Company's assets would be sufficient to repay in full all the Company's indebtedness, including the Notes. See "Description of Bank Credit Facility."

RISK OF INABILITY TO REPURCHASE NOTES UPON A CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, the Company must offer to purchase all Notes then outstanding at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. The occurrence of a Change of Control (as defined in the Bank Credit Facility) may result in lenders under the Bank Credit Facility having the right to require the Company to repay all indebtedness outstanding thereunder. There can be no assurance that the Company will have available funds sufficient to repay all indebtedness owing under the Bank Credit Facility or to fund the purchase of the Notes upon a Change of Control. In the event a Change of Control occurs at a time when the Company does not have available funds sufficient to pay for all of the Notes delivered by Holders seeking to accept the Company's repurchase offer, an event of default would occur under the Indenture. See "Description of Notes -- Certain Covenants" and "-- Change of Control."

HISTORY OF LOSSES FROM OPERATIONS

     The Company has a history of losses and has not had a profitable year since 1991. The Company incurred net losses of $11.7 million and $13.4 million for the years ended December 31, 1996 and 1995, respectively, and $2.2 million for nine months ended December 31, 1994. The calendar year 1996 loss includes non-recurring charges of $6.1 million, while the 1995 loss includes a provision for asset impairment of $5.3 million. On a historical basis, the Company would not have been able to service the Notes. Profitability in the future will depend largely upon utilization rates and day rates for the Company's drilling rigs. There is no assurance that current utilization rates and day rates will not decline or that the Company will not continue to experience losses.

DEPENDENCE ON KEY PERSONNEL; NEW BUSINESS STRATEGY

     Since April 1996, the Company has hired a majority of its current senior management team. In addition, in August 1996, the shareholders of the Company elected a Board of Directors comprised of five members, all but one of whom were elected for the first time. In connection with the Flournoy Acquisition, another new member was added to the Company's Board of Directors effective January 31, 1997. The Company believes that its operations are dependent upon a small group of relatively new management personnel, the loss of any one of whom could have a material adverse effect on the Company's financial condition and results of operations. Material changes in the Company's management and business strategy have only recently occurred. The Company is therefore unable to predict the effect of these changes on the Company's financial condition and results of operations. The Company's ability to meet substantially increased debt service and principal payments will depend, in part, on the success of the Company's new business strategy. There can be no assurance these material changes in the Company's management and business strategy will result in the improvement of the Company's financial condition and results of operations.

DEPENDENCE ON OIL AND GAS INDUSTRY; INDUSTRY CONDITIONS

     The Company's current business and operations are substantially dependent upon conditions in the oil and gas industry and, specifically, the exploration and production expenditures of oil and gas companies. The demand for contract land drilling and related services is directly influenced by oil and gas prices, expectations about future prices, the cost of producing and delivering oil and gas, government regulations, local and international political and economic conditions, including the ability of the Organization of Petroleum Exporting Countries ("OPEC") to set and maintain production levels and prices, the level of production by non-OPEC countries and the policies of the various governments regarding exploration and development of their oil and gas reserves. There can be no assurance that current levels of oil and gas exploration expenditures will be maintained or that demand for the Company's services will reflect the level of such expenditures.

COMPETITION

     The land drilling industry is a highly competitive and cyclical business characterized by high capital and maintenance costs. Drilling contracts are usually awarded on a competitive bid basis and, while an operator may consider factors such as quality of service and type and location of equipment as well as the ability to provide ancillary services, price is generally the primary factor in determining which contractor is awarded a job. An increasingly important competitive factor in the land drilling industry is the ability to provide drilling equipment adaptable to, and personnel familiar with, new technologies and drilling techniques as they become available. Certain of the Company's competitors have greater financial and human resources than the Company, which may enable them to better withstand periods of low rig utilization, to compete more effectively on the basis of price and technology, to build new rigs or acquire existing rigs and to provide rigs more quickly than the Company in periods of high rig utilization. There can be no assurance that the Company will be able to compete successfully against its competitors in the future.

RISKS ASSOCIATED WITH TURNKEY DRILLING

     Contract drilling services performed under turnkey drilling contracts have historically represented, and are expected to continue to represent, a significant component of the Company's revenues. Under a turnkey drilling contract, the Company contracts to drill a well to a contract depth under specified conditions for a fixed price. In addition, the Company provides technical expertise and engineering services, as well as most of the equipment required for the well, and is compensated when the contract terms have been satisfied. On a turnkey well, the Company often subcontracts for related services and manages the drilling process. The risks to the Company on a turnkey drilling contract are substantially greater than on a well drilled on a daywork basis because the Company assumes most of the risks associated with drilling operations generally assumed by the operator in a daywork contract, including risk of blowout, loss of hole, stuck drill string, machinery breakdowns, abnormal drilling conditions and risks associated with subcontractors' services, supplies and personnel. Although the Company has obtained insurance coverage in the past to reduce certain of the risks inherent in turnkey drilling operations there can be no assurance that such coverage will be obtained or available in the future. The occurrence of an uninsured or under insured loss could have a material adverse effect on the Company's financial position and results of operations.

OPERATING HAZARDS AND INSURANCE

     The Company's operations are subject to the many hazards inherent in the land drilling business, including blowouts, cratering, fires, explosions, loss of hole and lost or stuck drill strings, and damage or loss from adverse weather. These hazards could also cause personal injury and loss of life, substantial damage to the environment, suspension of drilling operations or serious damage to or destruction of the property and equipment involved and damage to producing formations and surrounding areas.

     The Company maintains insurance coverage against some but not all operating hazards. The Company believes that it is adequately insured for public liability and property damage to others with respect to its operations. However, such insurance may not be sufficient to protect the Company against liability for all consequences of well disasters, personal injury, extensive fire damage or damage to the environment. In addition, the Company does not have casualty insurance with respect to its rigs or drill strings, and other insurance maintained by the Company is subject to substantial deductibles and provides for premium adjustments based on claims. In view of difficulties that may be encountered in renewing such insurance at reasonable rates, no assurance can be given that the Company will be able to maintain the type and amount of coverage that it considers adequate. The occurrence of a significant event for which the Company is not fully insured could have a material adverse effect on the Company's financial position and results of operations. See "Business -- Insurance."

RISKS OF ACQUISITION STRATEGY

     As a key component of its new business strategy, the Company has pursued and intends to continue to pursue acquisitions of complementary assets and drilling businesses. Since mid-1996, a number of significant acquisitions have been completed by the Company or are pending. Possible future acquisitions may be for purchase prices significantly higher than those paid for recent and pending acquisitions. Certain risks are inherent in an acquisition strategy, such as increasing leverage and debt service requirements and combining disparate company cultures and facilities, which could adversely affect the Company's operating results. The success of any completed acquisition will depend in part on the Company's ability to integrate effectively the acquired business into the Company. The process of integrating such acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management's attention and the Company's financial and other resources. No assurance can be given that the Company will be able to continue to identify additional suitable acquisition opportunities, negotiate acceptable terms, obtain financing for acquisitions on satisfactory terms or successfully acquire identified targets. The Company's failure to achieve consolidation savings, to incorporate the acquired businesses and assets into its existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on the Company. See "Business -- Recent and Pending Transactions."

SHORTAGES OF EQUIPMENT, SUPPLIES AND PERSONNEL

     There is a general shortage of drilling equipment and supplies which the Company believes may intensify. The costs and delivery times of equipment and supplies are substantially greater than in prior periods and are currently escalating. Accordingly, in 1996 the Company formed an alliance with a drill pipe manufacturer that enables the Company to take delivery through 1998 of agreed maximum quantities of drill pipe in commonly used diameters at fixed prices plus possible escalations for increases in the manufacturer's cost of raw materials. Due in part to its alliance arrangement, the Company is not currently experiencing any material shortages of, or material price increases in, drill pipe. The Company believes that the alliance may reduce, but not eliminate, its exposure to price increases and supply shortages of drill pipe. As is common in the industry, the drill pipe supply alliance is not a formal contractual agreement but represents an informal arrangement in which both parties undertake to satisfy the supply objectives of the alliance. If the Company's source of supply through its alliance becomes unavailable or insufficient for any reason (including by reason of additional rig acquisitions), the Company will likely experience substantial delays in, and material price increases for, obtaining substitute or additional supplies for drill pipe. Additionally, the Company may be subject to shortages and price increases with respect to quantities in excess of, and varieties of drill pipe not covered by, its drill pipe supply alliance. Although the Company is attempting to establish arrangements to assure adequate availability of certain other necessary equipment and supplies on satisfactory terms, there can be no assurance that it will be able to do so. If the Company experiences shortages of drilling equipment or supplies, its ability to market its rigs could be limited, which could have a material adverse effect on its financial condition and results of operations. See "Business -- Equipment and Supplies."

     The demand for, and wage rates of, qualified rig crews, have begun to rise in the land drilling industry in response to the increasing number of active rigs in service. Although the Company has not encountered material difficulty in hiring and retaining qualified rig crews, such shortages have in the past occurred in the industry in times of increasing demand for land drilling services. If the number of active drilling rigs continues to increase, the Company may experience shortages of qualified personnel to operate its rigs, which could have a material adverse effect on the Company's financial condition and results of operations.

GOVERNMENTAL REGULATIONS

     Many aspects of the Company's operations are affected by domestic and foreign political developments and are subject to numerous governmental regulations that may relate directly or indirectly to the contract drilling and well servicing industries. The Company's operations routinely involve the handling of waste materials, some of which are classified as hazardous substances. Consequently, the regulations applicable to the Company's operations include those with respect to containment, disposal and controlling the discharge of hazardous oilfield waste and other nonhazardous waste material into the environment, requiring removal and cleanup under certain circumstances, or otherwise relating to the protection of the environment. Laws and regulations protecting the environment have become more stringent in recent years and may in certain circumstances impose strict liability, rendering a party liable for environmental damage without regard to negligence or fault on the part of such party. Such laws and regulations may expose the Company to liability for the conduct of, or conditions caused by, others or for acts of the Company which were in compliance with all applicable laws at the time such acts were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on the Company. In addition, the modification of existing laws or regulations or the adoption of new laws or regulations curtailing exploratory or development drilling for oil and gas for economic, environmental or other reasons could have a material adverse effect on the Company's operations by limiting future contract drilling opportunities.

RISKS OF INTERNATIONAL OPERATIONS

     The Company derives revenues from international operations. The Company's current international operations are conducted only in Venezuela. Risks associated with operating in international markets include foreign exchange restrictions and currency fluctuations, foreign taxation, political instability, foreign and domestic monetary and tax policies, expropriation, nationalization, nullification, modification or renegotiation of contracts, war and civil disturbances or other risks that may limit or disrupt markets. Additionally, the ability of the Company to compete in the international drilling markets may be adversely affected by foreign government regulations that favor or require the awarding of such contracts to local contractors, or by regulations requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Furthermore, the Company's foreign subsidiaries may face governmentally imposed restrictions from time to time on their ability to transfer funds to the Company. No predictions can be made as to what foreign governmental regulations may be applicable to the Company's operations in the future.

QUALIFICATION AS A REORGANIZATION FOR U.S. FEDERAL INCOME TAX PURPOSES

     The Grey Wolf Acquisition is intended to qualify as a tax free reorganization under Sections 368(a)(1)(A) and 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended (the "Code"), with respect to Common Stock received by Grey Wolf shareholders. Arthur Andersen LLP has rendered an opinion for the benefit of the parties to the Grey Wolf Acquisition, including Grey Wolf and its shareholders, that the Grey Wolf Acquisition qualifies as such a reorganization. The opinion is based on a number of assumptions of fact, which are supported by certificates from the Company, Grey Wolf and certain Grey Wolf shareholders. A principal assumption is that the shareholders of Grey Wolf will satisfy the continuity of proprietary interest standard with respect to Common Stock received in the Grey Wolf Acquisition. Thus, under present Internal Revenue Service ("IRS") guidelines, dispositions of Common Stock by Grey Wolf shareholders during the five years following the Grey Wolf Acquisition could cause the IRS to assert that the Grey Wolf Acquisition does not qualify as a tax free reorganization. If the Grey Wolf Acquisition fails to qualify as a tax free reorganization for this or any other reason, the receipt of Common Stock will be taxable to the Grey Wolf shareholders at the time of the Grey Wolf Acquisition, and Grey Wolf will be deemed to have sold all of its assets in a taxable exchange triggering a corporate tax liability to Grey Wolf estimated to be in excess of $30.0 million. The Company's wholly-owned subsidiary, Drillers, as the surviving corporation of the Grey Wolf Acquisition, would be liable for any such corporate tax.

ABSENCE OF PUBLIC MARKET FOR THE NOTES

     The Notes will be part of a new issue of securities for which there is currently no public market. The Company does not intend to list the Notes on any national or regional securities exchange or apply for inclusion of the Notes in any automated quotation system. Although the Underwriters have informed the Company that they currently intend to make a market in the Notes, the Underwriters are not obligated to do so and may discontinue such market-making at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the Notes.

RISKS OF CERTAIN LITIGATION

     Grey Wolf is a defendant in litigation in which the plaintiff alleges that Grey Wolf breached contractual obligations by failing to drill an oil and gas well or wells thus causing the plaintiff to lose its alleged rights under an oil and gas lease. The plaintiff has alleged unspecified monetary damages that are characterized in the lawsuit as "many tens of millions of dollars." In connection with the closing of the Grey Wolf Acquisition, an escrow consisting of $5.0 million of the cash consideration for the Grey Wolf Acquisition will be established to provide a source of payment for the Company's costs, if any, for any eventual settlement of, or the payment of a monetary court judgment, arising out of this or any other lawsuit by the plaintiff based on the same facts and circumstances. A settlement or judgement in favor of the plaintiff in excess of $5.0 million could have a material adverse effect on the Company's financial condition and results of operations. See "Business--Legal Proceedings."

OFFERING PROCEEDS TO BENEFIT AFFILIATES OF UNDERWRITERS

     Affiliates of each of BT Securities Corporation and ING Baring (U.S.) Securities, Inc. will receive more than 10% of the net proceeds from the Offering as a result of the use of such proceeds to repay all of the borrowings under the Bank Credit Facility. See "Use of Proceeds." As a result, the Offering is being made in compliance with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. ("NASD") pursuant to which a "qualified independent underwriter" will assume certain responsibilities of pricing and conducting due diligence for the Offering. See "Underwriting."

                           FORWARD-LOOKING STATEMENTS

     This Prospectus contains, or incorporates by reference, certain statements that may be deemed "forward-looking statements" within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements, other than statements of historical facts so included in this Prospectus that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, including, without limitation, statements regarding the Company's business strategy, plans and objectives; statements expressing beliefs and expectations regarding future rig utilization rates, day rates and other events and conditions that may influence the land rig drilling market and the Company's performance in the future; statements concerning future rig refurbishment plans, including the anticipated level of capital expenditure for, and the nature and scheduling of, rig refurbishment; statements regarding future redeployment of the Company's rigs to different markets; trends in the land drilling business and other such matters are forward-looking statements. Such statements are based on certain assumptions and analyses made by management of the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate. The forward-looking statements included in this Prospectus are also subject to a number of material risks and uncertainties. Important factors that could cause actual results to differ materially from the Company's expectations are discussed herein under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Prospective investors are cautioned that such forward-looking statements are not guarantees of future performance and that actual results, developments and business decisions may differ from those envisaged by such forward-looking statements.

                                USE OF PROCEEDS

     The net proceeds to the Company from the Offering are estimated to be $121.1 million, after deducting underwriting discounts, commissions and fees and expenses of the Offering payable by the Company. The Company intends to use the net proceeds of the Offering to pay the cash portion of the consideration for the Grey Wolf Acquisition of up to $61.6 million and associated transaction costs estimated at $300,000 and repay all indebtedness then outstanding under the Bank Credit Facility. The balance of the net proceeds will be used for working capital and for general corporate purposes, including the refurbishment of rigs. The amount of proceeds used for refurbishing rigs will depend on a number of factors, including market conditions, management's assessment of existing and anticipated demand and day rates for land drilling rigs in the Company's domestic and Venezuelan markets and the Company's success in bidding for drilling contracts. Of the Company's indebtedness under the Bank Credit Facility, which is $33.0 million as of May 5, 1997, $24.0 million in principal amount was borrowed in December 1996 to finance the Diamond M Acquisition and approximately $9.0 million in principal amount was for general corporate purposes, including rig refurbishments and increased working capital requirements resulting from the Diamond M Acquisition and the Flournoy Acquisition. The Bank Credit Facility matures on April 30, 2000. Interest under the Bank Credit Facility accrues at variable rates with respect to each advance under the facility based on one of two interest rate options available to the
Company. As of May   , 1997, such weighted average interest rate was      % per
annum. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Bank Credit Facility."

                                 CAPITALIZATION

     The following table sets forth the cash and cash equivalents, short-term debt and capitalization of the Company as of March 31, 1997, and as adjusted to give effect to the Offering and the application of the net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with the consolidated financial statements and the notes thereto and the pro forma consolidated financial data and the notes thereto included elsewhere in this Prospectus.

                                                                  MARCH 31, 1997
                                                              ----------------------
                                                               ACTUAL      PRO FORMA
                                                              --------     ---------
                                                                  (IN THOUSANDS)
Cash and cash equivalents...................................  $  3,693     $ 29,462
                                                              ========     ========
Current maturities of long-term debt........................  $  1,997(1)  $    497
                                                              ========     ========
Long-term debt, net of current maturities:
  Bank Credit Facility......................................  $ 30,000(1)        --
       % Senior Notes due 2007..............................        --     $125,000
  Notes payable.............................................     1,300           --
  Other.....................................................       771          771
                                                              --------     --------
          Total long-term debt, net of current maturities...    32,071      125,771
Series A preferred stock....................................       726          726
Shareholders' equity:
  Common stock, $.10 par value per share....................    13,752       15,152
  Additional paid-in capital................................   129,135      169,735
  Cumulative translation adjustments........................      (404)        (404)
  Accumulated deficit.......................................   (44,441)     (44,441)
                                                              --------     --------
          Total shareholders' equity........................    98,042      140,042
                                                              --------     --------
          Total capitalization..............................  $132,836     $267,036
                                                              ========     ========

---------------

(1) Current maturities of long-term debt includes $1.5 million of outstanding indebtedness under the Bank Credit Facility. As of the date of May 5, 1997, the amount of outstanding indebtedness under the Bank Credit Facility is $33.0 million.

                UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following unaudited pro forma consolidated balance sheet as of March 31, 1997 includes the historical consolidated balance sheet of the Company as of March 31, 1997 and gives effect to the following as if they occurred as of March 31, 1997: (i) the Grey Wolf Acquisition; and (ii) the application of the estimated net proceeds from the Offering (after deducting underwriting discounts and commissions and estimated expenses of the Offering). The following unaudited pro forma consolidated statement of operations for the three months ended March 31, 1997 includes the historical results of the Company for the three months ended March 31, 1997 and gives effect to the Flournoy Acquisition and Grey Wolf Acquisition as if they occurred on January 1, 1996. The following unaudited pro forma consolidated statements of operations for the year ended December 31, 1996 includes the historical results of the Company for the year ended December 31, 1996 and gives effect to each of the above transactions and the Western Sale, the RTO/LRAC and Somerset Acquisitions, the Mesa Acquisition and the Diamond M Acquisition, all which occurred before December 31, 1996, as if they occurred on January 1, 1996. Pro forma adjustments are described in the accompanying notes.

     The following unaudited pro forma consolidated statements of operations are not necessarily indicative of the actual results of operations that would have been reported if the events described above had occurred on the dates noted above nor do they purport to indicate the results of the Company's future operations. Furthermore, the pro forma results do not give effect to all cost savings or incremental costs that may occur as a result of the integration and consolidation of the acquisitions, mergers and sale of assets. In the opinion of management, all adjustments necessary to present fairly such pro forma financial statements have been made.

     The unaudited pro forma consolidated financial information should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto included elsewhere in this Prospectus.

                              DI INDUSTRIES, INC.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 1997
                                 (IN THOUSANDS)

                                     ASSETS

                                                     HISTORICAL
                                                ---------------------     PRO FORMA
                                                   DI       GREY WOLF    ADJUSTMENTS     PRO FORMA
                                                --------    ---------    -----------     ---------
Current assets:
  Cash and cash equivalents...................  $  3,693    $    899      $121,062(a)    $ 29,462
                                                                           (61,600)(b)
                                                                           (34,292)(a)
  Restricted cash -- insurance deposits.......       250          --          (300)(b)        250
  Accounts receivable, net of allowance.......    25,395       7,852                       33,247
  Rig inventory and supplies..................       428          --                          428
  Assets held for sale........................       557          --                          557
  Prepaids and other current assets...........     4,054       1,524                        5,578
                                                --------    --------      --------       --------
          Total current assets................    34,377      10,275        24,870         69,522
                                                --------    --------      --------       --------
Property and equipment:
  Land, buildings and improvements............     5,042         815                        5,857
  Drilling and well service equipment.........   141,916      54,502        81,867(b)     278,285
  Furniture and fixtures......................     1,208         409                        1,617
  Accumulated depreciation and amortization...   (14,159)    (37,300)       37,300(b)     (14,159)
                                                --------    --------      --------       --------
          Net property and equipment..........   134,007      18,426       119,167        271,600
                                                --------    --------      --------       --------
Other noncurrent assets.......................     1,044         345          (177)(b)      5,150
                                                                             3,938(a)
                                                --------    --------      --------       --------
                                                $169,428    $ 29,046      $147,798       $346,272
                                                ========    ========      ========       ========
                               LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt........  $  1,997    $      8      $ (1,508)(a)   $    497
  Accounts payable -- trade...................    14,050       8,483                       22,533
  Accrued workers' compensation...............     2,164          --                        2,164
  Payroll and related employee costs..........     4,422          --                        4,422
  Customer advances...........................       777          --                          777
  Taxes payable...............................     1,083          --                        1,083
  Other accrued liabilities...................       810          --                          810
                                                --------    --------      --------       --------
          Total current liabilities...........    25,303       8,491        (1,508)        32,286
                                                --------    --------      --------       --------
  % Senior Notes..............................        --          --       125,000(a)     125,000
Long-term debt net of current maturities......    32,071       1,484       (32,784)(a)        771
Other long-term liabilities and minority
  interest....................................     3,177         381                        3,558
Deferred income taxes.........................    10,109       2,933        30,847(b)      43,889
Series A preferred stock-mandatory
  redeemable..................................       726          --                          726
Shareholders' equity:
  Common stock, $.10 par value................    13,752       6,553        (5,153)(b)     15,152
  Additional paid-in capital..................   129,135          --        40,600(b)     169,735
  Cumulative translation adjustments, deferred
     compensation and treasury stock..........      (404)        (33)           33(b)        (404)
  Retained earnings (deficit).................   (44,441)      9,237        (9,237)(b)    (44,441)
                                                --------    --------      --------       --------
          Total shareholders' equity..........    98,042      15,757        26,243        140,042
                                                --------    --------      --------       --------
                                                $169,428    $ 29,046      $147,798       $346,272
                                                ========    ========      ========       ========

   See accompanying notes to unaudited pro forma consolidated financial data.

                              DI INDUSTRIES, INC.

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                   HISTORICAL
                                        ---------------------------------
                                                   FLOURNOY                  PRO FORMA
                                          DI      ACQUISITION   GREY WOLF   ADJUSTMENTS        PRO FORMA
                                        -------   -----------   ---------   -----------        ---------
Revenues:
  Contract drilling...................  $35,975     $3,871       $15,863      $    --           $55,709
Costs and expenses:
  Drilling operations.................   28,792      3,098        12,260          656(c)         44,806
  Depreciation and amortization.......    2,207        138           626        2,455(d)          5,426
  General and administrative..........    1,654        250           974         (780)(c)(e)      2,098
                                        -------     ------       -------      -------           -------
          Total costs and expenses....   32,653      3,486        13,860        2,331            52,330
                                        -------     ------       -------      -------           -------
Operating income (loss)...............    3,322        385         2,003       (2,331)            3,379
                                        -------     ------       -------      -------           -------
Other income (expense):
  Interest income.....................       92         --             8           --               100
  Gain on sale of assets..............       30         --           235           --               265
  Interest expense....................     (672)        (7)          (42)      (2,228)(f)        (2,949)
  Minority interest and other.........      204         --            66           --               270
                                        -------     ------       -------      -------           -------
          Other income (expense),
            net.......................     (346)        (7)          267       (2,228)           (2,314)
                                        -------     ------       -------      -------           -------
Income (loss) before income taxes.....    2,976        378         2,270       (4,559)            1,065
Income taxes..........................      662         --           908       (1,329)(g)           241
                                        -------     ------       -------      -------           -------
Net income (loss).....................    2,314        378         1,362       (3,230)              824
Series A preferred stock redemption
  premium.............................      (22)        --            --           --               (22)
                                        -------     ------       -------      -------           -------
Net income (loss) applicable to common
  stock...............................  $ 2,292     $  378       $ 1,362      $(3,230)          $   802
                                        =======     ======       =======      =======           =======
Net income per common share...........  $   .02                                                 $   .01
                                        =======                                                 =======
Weighted average common shares
  outstanding.........................  133,334                                                 151,469
                                        =======                                                 =======

   See accompanying notes to unaudited pro forma consolidated financial data.

                              DI INDUSTRIES, INC.

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         PRO FORMA ADJUSTMENTS                     HISTORICAL
                                                        ------------------------     ---------------------------------------
                                           HISTORICAL   WESTERN       RTO/LRAC          MESA        DIAMOND M     FLOURNOY
                                               DI        SALE        ACQUISITION     ACQUISITION   ACQUISITION   ACQUISITION
                                           ----------   -------      -----------     -----------   -----------   -----------
Revenues:
  Contract drilling......................   $ 81,767    $(3,206)(h)       --           $4,693         $22,675      $42,850
Costs and expenses:
  Drilling operations....................     80,388    (3,029)(h)        84(i)         3,428          19,405       33,970
  Depreciation and amortization..........      4,689      (117)(h)        --               --             759        1,655
  General and administrative.............      4,274      (254)(h)        --               --             476        2,994
  Non-recurring charges..................      6,131        --            --               --              --           --
                                            --------    -------         ----           ------         -------      -------
        Total costs and expenses.........     95,482    (3,400)           84            3,428          20,640       38,619
                                            --------    -------         ----           ------         -------      -------
Operating income (loss)..................    (13,715)      194            84            1,265           2,035        4,231
                                            --------    -------         ----           ------         -------      -------
Other income (expense):
  Interest income........................        505        --            --               --              --           --
  Interest expense.......................     (1,220)        4(h)         --               --              --          (87)
  Gain (loss) on sale of assets..........      3,078    (2,775)(h)        --               --              --           --
  Minority interest and other............        475        --            --               --              --           --
                                            --------    -------         ----           ------         -------      -------
        Other income (expense), net......      2,838    (2,771)           --               --              --          (87)
                                            --------    -------         ----           ------         -------      -------
Income (loss) before income taxes........    (10,877)   (2,577)          (84)           1,265           2,035        4,144
Income taxes.............................        845        --            --               --              --           --
                                            --------    -------         ----           ------         -------      -------
Net income (loss)........................    (11,722)   (2,577)          (84)           1,265           2,035        4,144
Series A preferred stock redemption
  premium................................        (13)       --            --               --              --           --
Series B preferred stock subscription
  dividend requirement...................       (402)       --           402(j)            --              --           --
                                            --------    -------         ----           ------         -------      -------
Net income (loss) applicable to
  common stock...........................   $(12,137)   $(2,577)        $318           $1,265         $ 2,035      $ 4,144
                                            ========    =======         ====           ======         =======      =======
Net loss per common share................   $  (0.18)
                                            ========
Weighted average common shares
  outstanding............................     67,495
                                            ========

                                           HISTORICAL
                                           -----------
                                            GREY WOLF     PRO FORMA
                                           ACQUISITION   ADJUSTMENTS      PRO FORMA
                                           -----------   -----------      ---------
Revenues:
  Contract drilling......................    $56,537            --        $205,316
Costs and expenses:
  Drilling operations....................     44,735         2,624(c)      181,605
  Depreciation and amortization..........      2,163        15,362(d)       24,511
  General and administrative.............      4,036        (3,867)(c)(e)    7,659
  Non-recurring charges..................         --            --           6,131
                                             -------      --------        --------
        Total costs and expenses.........     50,934        14,119         219,906
                                             -------      --------        --------
Operating income (loss)..................      5,603       (14,119)        (14,590)
                                             -------      --------        --------
Other income (expense):
  Interest income........................          2            --             507
  Interest expense.......................       (394)      (10,885)(f)     (12,582)
  Gain (loss) on sale of assets..........        368            --             671
  Minority interest and other............         66            --             541
                                             -------      --------        --------
        Other income (expense), net......        (42)      (10,885)        (10,863)
                                             -------      --------        --------
Income (loss) before income taxes........      5,645       (25,004)        (25,453)
Income taxes.............................      2,265        (2,265)(g)         845
                                             -------      --------        --------
Net income (loss)........................      3,380       (22,739)        (26,298)
Series A preferred stock redemption
  premium................................         --            --             (13)
Series B preferred stock subscription
  dividend requirement...................         --            --              --
                                             -------      --------        --------
Net income (loss) applicable to
  common stock...........................    $ 3,380      $(22,739)       $(26,311)
                                             =======      ========        ========
Net loss per common share................                                 $  (0.17)
                                                                          ========
Weighted average common shares
  outstanding............................                                  151,469
                                                                          ========

   See accompanying notes to unaudited pro forma consolidated financial data.

                              DI INDUSTRIES, INC.

         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(1) Basis of Presentation

     The following sets forth the explanations and assumptions used in preparing the Company's unaudited pro forma consolidated balance sheet as of March 31, 1997 and unaudited pro forma consolidated statements of operations for the three months ended March 31, 1997 and for the year ended December 31, 1996.

     The unaudited pro forma consolidated financial data should be read in conjunction with (i) the consolidated financial statements of the Company as of and for the three months ended March 31, 1997 and for the year ended December 31, 1996 and the notes thereto included elsewhere herein and (ii) the financial statements of Grey Wolf as of and for the three months ended January 31, 1997 and for the year ended October 31, 1996 and the notes thereto, included elsewhere herein. Pro forma financial data are not necessarily indicative of future operations of DI due to numerous factors, including changes in utilization rates for drilling rigs, changes in the rates received for drilling services and future equipment sales and acquisitions.

(2) Adjustment to the Historical Financial Statements

     The unaudited pro forma consolidated balance sheet assumes the Grey Wolf Acquisition occurred on March 31, 1997. The other Transactions noted occurred prior to March 31, 1997, and are included in DI's historical balance sheet as of March 31, 1997. The unaudited pro forma consolidated statement of operations for the three months ended March 31, 1997 assumes the Flournoy Acquisition and the Grey Wolf Acquisition occurred on January 1, 1996 while all the other Transactions noted above are included in historical results for the period. The unaudited pro forma consolidated statement of operations data for the year ended December 31, 1996 assumes all of the Transactions occurred on January 1, 1996.

     The following assumptions and pro forma adjustments have been made with respect to the historical balance sheet of the Company:

          (a) To reflect the Offering and the related issuance costs of the notes and the repayment of substantially all of the Company's existing long-term debt.

          (b) To reflect the purchase of Grey Wolf for $61.6 million in cash and the issuance of 14.0 million shares of Common Stock. Also assumes the payment of approximately $300,000 in transaction costs which were capitalized as part of the cost of the acquisition. For pro forma presentation, it was assumed that there would be no adjustment to the purchase price for changes in the price of Common Stock.

     The following assumptions and pro forma adjustments have been made to the historical statements of operations of the Company.

          (c) To reclassify $656,000 for the three months ended March 31, 1997 and approximately $2.6 million for the year ended December 31, 1996 of Grey Wolf's general and administrative expenses to operating costs to conform to the Company's presentation of expenses.

          (d) To reflect the additional depreciation expense for the three months ended March 31, 1997 for the assets acquired in the Flournoy Acquisition ($221,000) and the Grey Wolf Acquisition (approximately $2.2 million) and the additional depreciation expense for the year ended December 31, 1996 associated with the assets acquired in the Mesa Acquisition ($648,000), the Diamond M Acquisition (approximately $2.7 million), the Flournoy Acquisition (approximately $2.7 million) and the Grey Wolf Acquisition (approximately $9.4 million). Pro forma depreciation was calculated on a straight line basis over the estimated useful lives of the assets.

          (e) To reflect, for the three months ended March 31, 1997, the elimination of $67,000 of general and administrative expenses of Flournoy Drilling Company ("Flournoy") for the cost of the founder and president of Flournoy and one other employee who did not join the Company and the reclassification of

     $656,000 of general and administrative expenses of Grey Wolf to drilling operations costs (see note (c) above) and the elimination of general and administrative expense for the cost of the president and other employees of Grey Wolf who will not be joining DI ($57,000) and to reflect, for the year ended December 31, 1996, (i) the elimination of $217,000 of general and administrative expenses of Diamond M Onshore, Inc. ("Diamond M") allocated by its parent, less the additional general and administrative expenses estimated by the Company for an additional employee; (ii) the elimination of $800,000 of general and administrative expenses of Flournoy for the cost of the founder and president of Flournoy and one other employee who did not join the Company; and (iii) the reclassification of approximately $2.6 million of general and administrative expenses of Grey Wolf to drilling operations costs (see note (c) above) and the elimination of general and administrative expenses for the cost of the president and other employees of Grey Wolf who will not be joining DI ($226,000).

          (f) To reflect, for the three months ended March 31, 1997, the additional interest expense for the Notes to be issued in the Offering and the reduction of interest expense associated with the retirement of the majority of the Company's long term debt and to reflect, for the year ended December 31, 1996, (i) the elimination of $87,000 interest expense on the debt that was repaid by the Company at the closing of the Flournoy Acquisition, (ii) the additional interest expense for the Notes to be issued in the Offering and (iii) the reduction of interest expense associated with the retirement of the majority of the Company's outstanding long term debt. The effect of a 0.25% change in the annual interest rate of the Notes would change pro forma interest expense by $78,125 for the three months ended March 31, 1997, and $312,500 for the year ended December 31, 1996.

          (g) To eliminate the income tax expense of Grey Wolf in order to conform to the Company's income tax position.

          (h) To reflect the sale of the operational assets of the Company's Western Division on the revenues and expenses of the Company.

          (i) To adjust operating expense for the estimated cost to store the rigs acquired in the RTO/LRAC Acquisition.

          (j) To provide for the liquidation of the Series B preferred stock subscription and related dividend requirement in connection with the RTO/LRAC and Somerset Acquisitions. See notes 5 and 7 of the Company's consolidated financial statements included elsewhere herein.

                            SELECTED FINANCIAL DATA

     The following selected financial data for the years ended and as of December 31, 1996 and 1995 and for the nine-months ended December 31, 1994 have been derived from the audited consolidated financial statements of the Company included elsewhere herein. This data should be read in conjunction with such consolidated financial statements and the notes thereto. The selected financial data for the three-month periods ended March 31, 1997 and 1996, as of March 31, 1997 and for the twelve-month period ended December 31, 1994 have been derived from the unaudited consolidated financial statements of the Company, which include all adjustments, consisting of normal recurring adjustments, that the Company considers necessary for a fair presentation of its financial position and results of operations for these periods. Operating results for the three-month period ended March 31, 1997 are not necessarily indicative of the results that may be expected for the entire year. The selected financial data as of December 31, 1994, for the years ended and as of March 31, 1994 and 1993 have been derived from audited consolidated financial statements of the Company which are not included herein. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                       THREE MONTHS
                                          ENDED                     YEAR ENDED               NINE MONTHS       YEAR ENDED
                                        MARCH 31,                  DECEMBER 31,                 ENDED           MARCH 31,
                                    ------------------   ---------------------------------   DECEMBER 31,   -----------------
                                      1997      1996       1996       1995        1994         1994(1)      1994(1)    1993
                                    --------   -------   --------   --------   -----------   ------------   -------   -------
                                       (UNAUDITED)                             (UNAUDITED)
                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS, RATIOS AND DRILLING RIG ACTIVITY DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues........................  $ 35,975   $20,102   $ 81,767   $ 94,709     $65,393       $50,987      $67,855   $62,242
  Drilling operations costs.......    28,792    18,936     80,388     93,825      62,929        48,988       62,574    57,583
  Depreciation and amortization...     2,207     1,097      4,689      4,832       3,247         2,377        3,523     3,448
  General and administrative......     1,654       720      4,274      3,555       3,007         2,074        2,910     4,498
  Provision for asset
    impairment(2).................        --        --         --      5,290          --            --           --        --
  Non-recurring charges(3)........        --       602      6,131         --          --            --           --        --
                                    --------   -------   --------   --------     -------       -------      -------   -------
  Operating income (loss).........     3,332    (1,253)   (13,715)   (12,793)     (3,790)       (2,452)      (1,152)   (3,287)
  Interest expense................       672       262      1,220      1,472         404           332          257        --
  Other income (expense), net.....       326        24      4,058      1,590         637           524           25      (100)
                                    --------   -------   --------   --------     -------       -------      -------   -------
  Income (loss) from continuing
    operations....................     2,976    (1,491)   (10,877)   (12,675)     (3,557)       (2,260)      (1,384)   (3,387)
  Income (loss) from discontinued
    operations(4).................        --        --         --       (772)         55            51       (1,274)       60
                                    --------   -------   --------   --------     -------       -------      -------   -------
  Income (loss) before income
    taxes.........................     2,976    (1,491)   (10,877)   (13,447)     (3,502)       (2,209)      (2,658)   (3,327)
  Income taxes....................       662        --        845         --          --            --           --       168
                                    --------   -------   --------   --------     -------       -------      -------   -------
  Net income (loss)...............     2,314    (1,491)   (11,722)   (13,447)     (3,502)       (2,209)      (2,658)   (3,495)
  Series B preferred stock
    subscription dividend.........        --        --        402         --          --            --           --        --
                                    --------   -------   --------   --------     -------       -------      -------   -------
  Net income (loss) applicable to
    common stock..................  $  2,314   $(1,491)  $(12,124)  $(13,447)    $(3,502)      $(2,209)     $(2,658)  $(3,495)
                                    ========   =======   ========   ========     =======       =======      =======   =======
  Income (loss) per share --
    continuing operations.........  $    .02   $  (.04)  $   (.18)  $   (.33)    $  (.09)      $  (.06)     $  (.04)  $  (.09)
  Loss per share -- discontinued
    operations(4).................        --        --         --       (.02)         --            --         (.03)       --
                                    --------   -------   --------   --------     -------       -------      -------   -------
  Net income (loss) per share.....  $    .02   $  (.04)  $   (.18)  $   (.35)    $  (.09)      $  (.06)     $  (.07)  $  (.09)
                                    ========   =======   ========   ========     =======       =======      =======   =======
  Weighted average shares
    outstanding...................   133,334    38,669     67,495     38,669      38,607        38,641       38,416    38,416
OTHER DATA (UNAUDITED):
  EBITDA(5).......................  $  5,855   $   470   $1,163(6)  $ (1,853)    $   149       $   500      $ 1,122   $   121
  Capital expenditures............     6,447       921     71,219      5,657       9,737        14,350        2,849     2,479
  Ratio of EBITDA to interest
    expense.......................       8.7x      1.8x       1.0x        --         0.4x          1.5x         4.4x       --
  Ratio of earnings to fixed
    charges(7)....................       5.2x       --         --         --          --            --           --        --
DRILLING RIG ACTIVITY DATA
  (UNAUDITED)(8):
  Average utilization rate of
    drilling rigs available for
    service.......................        76%       68%        63%        66%         51%           58%          51%       48%
  Average revenues per day(9).....  $  8,134   $ 7,501   $  7,610   $  7,739     $ 8,520       $ 9,609      $ 9,102   $ 7,746
  Drilling rigs available for
    service -- end of period......        70        44         52         58          57            57           57        46
  Inventoried drilling rigs -- end
    of period.....................        23        22         25         22          13            13           13        14

                                                                             DECEMBER 31,                 MARCH 31,
                                                     MARCH 31,      ------------------------------    ------------------
                                                       1997           1996       1995      1994(1)    1994(1)     1993
                                                   -------------    --------    -------    -------    -------    -------
                                                    (UNAUDITED)                        (IN THOUSANDS)
BALANCE SHEET DATA(10):
  Working capital................................    $  9,074       $  6,195    $ 7,503    $12,462    $ 9,053    $ 7,507
  Property and equipment, net....................     134,007         88,476     25,910     30,786     19,797     21,199
  Total assets...................................     169,428        117,819     57,783     62,860     46,524     48,074
  Long-term debt net of current maturities.......      32,071         26,846     11,146     10,224        198        223
  Series A preferred stock -- mandatory
    redeemable...................................         726            764        900         --         --         --
  Shareholders' equity...........................      98,042         64,646     19,694     29,141     31,150     33,808

---------------

 (1) During 1994, the Company changed its fiscal year end from March 31 to December 31.

 (2) Represents impairment to certain drilling rigs and equipment caused by market indications that the carrying amounts were not recoverable. See note 1 to the Company's consolidated financial statements included elsewhere in this Prospectus.

 (3) For the three months ended March 31, 1996, represents employment severance costs for the Company's former President and Chief Executive Officer. For the year ended December 31, 1996, primarily represents such employment severance costs and costs to exit the Argentine and Mexican markets. See note 11 to the Company's consolidated financial statements included elsewhere in this Prospectus.

 (4) To account for the discontinued operations of DI Energy, Inc. effective April 1, 1995.

 (5) EBITDA (earnings before interest, taxes, depreciation and amortization, asset impairment and non-recurring charges) is presented here to provide additional information about the Company's operations. EBITDA should not be considered as an alternative to net income, as determined in accordance with GAAP, as an indicator of the Company's operating performance or as an alternative to cash flows (as determined in accordance with GAAP) as a better measure of liquidity.

 (6) Includes $8.4 million of operating losses related to the Company's operations in Argentina and Mexico which have since been discontinued.

 (7) The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (earnings before income taxes plus fixed charges less capitalized interest) by fixed charges (interest expense plus capitalized interest and the portion of operating lease rental expense that represents the interest factor). There were insufficient earnings to cover fixed charges in each period presented as follows: three months ended March 31, 1996 -- $1,491; year ended December 1996, 1995 and 1994 --
     $16,759, $12,675 and $3,557, respectively; nine months ended December 31, 1994 -- $2,260; and year ended March 31, 1994 and 1993 -- $1,384 and
     $3,387, respectively.

 (8) Excludes the Company's workover rigs.

 (9) Represents total contract drilling revenues divided by the total number of days the Company's drilling rig fleet operated during the period.

(10) Except for shareholders' equity, these items have been restated to account for the discontinued operations of DI Energy, Inc. effective April 1, 1995.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company's operations have been and will continue to be significantly affected by the new management team installed in 1996 and the Transactions which have transformed the Company into the second largest domestic land drilling contractor. The historical statements of operations for the years ended December 31, 1996 and 1995 and the twelve months ended December 31, 1994 presented herein do not include the operations of Grey Wolf, Flournoy and Diamond M and reflect the operations of Mesa Drilling, Inc. ("Mesa") for only three months. The statement of operations for the three months ended March 31, 1997 does not include the operations of Grey Wolf and reflects the operations of Flournoy for only two months. The rigs acquired in RTO/LRAC Acquisition did not have a material effect on the Company's results for the periods presented because the rigs have been idle since acquired in August 1996, except for one rig that was refurbished and placed in service in October 1996. In addition, the Company exited unprofitable markets in Mexico and Argentina, the results of which are included in the historical statement of operations for the periods presented. The Company believes that, due to the Transactions and exiting certain foreign markets, the historical statements of operations presented herein are not indicative of the Company's future potential, particularly in light of the recent increased demand and contract rates for land drilling rigs in its core domestic markets.

FINANCIAL CONDITION AND LIQUIDITY

     Since August 1996, the Company has completed the Flournoy Acquisition, the Diamond M Acquisition, the Mesa Acquisition and the RTO/LRAC and Somerset Acquisitions. The Diamond M Acquisition was financed primarily by $24.0 million of borrowings under the Bank Credit Facility. Substantially all of the consideration paid by the Company in the other acquisitions was in the form of
96.7 million shares of Common Stock, valued by the Company at $87.8 million, and warrants to purchase approximately 3.4 million shares of Common Stock, of which approximately 2.9 million had expired without being exercised as of April 30, 1997. As a result of such acquisitions, property and equipment increased by $100.1 million. In addition, in December 1996 the Company issued an aggregate of approximately 1.8 million shares of Common Stock in a private placement for $4.1 million in cash.

     The following table summarizes the Company's financial position as of March 31, 1997 and as of December 31, 1996 and 1995 (in thousands).

                                           MARCH 31, 1997   DECEMBER 31, 1996   DECEMBER 31, 1995
                                           --------------   -----------------   -----------------
Working capital..........................     $  9,074           $ 6,195             $ 7,503
Property and equipment, net..............      134,007            88,476              25,910
Other noncurrent assets..................        1,044             1,132                 277
                                              --------           -------             -------
          Total..........................     $144,125           $95,803             $33,690
                                              ========           =======             =======
Long-term debt net of current
  maturities.............................     $ 32,071           $26,846             $11,146
Other long-term liabilities..............       14,012             4,311               2,850
Shareholders' equity.....................       98,042            64,646              19,694
                                              --------           -------             -------
          Total..........................     $144,125           $95,803             $33,690
                                              ========           =======             =======

     The most significant changes in the Company's financial position from December 31, 1995 to March 31, 1997 are the increases in property and equipment, net of $108.1 million. During this same period, long-term debt net of current maturities increased by $20.9 million and shareholders' equity increased by $78.3 million. These changes are a direct result of the transactions described above.

     The Company's cash and cash equivalents increased by $4.3 million for the year ended December 31, 1996 from $1.9 million as of December 31, 1995 to $6.2 million as of December 31, 1996. This increase was primarily the result of $39.4 million provided by financing activities offset by $1.4 million used by operating activities and $33.5 million used in investing activities.

  Operating Activities

     During the year ended December 31, 1996 the Company used $1.4 million to fund operating activities. The Company used $7.3 million in cash from operations, however, changes in working capital items provided $5.9 million. Operating cash losses of $8.4 million were generated from the Company's Argentine and Mexican divisions. Cash provided from working capital items primarily included (i) collections of accounts receivable of $3.3 million, (ii) monetization of inventory and assets held for sale totalling $3.1 million, (iii) the receipt of customer advances at the end of 1996 of $2.4 million and (iv) payments of $1.9 million for workers' compensation and $1.1 million of other current liabilities.

     During the first quarter of 1997, the Company used $1.9 million to fund operating activities. While the Company generated cash from operations of $4.9 million, working capital requirements increased by $6.7 million due to recent acquisitions. In these acquisitions, the Company purchased drilling rigs and certain other related equipment which required additional working capital to operate.

  Investing Activities

     During 1996, the Company invested $33.5 million in fixed assets net of asset sales. The major components of these additions were the Diamond M Acquisition for $26.0 million, $2.4 million for rig refurbishments and $5.1 million for other asset additions. Non-cash transactions accounted for an additional $32.5 million in property and equipment additions. The Company completed the RTO/LRAC Acquisition in exchange for approximately 39.4 million shares of Common Stock valued at $25.0 million. In addition, the Company completed the Mesa Acquisition in exchange for approximately 5.5 million shares of Common Stock valued at $7.5 million.

     During the quarter ended March 31, 1997, the Company invested $7.2 million in fixed assets, net of asset sales. Rig refurbishments consisted of $3.3 million and $3.9 million was invested in drill pipe and other drilling related equipment. In addition, the acquisition of Flournoy resulted in a $40.5 million non-cash addition to property and equipment.

  Financing Activities

     During 1996, the Company raised $39.4 million from financing activities. The Company borrowed $31.5 million during the year, including $24.0 million borrowed under the Bank Credit Facility for the Diamond M Acquisition. The Company also issued approximately 39.4 million shares of Common Stock for $25.0 million in cash in the Somerset Acquisition and also completed a private placement of approximately 1.8 million shares of Common Stock for $4.1 million in cash. The Company made repayments of debt totaling $16.5 million during the year.

     During the first quarter of 1997, the Company obtained $6.6 million from financing activities, consisting principally of borrowings under the Bank Credit Facility. See "Description of Bank Credit Facility." These borrowings were used to fund the working capital requirements and capital expenditures discussed above.

  Future Activities

     In March 1997, the Company entered into an agreement to acquire Grey Wolf for approximately $103.6 million with up to $61.6 million in cash and approximately 14.0 million shares of Common Stock. Up to $61.6 million of the net proceeds of the Offering will be used to fund the cash portion of the Grey Wolf Acquisition. The number of shares of Common Stock to be issued in the Grey Wolf Acquisition is subject to adjustment if the average closing price of the Common Stock in the ten trading days immediately preceding the third trading day before closing is greater than $4.00 or less than $3.00 per share. Additionally, the agreement calls for the decrease of cash consideration and a corresponding increase in the number of shares issued so that at least 45% of the value of the consideration consists of Common Stock. If the Grey Wolf

Acquisition were to close on May 1, 1997, the aggregate consideration would consist of approximately $57.0 million in cash and 18.7 million shares of Common Stock. An escrow will be established for certain post-closing contingencies with $5.0 million of the cash consideration. See "Business -- Recent and Pending Transactions" and "-- Legal Proceedings."

     In addition to the capital requirements necessary to fund the Grey Wolf Acquisition, the Company anticipates substantial additional funding requirements in connection with its rig refurbishment program. During the last quarter of 1996 and the first quarter of 1997, the Company commenced and completed the refurbishment of four rigs at an aggregate cost of $3.2 million. In addition, as of April 30, 1996, the Company is refurbishing six additional rigs. The cost of refurbishing these rigs is estimated to be $8.6 million, of which $188,000 had been expended as of March 31, 1997. The Company also anticipates that during the remainder of 1997, it may commence the refurbishment of up to an additional ten rigs depending upon a variety of factors, including market conditions, management's assessment of existing and anticipated demand and day rates for land drilling rigs in the Company's domestic and Venezuelan markets and the Company's success in bidding for drilling contracts. The estimated costs of refurbishment could vary substantially, depending upon the type of rig refurbished and its intended market following refurbishment. The Company estimates that rigs destined for its core domestic markets will cost an average of approximately $1.5 million to refurbish while 2,000 to 3,000 horsepower rigs to be deployed to Venezuela are estimated to cost an average of approximately $12.0 million to refurbish, in each case including the cost of a new drill string.

     The Company believes that the balance of the proceeds from the Offering, cash flow from operations and, to the extent required, borrowings under the Bank Credit Facility will be sufficient to fund the Company's 1997, refurbishment program and to meet its other anticipated capital requirements for 1997. On April 30, 1997 the Company amended and restated its Bank Credit Facility increasing the available borrowing capacity from $35.0 million to $50.0 million. Upon consummation of the Offering and the application of the net proceeds therefrom, as described under "Use of Proceeds," the Company will not have any amounts outstanding under the Bank Credit Facility, and management expects that the Company will have cash or cash equivalents of $19.0 to $21.0 million. See "Description of Bank Credit Facility."

     The Company continues to actively review possible acquisition opportunities. While the Company has no definitive agreements to acquire additional equipment, other than the Grey Wolf Acquisition, suitable opportunities may arise in the future. The timing or success of any acquisition effort and the size of the associated potential capital commitments cannot be predicted at this time. The ability of the Company to consummate any such transaction will be dependent in large part by its ability to fund such transaction. There can be no assurance that adequate funding will be available on terms satisfactory to the Company.

RESULTS OF OPERATIONS

     The following tables and related discussions highlight rig days worked, revenues and operating expenses for the Company's domestic and foreign operations for the three months ended March 31, 1997 and 1996 (unaudited), the years ended December 31, 1996 and 1995 and the twelve months ended December 31, 1994 (unaudited).

  Comparison of Three Months Ended March 31, 1997 and 1996

                                               THREE MONTHS ENDED                  THREE MONTHS ENDED
                                                 MARCH 31, 1997                      MARCH 31, 1996
                                        ---------------------------------   ---------------------------------
                                         DOMESTIC     FOREIGN                DOMESTIC     FOREIGN
                                        OPERATIONS   OPERATIONS    TOTAL    OPERATIONS   OPERATIONS    TOTAL
                                        ----------   ----------   -------   ----------   ----------   -------
                                               (DOLLARS IN THOUSANDS, EXCEPT AVERAGE REVENUES PER DAY)
Rig days worked.......................     3,973          450       4,423      1,349        1,331       2,680
Average revenues per day..............   $ 8,205       $7,500     $ 8,134    $ 7,731       $7,267     $ 7,501

Drilling revenues.....................   $32,600       $3,375     $35,975    $10,429       $9,673     $20,102
Operating expenses(1).................    25,817        2,975      28,792      9,770        9,166      18,936
                                         -------       ------     -------    -------       ------     -------
Gross profit (loss)...................   $ 6,783       $  400     $ 7,183    $   659       $  507     $ 1,166
                                         =======       ======     =======    =======       ======     =======

---------------

(1) Operating expenses exclude depreciation and amortization and general and administrative expenses.

     Revenues increased approximately $15.9 million, or 79%, to $36.0 million for the three months ended March 31, 1997, from $20.1 million for the three months ended March 31, 1996. The increase is due to an increase in revenue from domestic operations of $22.2 million partially offset by a decrease in revenue from foreign operations of $6.3 million. Revenues from domestic operations increased due to an increase in rig days worked of 2,624, and an increase in the average revenue per day of $474. The increase in domestic days worked is a result of an increase in the number of rigs owed and available for service to 59 at March 31, 1997, compared to 26 at March 31, 1996. The increase in rigs available for service is principally the result of the acquisitions completed in 1996 and the first quarter of 1997 in which the Company added 26 working rigs. Rig days worked in domestic operations consisted of 2,254 days worked in the Company's South Texas Division, 1,152 days worked in the Company's Ark-La-Tex Division, and 567 days worked in all other divisions of the Company. Revenues from foreign operations decreased due to a decrease in rig days worked of 881 partially offset by an increase in average revenue per day of $233. The decrease in days worked is primarily a result of the Company withdrawing from Mexico and Argentina during the fourth quarter of 1996. Increases in domestic and foreign revenues per day are a result of the overall increase in demand for land drilling rigs.

     Drilling operating expenses increased by approximately $9.9 million, or 52%, to $28.8 million for the three months ended March 31, 1997, as compared to $18.9 million for the three months ended March 31, 1996. The increase is due to a $16.0 million increase in drilling operating expenses from domestic operations partially offset by a decrease of $6.1 million in drilling operating expenses from foreign operations. The increase in domestic drilling operating expenses is a direct result of the increase in the number of rigs owned and available for service and the corresponding 2,624 increase in the days worked. The decrease in drilling operating expenses from foreign operations is due to fewer rigs operating as a result of the Company's withdrawal from Mexico and Argentina as discussed above.

     Depreciation and amortization expense increased by $1.1 million, or 101%, to $2.2 million for the three months ended March 31, 1997, compared to $1.1 million the three months ended March 31, 1996. The increase is primarily due to additional depreciation associated with the acquisition in late 1996 of 13 additional operating rigs and the acquisition of 13 operating rigs in January 1997.

     General and administrative expense increased by $1.0 million, or 130%, to $1.7 million for the three months ended March 31, 1997, from $720,000 for the same period of 1996 due primarily to (i) increased payroll costs associated with new management and increased corporate staff, (ii) increased legal fees due to the Company's expansion activities, and (iii) increased insurance expenses due to an increase in the number of rigs as well as an overall increase in employee related insurance coverage.

     During the first quarter of 1996, the Company incurred $602,000 in non-recurring charges relating to the contractual severance to be paid over a two-year period to the Company's former president and chief executive officer.

     Interest expense increased by $410,000, or 156%, to $672,000 for the three months ended March 31, 1997, compared to $262,000 for the three months ended March 31, 1996. The increase is due to an increase in the average outstanding debt balance of $18.6 million to $30.8 million for the three months ended March 31, 1997 from $12.2 million for the three months ended March 31, 1996.

     For the three months ended March 31, 1997, the Company provided income tax expense of $662,000. This expense is the result of the Company's profitable operations and the resulting taxable income. The Company had no taxable income for the first quarter of 1996.

  Comparison of Years Ended December 31, 1996 and 1995

                                                  YEAR ENDED                           YEAR ENDED
                                              DECEMBER 31, 1996                    DECEMBER 31, 1995
                                      ----------------------------------   ----------------------------------
                                       DOMESTIC     FOREIGN                 DOMESTIC     FOREIGN
                                      OPERATIONS   OPERATIONS    TOTAL     OPERATIONS   OPERATIONS    TOTAL
                                      ----------   ----------   --------   ----------   ----------   --------
                                              (DOLLARS IN THOUSANDS, EXCEPT AVERAGE REVENUES PER DAY)
Rig days worked.....................      7,050        3,694      10,744       6,289        5,405      11,694
Average revenues per day............   $  7,446     $  7,924    $  7,610    $  7,123     $  8,455    $  7,739
Drilling revenues...................   $ 52,495     $ 29,272    $ 81,767    $ 44,797     $ 45,698    $ 90,495
Export sales........................         --           --          --          --        4,214       4,214
Operating expenses(1)...............     49,431       30,957      80,388      40,867       48,277      89,144
Export sales expenses...............         --           --          --          --        4,681       4,681
                                       --------     --------    --------    --------     --------    --------
Gross profit (loss).................   $  3,064     $ (1,685)   $  1,379    $  3,930     $ (3,046)   $    884
                                       ========     ========    ========    ========     ========    ========

---------------

(1) Operating expenses exclude for depreciation and amortization and general and administrative expenses.

     Revenues decreased approximately $12.9 million, or 13.6%, to $81.8 million for the year ended December 31, 1996 from $94.7 million for the year ended December 31, 1995. This decrease was primarily due to a decrease in revenues from foreign operations of $20.6 million where rig utilization decreased by 1,711 days. Revenues generated in the Mexican and Argentine markets decreased by $17.3 million to $11.3 million for the year ended December 31, 1996, compared to $28.6 million for the year ended December 31, 1995, due to a decline in average revenues per day, lower rig utilization and the Company's withdrawal from these markets. Revenues generated in Venezuela increased slightly to $18.0 million for the year ended December 31, 1996 from $17.1 million for the year ended December 31, 1995. The increase was due to increases in day rates received because the number of rig days worked actually decreased by 360 days due primarily to lower rig utilization rates. The remainder of the decrease in revenues from foreign operations was due to $4.2 million in non-recurring export sales during the year ended December 31, 1995. The decrease in revenues from foreign operations was partially offset by a $7.7 million increase in revenues from domestic operations to $52.5 million for the year ended December 31, 1996, as compared to $44.8 million for the year ended December 31, 1995. Domestic rig utilization improved by 7.0% in 1996, and average revenues per day increased by 5.0%, due to an overall improvement in the domestic contract drilling market.

     Drilling operations costs decreased by $13.4 million, or 14.3%, to $80.4 million for the year ended December 31, 1996, from $93.8 million for the year ended December 31, 1995. The decrease was due to a $22.0 million decrease in foreign drilling expenses, which was partially offset by a $8.5 million increase in drilling expenses from domestic operations. Drilling expenses associated with the Company's Mexican and Argentine operations decreased by $16.0 million to $15.3 million for the year ended December 31, 1996 from $31.3 million for the year ended December 31, 1995. This decrease was due to the lower utilization in, and the Company's ultimate withdrawal from, those markets. Drilling operating expenses included $1.0 million in mobilization costs to transport the Company's drilling rigs from Mexico to the United States. Drilling expenses in Venezuela decreased by $1.3 million to $15.7 million for the year ended December 31, 1996 from

$17.0 million for the year ended December 31, 1995 primarily because of lower rig utilization in 1996. Also contributing to the decrease in operating expenses from foreign operations was $4.7 million in costs related to non-recurring export sales for the year ended December 31, 1995. Drilling expenses from domestic operations increased $8.5 million to $49.4 million for the year ended December 31, 1996, from $40.9 million for the year ended December 31, 1995. This increase was primarily due to increased utilization and, to a lesser extent, increased direct labor costs.

     Depreciation and amortization expenses decreased by $143,000, or 3%, to $4.7 million for the year ended December 31, 1996 from $4.8 million for the twelve months ended December 31, 1995. The decrease in depreciation expense was primarily attributable to the decrease in the depreciable asset base resulting from the $5.3 million impairment provision recorded in the fourth quarter of 1995. While the RTO/LRAC Acquisition which occurred in August 1996 increased the Company's asset base, no depreciation expense was recorded until the acquired rigs are placed in service. Only one of these rigs was placed in service in late 1996.

     During the year ended December 31, 1996, the Company recorded non-recurring charges of $6.1 million which included $1.1 million in employment severance costs, $4.6 million in costs to exit the Argentine and Mexican markets and approximately $400,000 of other non-recurring charges. The employment severance costs includes $602,000 in contractual severance pay to be paid over a two-year period to the Company's former President and Chief Executive Officer and the transfer to him of certain drilling equipment with a net book value of $535,000 in settlement of a dispute over options to purchase Common Stock. As a result of the Company's desire to redeploy assets to more productive markets, the Company decided in late 1996 to withdraw from both the Argentine and Mexican markets and has recorded estimated exit costs of $1.3 million for Mexico, which primarily consist of the forfeiture of a performance bond and other costs to be incurred to close the office, and exit costs of $800,000 for Argentina, which primarily consist of costs expected to be incurred during the period necessary to exit the market and close the office. In addition, in 1996 the Company agreed to sell three of the six drilling rigs and certain other assets located in Argentina for $1.5 million. As a result, the Company recorded a write down of rig equipment and other assets of $2.5 million. The remaining Argentine drilling rigs are expected to be mobilized out of Argentina to the United States or Venezuela where they are expected to be refurbished and returned to service. Mobilization costs will be expensed as incurred in 1997.

     General and administrative expenses increased by $719,000 to $4.3 million for the year ended December 31, 1996, from $3.6 million for the year ended December 31, 1995, due to increased payroll cost associated with the new management members and the increased corporate staff, legal fees associated with unsuccessful litigation to recover amounts the Company believed it was owed and other professional fees.

     Interest expense decreased by $252,000 for the year ended December 31, 1996, primarily as a result of lower average outstanding debt levels during 1996 in the United States and lower outstanding levels on an overdraft facility in Argentina. The consolidated average debt balances during 1996 and 1995 were $13.7 million and $15.0 million, respectively. Interest rates during these periods remained relatively unchanged.

     The Company's net loss in 1995 is reflective of net losses from discontinued operations of $772,000 incurred in connection with the sale of oil and gas properties, for which there was no similar transaction in 1996.

     The Company recorded a gain on sale of $2.8 million in connection with the sale of its Western Division in the second quarter of 1996.

     The Company's income tax expense in 1996 was solely attributable to Venezuelan income taxes.

  Comparison of Year Ended December 31, 1995 to Twelve Months Ended December 31, 1994

                                         YEAR ENDED                      TWELVE-MONTH PERIOD ENDED
                                      DECEMBER 31, 1995                    DECEMBER 31, 1994(1)
                             -----------------------------------    -----------------------------------
                              DOMESTIC      FOREIGN                  DOMESTIC      FOREIGN
                             OPERATIONS    OPERATIONS     TOTAL     OPERATIONS    OPERATIONS     TOTAL
                             ----------    ----------    -------    ----------    ----------    -------
                                      (DOLLARS IN THOUSANDS, EXCEPT AVERAGE REVENUES PER DAY)
Rig days worked............     6,289         5,405       11,694       6,246         1,209        7,455
Average revenues per day...   $ 7,123       $ 8,455      $ 7,739     $ 7,930       $11,566      $ 8,520

Drilling revenues..........   $44,797       $45,698      $90,495     $49,530       $13,983      $63,513
Export sales...............        --         4,214        4,214          --         1,880        1,880
Operating expenses(2)......    40,867        48,277       89,144      47,722        13,204       60,926
Export sales expenses......        --         4,681        4,681          --         2,147        2,147
                              -------       -------      -------     -------       -------      -------
Gross profit (loss)........   $ 3,930       $(3,046)     $   884     $ 1,808       $   512      $ 2,320
                              =======       =======      =======     =======       =======      =======

---------------

(1) Effective December 31, 1994, the Company changed its fiscal year end from March 31 to December 31.

(2) Operating expenses exclude depreciation and amortization and general and administrative expenses.

     Revenues increased $29.3 million, or 44.8%, to $94.7 million for the fiscal year ended December 31, 1995 from $65.4 million for the twelve months ended December 31, 1994. This increase was primarily due to the expansion of the Company's operations in Argentina, Mexico and Venezuela. Revenues from the Company's foreign operations increased by $34.0 million to $49.9 million for the year ended December 31, 1995 from $15.9 million for the twelve months ended December 31, 1994. This increase was due to an increase in rig days worked from 1,209 during 1994 to 5,405 during 1995, partially offset by a decrease in average revenues per day from $11,566 to $8,455. The increase in rig days worked was primarily due to the inclusion of Venezuelan operations for a full twelve months in 1995 as compared to only four months in 1994 as the Venezuelan operating company was acquired effective September 1, 1994. The addition of four rigs to the Argentine market and three rigs to the Mexican market also contributed to the increase in rig days worked. International export revenues for the year ended December 31, 1995 were $4.2 million and resulted from materials sold for export to Costa Rica. The increase in revenue from foreign operations was partially offset by a decrease in revenue from domestic operations of $4.7 million to $44.8 million for the year ended December 31, 1995 from $49.5 million for the twelve months ended December 31, 1994. This decrease was due to an $807 decrease in average revenues per day from $7,930 during 1994 to $7,123 during 1995.

     Drilling operating expenses and export sales expenses increased $30.7 million, or 48.8%, to $93.8 million for the year ended December 31, 1995, from $63.1 million for the twelve months ended December 31, 1994. Operating expenses for the Company's foreign operations increased $37.6 million for the year ended December 31, 1995, as compared to the 1994 twelve-month period as a result of the expansion of the Company's Argentine drilling rig fleet and acquisition of the Venezuelan operating company discussed above, the start-up costs on the four rigs added to the Company's Argentine operations and higher than expected repairs, maintenance and rig move costs experienced on all Argentine rigs during 1995. International export operating and other expenses for the year ended December 31, 1995 were $4.7 million, primarily representing costs of materials sold for export to Costa Rica. Domestic operating expenses decreased by $6.9 million for the year ended December 31, 1995 as compared to the twelve months ended December 31, 1994. This decrease in costs from domestic operations of approximately $500,000 was due to a change in the mix of the Company's rig utilization from higher cost markets to lower cost markets and a change in the type of work from a greater percentage of turnkey projects in 1994 to a greater percentage of daywork in 1995.

     In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," effective for years beginning after December 15, 1995. As the FASB encouraged earlier application, the Company adopted the provisions of SFAS No. 121 during the fourth quarter of 1995. This new accounting standard requires certain assets to be reviewed for impairment whenever events or circumstances indicate the carrying amount may not be recoverable. The Company has provided a non-cash impairment provision of $5.3 million for certain drilling rigs and equipment due to market indications that the carrying amounts were not fully recoverable. Net realizable value was determined based upon appraisal, comparable sale data and management estimates.

     Depreciation and amortization expenses increased $1.7 million, or 54.8%, to $4.8 million for the year ended December 31, 1995, from $3.1 million for the twelve months ended December 31, 1994. This increase was due to the acquisition of drilling equipment for foreign operations.

     General and administrative expenses increased approximately $500,000 to $2.9 million for the year ended December 31, 1995 from $2.4 million for the twelve months ended December 31, 1994 primarily due to the expanded scope of the Company's foreign operations.

     Gain from foreign currency of $888,000 for the year ended December 31, 1995 was the result of currency exchange transactions associated with the Company's Venezuelan operations.

     Interest expense increased $1.0 million to $1.4 million for the year ended December 31, 1995 from $425,000 for the twelve months ended December 31, 1994. The increase was due to an increase in borrowings for expansion in foreign markets. The consolidated average debt balances during the year ended December 31, 1995, and the twelve-months ended December 31, 1994 were $15.0 million and $7.7 million, respectively. Interest rates during these periods remained relatively unchanged.

     The net loss from discontinued operations was $772,000 for the year ended December 31, 1995 as compared to net income of $55,000 for the twelve months ended December 31, 1994. The net loss in 1995 consisted primarily of a non-cash provision resulting from the disposal of the Company's oil and gas properties. On June 7, 1995, the Company entered into an agreement to sell its producing oil and gas properties, effective April 1, 1995, for a cash sales price of $4.2 million, subject to certain adjustments. The sale was closed on August 9, 1995. Proceeds from this transaction were used to pay off the Company's production term note which had an outstanding balance of approximately $1.5 million and to purchase two certificates of deposit totaling approximately $1.4 million as collateral for two letters of credit that were then outstanding under the Company's revolving line of credit, with the remainder of the proceeds, approximately $1.3 million, used for working capital purposes.

INFLATION AND CHANGING PRICES

     Contract drilling revenues do not necessarily track the changes in general inflation as they tend to respond to the level of activity on the part of the oil and gas industry in combination with the supply of equipment and the number of competing companies. Capital and operating costs are influenced to a larger extent by specific price changes in the oil and gas industry and to a lesser extent by changes in general inflation.

FOREIGN EXCHANGE

     The Venezuelan operations are often performed by the Company pursuant to drilling contracts under which payments to the Company are denominated in United States Dollars but are payable in Venezuelan currency at a floating exchange rate. Although the Company's Venezuelan contracts presently allow the Company to exchange up to 35% of payments made to it in Venezuelan currency for United States Dollars for a limited period of time following the payment and at the official Venezuelan exchange rate in effect at the time the payment was made to the Company (thus offering limited protection against adverse currency fluctuation), the Company is typically subject to the risk of adverse currency fluctuations with respect to the balance of such payments. Additionally, a significant portion of costs and expenses relating to the Company's international operations are comprised of goods and services procured in the respective foreign countries and paid for in the respective countries' currencies. Accordingly, management expects that the Company's subsidiaries operating in Venezuela will be required to maintain significant cash balances in Venezuelan currency. The Company has not during the three-year period ended December 31, 1996 entered into any currency hedges to protect it from foreign currency losses. Instead, the Company attempts to manage assets in foreign countries to minimize its exposure to currency fluctuations. Despite these efforts, however, the Company remains subject to the risk of foreign currency losses. During the year ended December 31, 1995, however, the Company realized currency gains of $888,000, and, in 1996, $404,000 was recorded as a decrease to shareholders' equity due to a devaluation of the Venezuelan Bolivar.

FORWARD-LOOKING INFORMATION

     The Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts included in the MD&A including, without limitation, statements regarding the Company's operating strategy, plans, objectives and beliefs of management for future operations, and the anticipated closing and methods of financing the Grey Wolf Acquisition are forward-looking statements. Although the Company believes the expectations and beliefs reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. See "Risk Factors" for a discussion of important factors that could cause actual results to differ materially from the Company's expectations. Also, see "Forward-Looking Statements."

RECENT ACCOUNTING PRONOUNCEMENTS

     In February 1997, the FASB issued SFAS No. 128, "Earnings per Share." SFAS No. 128 specifies the compilation, presentation and disclosure requirements for earnings per share for entities with publicly held common stock or potential common stock. The requirements of this statement will be effective for fiscal years beginning after December 15, 1997. Management does not believe that the implementation of SFAS No. 128 will have a material effect on its financial statements.

                                    BUSINESS
GENERAL

     The Company is a leading provider of contract land drilling services in the U.S. with a domestic fleet of 101 rigs, of which 78 are currently marketed. The Company believes it has the largest or second largest active rig fleet in each of its three domestic core markets, the Ark-La-Tex, Gulf Coast and South Texas markets. The Company believes these markets have historically maintained higher utilization and day rates than other domestic markets. In addition to its domestic operations, the Company operates in Venezuela where the Company intends to increase its market presence by refurbishing its current fleet of six rigs and deploying additional deep drilling rigs as warranted by market conditions. The Company has an inventory of 23 rigs, of which 20 are diesel electric SCR rigs, available for refurbishment and redeployment as demand warrants. The Company estimates that each of these rigs can be activated for service in domestic markets for at an average cost of approximately $1.5 million, including the cost of a new drill string.

     In 1996, the Company initiated a reorganization of its operations in which the Company (i) replaced substantially all of its board of directors, (ii) hired a new management team, substantially all of whom joined the Company after August 1996 and (iii) implemented a new operating strategy. The Company believes the reorganization has positioned the Company to benefit from recent improvements in the land drilling industry.

INDUSTRY OVERVIEW

     The domestic land drilling industry is undergoing a period of rapid consolidation. The Company believes that during 1996 and the first quarter of 1997, six land rig companies have completed or have pending at least 17 transactions in which a combined total of approximately 341 rigs have been or are proposed to be acquired. Recent and pending transactions by the Company accounted for five of these consolidating acquisitions in which it acquired 65 rigs, of which 44 were actively marketed at the time of acquisition and 21 were stacked.

     Industry sources estimate that there are approximately 1,400 land drilling rigs available for work in the U.S. as compared to over 5,000 domestic land drilling rigs in 1982 and approximately 2,000 land drilling rigs as recently as 1990. The Company believes the demand for land drilling rigs in the Company's core markets has increased principally due to improved oil and gas drilling and production economics resulting from increased use of 3-D seismic, directional drilling and enhanced recovery techniques. For the first three months of 1997, the average active domestic land rig count was 715 as compared to 652 for the full year 1996, and 595 for the first three months of 1996. The Company's utilization rates in its core domestic markets averaged over 90% for the first three months of 1997. The convergence of land drilling rig supply and demand in its core domestic markets have contributed to improved financial results for the Company. In the first quarter of 1997, the Company generated $9.4 million of EBITDA pro forma for the Grey Wolf Acquisition and the Flournoy Acquisition, as compared to $17.8 million of EBITDA for the full year 1996 on a pro forma basis for all of the Transactions.

OPERATING STRATEGY

     The Company's operating strategy, which was initiated in connection with its change of management, is to achieve increased cash flow and earnings by:

          Acquiring Land Drilling Rigs. The Company intends to continue to be an active consolidator of the land drilling industry. Since August 1996, the Company has acquired 65 land drilling rigs in five separate transactions. Four of these acquisitions were of land drilling companies with long histories of operating in the Gulf Coast and South Texas markets. The fifth acquisition provided the Company with an inventory of diesel electric SCR drilling rigs suited for deployment to the Company's core domestic markets and Venezuela.

          Focusing on Core Markets. The Company intends to focus its operations in its core markets, the Ark-La-Tex, Gulf Coast, South Texas and Venezuelan markets. In each of its domestic core markets the Company believes it has the largest or second largest active rig fleet, and intends to maintain a leading market position. Management believes these markets have historically maintained higher demand and utilization rates than other domestic markets and that the Company's leading presence in these domestic markets enables it to achieve economies of scale and maintain the operating infrastructure to facilitate the deployment of inventoried drilling rigs into these markets in a cost effective manner. In Venezuela, the Company intends to increase its market presence by refurbishing its current fleet of six rigs and deploying additional diesel electric rigs as warranted by market conditions.

          Refurbishing Rigs. The Company seeks to grow internally by capitalizing on its rig inventory. The Company has 23 rigs available for refurbishment and return to marketable status. Twenty of these rigs are diesel electric SCR drilling rigs which are currently in demand because of their suitability for directional and deep drilling applications. During the last quarter of 1996 and the first quarter of 1997, the Company refurbished and placed in service four drilling rigs. An additional six rigs are currently in various stages of refurbishment and are expected to be available for service by the end of the third quarter of 1997. The Company anticipates that during 1997 it may commence the refurbishment of up to an additional ten rigs, depending upon a variety of factors, including management's assessment of existing and anticipated demand and day rates for land drilling rigs in the Company's domestic and Venezuelan markets and the Company's success in bidding for drilling contracts. See "-- Rig Inventory and Rig Refurbishments."

          Attracting and Retaining Qualified Personnel. The Company intends to attract and retain qualified personnel by offering a combination of wage rates, benefits and training programs that it believes will distinguish it from its competitors. Whenever possible, management intends to retain qualified operating personnel employed by drilling businesses acquired by the Company. In the Diamond M Acquisition and Flournoy Acquisition, the Company employed substantially all of the seller's rig personnel. The Company expects to retain substantially all the rig personnel of Grey Wolf.

     The Company has maintained a strong equity capitalization to provide it with the financial flexibility to pursue acquisitions and rig refurbishments as opportunities arise. In all but one of the completed Transactions, the acquisition price for the business or assets acquired by the Company consisted entirely or primarily of Common Stock, resulting in an increase in shareholders' equity of $87.8 million. Additionally, the Company has increased its equity capitalization by raising $4.1 million in cash through a private placement of its Common Stock in December 1996.

RECENT AND PENDING TRANSACTIONS

     Grey Wolf Acquisition. On March 7, 1997, the Company entered into a definitive agreement to merge Grey Wolf into Drillers (the "Merger Agreement"). Grey Wolf is a land drilling contractor operating primarily in South Louisiana and along the Texas Gulf Coast and its principal operating assets are a fleet of 18 deep drilling land rigs, related equipment and vehicles. All of Grey Wolf's 18 rigs are currently working. The Grey Wolf Acquisition is subject to obtaining regulatory approval, Grey Wolf shareholders' approval and to certain other conditions. The proceeds from the Offering will be used, in part, to fund the cash portion of the Grey Wolf Acquisition. The closing of the Offering is contingent upon the simultaneous closing of the Grey Wolf Acquisition.

     The Merger Agreement provides that Grey Wolf's shareholders will receive up to $61.6 million in cash and approximately 14.0 million shares of Common Stock. The Merger Agreement provides, however, that if the "DI Common Stock Price" (as defined below) is less than $3.00 or more than $4.00, the number of shares of Common Stock to be issued will be adjusted. If the DI Common Stock Price is less than $3.00, the number of shares of Common Stock to be issued will be increased to a number of shares equal to $42.0 million divided by the DI Common Stock Price. If the DI Common Stock Price is more than $4.00, the number of shares of Common Stock to be issued will be decreased to the greater of (i) 11,666,667 shares, or (ii) a number of shares equal to $56.0 million divided by the DI Common Stock Price. Additionally, the Merger Agreement provides for the decrease of the cash consideration and a corresponding increase in the number of shares issued so that at least 45% of the value of the consideration consists of Common Stock. The "DI Common Stock Price" means an amount equal to the average of the closing sales price of DI Common Stock on the American Stock Exchange Consolidated Tape as reported by The Wall Street Journal (Southwest Edition) on each of the ten consecutive trading days immediately preceding the third trading day before the closing of the Grey Wolf Acquisition. Grey Wolf has agreed that it will not, and has agreed that it will request each of its officers and directors to agree that they will not, engage in trading in Common Stock during the 20 consecutive days immediately preceding the closing of the Grey Wolf Acquisition. A post-closing escrow arrangement will be established for certain Grey Wolf litigation matters with $5.0 million of the cash consideration otherwise payable in the Merger to Grey Wolf's shareholders. If the Grey Wolf Acquisition were to close on May 1, 1997, the aggregate consideration would consist of $57.0 million in cash and 18.7 million shares of Common Stock.

     Flournoy Acquisition. On January 31, 1997, the Company acquired the operating assets of Flournoy for approximately 12.4 million shares of Common Stock and cash of approximately $800,000, which was utilized to repay certain indebtedness of Flournoy. The assets acquired included 13 land drilling rigs, 17 rig hauling trucks, a yard and office facility in Alice, Texas and various other equipment and drill pipe. Under the purchase method of accounting, the Company valued the Common Stock issued in the Flournoy Acquisition at $31.1 million. The Company agreed to issue additional shares of the Common Stock to Flournoy's shareholders if, and to the extent that, on January 31, 1998 the aggregate market value of one-half of the shares received by the Flournoy shareholders, plus the gross proceeds from certain sales of Common Stock received in the transaction by the Flournoy shareholders prior to January 31, 1998, is, in total, less than $12.4 million.

     Diamond M Acquisition. On December 31, 1996, the Company completed the Diamond M Acquisition for approximately $26.0 million in cash. The assets acquired consisted of ten land drilling rigs, all of which are currently operating in South Texas, 19 rig hauling trucks, a yard and office facility in Alice, Texas and various other drill pipe and equipment.

     Mesa Acquisition. On October 3, 1996, the Company acquired all of the South Texas operating assets of Mesa in exchange for 5.5 million shares of Common Stock. The assets acquired consist of six diesel electric SCR rigs, three of which are currently operating in South Texas. Under the purchase method of accounting, the Company valued the Common Stock issued in the Mesa Acquisition transaction at $7.5 million.

     RTO/LRAC and Somerset Acquisitions. On August 29, 1996, the Company completed the RTO/LRAC Acquisition in which approximately 39.4 million shares of Common Stock were exchanged for 18 inactive, deep drilling land rigs. The rigs acquired in the RTO/LRAC Acquisition include five 3,000 horsepower and nine 2,000 horsepower land rigs rated for depths of 25,000 feet or greater. Contemporaneously with the closing of the RTO/LRAC Acquisition, the Company completed the Somerset Acquisition in which it issued approximately 39.4 million shares of Common Stock for $25.0 million in cash. Under the purchase method of accounting, the Company valued the Common Stock issued in the RTO/LRAC Acquisition and the Somerset Acquisition at $25.0 million and $24.6 million, respectively. The recipients of the shares issued in the RTO/LRAC and Somerset Acquisitions were also issued warrants to acquire up to an aggregate of 3.4 million shares of Common Stock (the "Shadow Warrants"), exercisable upon the occurrence of certain events. As of April 30, 1996, approximately 2.9 million of the Shadow Warrants have been terminated unexercised. The $25.0 million capital infusion from the Somerset Acquisition was used for rig fleet refurbishment, debt repayment and general corporate purposes.

     Western Sale. On June 24, 1996, the Company completed the Western Sale for $3.9 million in cash. The Company's Western Division provided well workover services in Montana, Utah and North Dakota. The Western Division consisted of 23 carrier-mounted workover rigs and certain real estate owned by the Company in Glendive, Montana and Roosevelt, Utah. Pursuant to the purchase agreement, the buyer assumed the obligations of the Company under its real and personal property leases relating to the division. The Company recognized a gain of approximately $2.8 million on the sale of this division.

DOMESTIC OPERATIONS

     Giving effect to the Grey Wolf Acquisition, the Company has a total domestic rig fleet of 101 rigs, 78 of which are being actively marketed and 23 of which are held in inventory for refurbishment. See "-- Rig Inventory and Refurbishments." The following table summarizes the Company's domestic rig fleet, by horsepower rating and drive system:

             HORSEPOWER RATING                DIESEL ELECTRIC    MECHANICAL    TOTAL
             -----------------                ---------------    ----------    -----
 300- 999...................................         1               37          38
1,000-1,999.................................        19               13          32
2,000-3,000.................................        28                3          31
                                                    --               --         ---
          Total.............................        48               53         101
                                                    ==               ==         ===

------------------------------------

     The Company's domestic drilling operations are conducted through five operating divisions in the United States organized by geographic area. The market area covered by each of the Company's divisions is depicted on the map located in the inside front cover of this Prospectus.

     Ark-La-Tex Division. The Ark-La-Tex Division provides drilling services primarily in Northeast Texas, Northern Louisiana and Southern Arkansas, and currently markets a fleet of 15 rigs. The majority of drilling in the Ark-La-Tex market is directed to three of the five principal target geologic formations in the region, generally located at depths ranging from 8,900 to 13,000 feet. For these target formations, 700 to 1,000 horsepower mechanical rigs are typically utilized in the Ark-La-Tex market. Thirteen of the division's rigs are suited for drilling to these depths, ten of which are mechanical, two of which are electrical and one is an SCR rig. The other two principal geologic targets in the market, the Austin Chalk and Pinnacle Reef formations, are located at substantially greater depths, typically from 15,500 to 22,000 feet. The Company has two marketable rigs suitable for these drilling targets. One of these deep drilling rigs is a 2,000 horsepower diesel electrical rig with a depth rating of 25,000 feet, while the second is a 3,000 horsepower diesel electric SCR rig rated for 30,000 feet.

     During 1996, approximately 42% of the division's revenues were generated from daywork contracts, 3% from footage contracts and 55% from turnkey contracts. For the first quarter of 1997, the percentage of its contract revenues provided by daywork, footage and turnkey contracts was 46%, 5% and 49%, respectively. The average revenues per day for the division during 1996 and the first quarter of 1997, were $7,685 and $7,916, respectively, and for the same periods its average rig utilization rates were 86% and 92%, respectively.

     South Texas Division. The South Texas Division markets a fleet of 30 rigs consisting of 14 trailer mounted rigs with rated depth capacities ranging from 9,000 to 13,000 feet, eight diesel electric SCR rigs with rated depth capacities from 12,000 to 25,000 feet and eight conventional mechanical rigs with rated depth capacities ranging from 10,000 to 13,000 feet. The Company believes that trailer mounted rigs and 1,500 to 2,000 horsepower diesel electric SCR rigs are in highest demand in this market. Trailer mounted rigs are relatively more mobile than conventional rigs, thus decreasing the time and expense to the customer of moving the rig to and from the drillsite. Under ordinary conditions, the Company's trailer mounted rigs are capable of drilling an average of two 10,000 foot wells per month. The Company believes it operates the largest trailer mounted rig fleet in this market. The South Texas Division also operates a fleet of 35 trucks, which are used exclusively to move the Company's rigs. Most drilling in this market is for natural gas at depths ranging from 10,000 to 15,000 feet.

     During 1996, approximately 75% of the division's revenues were generated from daywork contracts, 14% from footage contracts and 11% from turnkey contracts. For the first quarter of 1997, the percentage of its contract revenues provided by daywork, footage and turnkey contracts was 47%, 15% and 38%, respectively. The average revenues per day for the division during 1996 and the first quarter of 1997, were $5,522 and $7,992, respectively, and for the same periods its average rig utilization rates were 85% and 98%, respectively.

     Gulf Coast Division. Upon completion of the Grey Wolf Acquisition, Grey Wolf's assets and personnel will establish the Company's Gulf Coast Division. Grey Wolf's drilling services are provided to operators in

South Louisiana and along the upper Texas Gulf Coast. Grey Wolf's rig fleet consists of 18 deep drilling rigs, including ten diesel electric rigs with rated depth capacities of 18,000 to 25,000 feet, five diesel electric SCR rigs with rated depth capacities of 14,000 to 25,000 feet and three conventional mechanical rigs with rated depth capacities of 18,000 feet.

     During Grey Wolf's fiscal year ended October 31, 1996, approximately 48% of its revenues were generated from daywork contracts, 10% from footage contracts and 42% from turnkey contracts. For its first fiscal quarter ended January 31, 1997, the percentage of its contract revenues provided by daywork, footage and turnkey contracts was 55%, 1% and 44%, respectively. The average revenues per day for Grey Wolf during 1996 and the its first fiscal quarter of 1997, were $9,637 and $10,395, respectively, and for the same periods its average rig utilization rates were 91% and 98%, respectively.

     Eastern Division. The Eastern Division markets a fleet of five rigs, primarily in Ohio. The Eastern Division principally drills gas wells at depths of 7,000 feet or less using air drilling techniques. This division typically contracts to drill packages of several wells.

     During 1996, approximately 30% of the division's revenues were generated from daywork contracts and 70% from footage contracts. For the first quarter of 1997, the percentage of its contract revenues provided by daywork and footage contracts was 11% and 89%, respectively. The average revenues per day for the division during 1996 and the first quarter of 1997, were $4,944 and $4,923, respectively, and for the same periods its average rig utilization rates were 72% and 88%, respectively.

     INDRILLERS Division. In 1996, the Company and Dart Energy Corp. ("Dart") formed INDRILLERS in which the Company has a 65% economic interest and Dart has a 35% economic interest. Rights to manage the company are shared equally. This division drills oil and gas wells principally in Michigan at depths of 1,000 to 16,000 feet. Nine of the ten rigs in this division have depth ratings ranging from 5,500 to 10,500 feet, and one is rated to 17,000 feet.

     During 1996, approximately 62% of the division's revenues were generated from daywork contracts, 22% from footage contracts and 16% from turnkey contracts. For the first quarter of 1997, the percentage of its contract revenues provided by daywork, footage and turnkey contracts was 69%, 23% and 8%, respectively. The average revenues per day for the division during 1996 and the first quarter of 1997, were $5,936 and $4,923, respectively, and for the same periods its average rig utilization rates were 31% and 19%, respectively.

FOREIGN OPERATIONS

     Venezuela Division. The Company began operating in Venezuela in 1994, and intends to upgrade the performance capabilities of its rig fleet in Venezuela and intensify its marketing efforts there in response to increased demand for land rig drilling services. The Company believes this demand has resulted principally from changes in Venezuelan government policies and legislation encouraging private sector participation in oil and gas exploration and production. In recent years, the Venezuelan national oil company, Petroleos de Venezuela, S.A. ("PDVSA"), has permitted international oil companies to enter into operating agreements with one of PDVSA's three main operating subsidiaries to rehabilitate, reactivate and develop certain of its older fields. Additionally, the Venezuelan government has enacted legislation enabling multinational oil companies to conduct exploration and development operations in Venezuela through production sharing arrangements with PDVSA and its subsidiaries. Through March 1997, eight large undeveloped properties have been awarded to multinational oil companies for development through production sharing arrangements. In November 1996, PDVSA solicited tenders from private companies for the rehabilitation, reactivation and development of 20 additional areas. The new operating agreements (referred to by PDVSA as the "Third Operating Round") are expected to cover 12 areas described by PDVSA as "onshore" locations covering a combined area of approximately 2,600 square kilometers (approximately 1,003 square miles). The Company believes that Third Operating Round operations will require drilling and workover rigs ranging from 4,000 to 18,000 feet in capacity.

     Drilling contractors operating in Venezuela generally obtain contracts through a bidding process open only to drilling contractors previously approved for inclusion on the "bid list" of the customer and PDVSA.

Drilling contracts are sometimes awarded on a long-term basis, for periods of up to 24 months. In the Company's experience, bid specifications for Venezuelan drilling contracts typically require premium quality, intermediate and deep drilling rigs with 1,500 to 3,000 horsepower ratings equipped with top drive mechanisms. The Company believes that 3,000 horsepower rigs are currently the most in demand, but it anticipates that demand for intermediate capacity 1,500 to 2,000 horsepower rigs may improve in response to the Third Operating Round.

     Management has implemented measures to enhance the Company's Venezuelan operations, and has recently added local management having substantial experience with competing drilling contractors in Venezuela. The Company has since been restored to PDVSA's bid list from which it had been previously removed. The Venezuela Division is currently marketing four land drilling rigs with rated depths of 10,000 to 15,000 feet and two workover rigs, none of which is currently under contract. To improve the marketability of its existing Venezuelan rig fleet, the Company has scheduled all of its Venezuelan rigs for capital improvements and is actively seeking contracts for the improved rigs upon completion. The Company has budgeted $2.9 million for these capital improvements.

     To further increase its market presence and deep drilling capabilities in Venezuela, the Company is evaluating plans to refurbish and to deploy Venezuela two 3,000 horsepower diesel electric SCR rigs and two additional 800 horsepower, 10,000 foot drilling capacity rigs, each of which will require refurbishment to operate in the Venezuelan market. Its decision to refurbish and deploy such rigs in Venezuela will depend upon a variety of factors, including market conditions, management's assessment of existing and anticipated demand and day rates and the Company's success in bidding for drilling contracts. The Venezuelan Division generally provides its drilling services under daywork contracts and workover services under hourly contracts. Hourly contracts call for the Company to provide a rig and crew, for which it is paid on an hourly basis. Historically, the Venezuelan Division has contracted to provide crews to man rigs owned by the customer, and may do so in the future.

     Prior Foreign Operations. Foreign operations contributed approximately 36%, 53% and 21% of the Company's operating revenues for the years ended December 31, 1996 and 1995 and for the nine month period ended December 31, 1994, but accounted for approximately 71%, 68% and 15%, respectively, of the Company's total losses from continuing operations for the same three periods. For each of the same periods, the Company's foreign operations were conducted principally in Mexico and South America.

     Consistent with the Company's decision to redeploy its rigs to more productive markets, the Company has withdrawn from both the Argentine and Mexican markets. All four of the Company's drilling rigs previously located in Mexico have been returned to the United States. Of the four repatriated rigs, three have been refurbished and placed in service in the Company's Ark-La-Tex or South Texas Divisions and one is held for sale. In April 1997, the Company sold three of its six drilling rigs and certain other assets located in Argentina for $1.5 million. The remaining three rigs are being mobilized to the United States for refurbishment and redeployment over the second and third quarters of 1997. Although management has determined to concentrate its foreign operations in Venezuela, the Company will, from time to time, consider expansion into additional selected international markets as opportunities arise.

RIG INVENTORY AND REFURBISHMENTS

     As of the date of this Prospectus, 23 rigs, or approximately 21% of the Company's rig fleet, are stacked and held in inventory for possible refurbishment and deployment as demand may warrant. Management believes that the demand for land drilling rigs in the Company's Ark-La-Tex, Gulf Coast, South Texas and Venezuelan markets have improved sufficiently to justify a program to restore certain of its stacked rigs to marketable condition.

     During the last quarter of 1996 and the first quarter of 1997, the Company commenced and completed the refurbishment of four rigs at an aggregate cost of approximately $3.2 million. Of these four recently refurbished rigs, one was a 3,000 horsepower diesel electric SCR rig rated for 30,000 feet. The diesel electric SCR rig was a previously stacked rig acquired in the RTO/LRAC Acquisition. The other three refurbished rigs were previously marketable rigs that were returned to the U.S. following the Company's withdrawal from the Mexican market in late 1996. These rigs included three mechanical rigs, rated at 750, 900 and 1,000 horsepower, respectively with rated drilling capacities of 9,000, 10,000 and 15,000 feet, respectively. All four recently refurbished rigs are now assigned to the Company's Ark-La-Tex and South Texas Divisions.

     The Company is currently refurbishing six diesel electric SCR rigs. Four of these rigs are rated at 2,000 horsepower with rated drilling capacities of 25,000 feet. The fifth rig is rated at 1,500 horsepower with a rated drilling capacity of 18,000 feet, while the sixth rig is rated at 3,000 horsepower with a rated drilling capacity of 30,000 feet. The Company presently anticipates that of the refurbished rigs two will be deployed to each of the Company's Ark-La-Tex, South Texas and Gulf Coast markets.

     The Company anticipates that during 1997 it may commence the refurbishment of up to an additional ten rigs, depending upon a variety of factors, including management's assessment of trends in the demand and day rates in the Company's domestic and foreign markets, the Company's capital resources and other factors that may be pertinent at the time. The refurbishment cost for rigs to be deployed in the Company's core domestic markets is estimated to average approximately $1.5 million each, while refurbishment costs for 2,000 to 3,000 horsepower rigs for the Venezuelan market are estimated to average approximately $12.0 million, in each case including the cost of the associated drill string.

RIG FLEET

     A land drilling rig consists of engines, drawworks, a mast, substructure, pumps to circulate drilling fluid, blowout preventers, drill string and related equipment. The actual drilling capacity of a rig may be less than its rated drilling capacity due to numerous factors, including the length of its drill string. The intended well depth and the drill site conditions determine the amount of string and other equipment needed to complete the well. Generally, land rigs operate domestically with crews of five to six persons and in Venezuela with crews of ten to 12 persons. The following table further sets forth certain information regarding the rigs owned and operated by the Company and Grey Wolf as of April 15, 1997.

                                                                                               MAXIMUM
                                                                                                RATED
          YEAR BUILT/                                                            HORSEPOWER   DRILLING
RIG NO.     REBUILT                 DRAWWORKS                DRIVE SYSTEM(1)       RATING       DEPTH      STATUS(2)
-------   -----------               ---------                ---------------     ----------   ---------    ---------
                                                                                              (IN FEET)
                                      Ark-La-Tex Division
    1      1957/1980    Brewster N-85                      Mechanical                900        15,000    Active
    2      1957/1981    Brewster N-85                      Mechanical                900        15,000    Active
    3      1960/1982    Continental-Emsco A-550            Mechanical                700        13,500    Active
    6      1957/1980    Brewster N-85                      Mechanical                900        15,000    Active
    7      1978         National 55                        Mechanical                700        12,500    Active
   10      1964/1989    Gardner-Denver 800                 Mechanical              1,000        14,000    Active
   12      1980         Gardner-Denver 700                 Mechanical                800        12,500    Active
   13      1981         Brewster N-75B                     Mechanical              1,000        13,000    Active
   15      1965/1989    National 610                       Mechanical                750        14,000    Active
   19      1981/1997    National 80-B                      Mechanical              1,000        15,000    Active
   39      1980/1989    Gardner-Denver 800                 Diesel Electric         1,000        16,000    Active
   40      1979         Gardner-Denver 1100E               Diesel Electric         1,500        20,000    Active
   44      1982         Gardner-Denver 1500E               Diesel Electric         2,000        25,000    Active
   48      1981/1997    Ideco E-3000                       Diesel Electric SCR     3,000        30,000    Active
   75      1982/1996    Continental-Emsco D-3E             Diesel Electric SCR     1,000        16,000    Active
                                     South Texas Division
   31      1980/1994    Cabot 750                          Mechanical                750         9,000    Active
   33      1981/1992    National 80 UE                     Diesel Electric SCR     1,000        14,000    Active
   34      1981/1992    Superior 700 UE                    Diesel Electric SCR       700        12,000    Active
   37      1981/1992    Continental-Emsco Elec. II         Diesel Electric SCR     2,000        25,000    Active
   42      1981         Continental-Emsco Elec. II         Diesel Electric SCR     2,000        25,000    Active
   43      1981         Ideco E-1200                       Diesel Electric SCR     1,200        17,000    Active
   70      1981/1997    Ideco BIR 800                      Mechanical                900        10,000    Active
  301      1990         Mid-Continent U-36A                Mechanical                900        12,000    Active
  302      1964/1988    RMI 750                            Mechanical                900        10,500    Active
  303      1966/1995    Brewster N-75                      Mechanical              1,000        14,000    Active
  304      1969/1975    Cabot 750                          Mechanical                750         9,500    Active
  305      1973/1990    Cabot 1000                         Mechanical              1,000        13,000    Active
  306      1990/1997    RMI 1000                           Diesel Electric SCR     1,000        13,500    Active
  307      1993/1995    Ideco E-1200                       Mechanical              1,200        17,000    Active

                                                                                               MAXIMUM
                                                                                                RATED
          YEAR BUILT/                                                            HORSEPOWER   DRILLING
RIG NO.     REBUILT                 DRAWWORKS                DRIVE SYSTEM(1)       RATING       DEPTH      STATUS(2)
-------   -----------               ---------                ---------------     ----------   ---------    ---------
                                                                                              (IN FEET)
  308      1975/1992    Ideco BIR 800                      Mechanical                900        10,000    Active
  309      1976/1990    Gardner-Denver 500                 Mechanical                800        10,000    Active
  310      1980/1995    Brewster N-46                      Mechanical                850        12,000    Active
  311      1981/1996    Ideco BIR 800                      Mechanical                900        10,000    Active
  312      1982         Gardner-Denver 1100E               Diesel Electric SCR     1,500        17,000    Active
  314      1996         Cabot 750                          Mechanical                750         9,500    Active
  840      1981/1994    Oilwell 840E                       Diesel Electric SCR     1,500        18,000    Active
  851      1982/1994    National 80-B                      Mechanical              1,000        14,000    Active
  859      1978/1991    Brewster N-75                      Mechanical              1,000        14,000    Active
  860      1976/1995    Cabot 750                          Mechanical                750         9,500    Active
  861      1978/1993    Cabot 900                          Mechanical                900        11,000    Active
  862      1976         Cabot 900                          Mechanical                900        13,000    Active
  863      1978/1988    Cabot 1000                         Mechanical              1,000        13,000    Active
  864      1975/1994    Cabot 1000                         Mechanical              1,000        13,000    Active
  865      1979/1993    Cabot 1200                         Mechanical              1,200        14,000    Active
  866      1982/1993    Cabot 1200                         Mechanical              1,200        14,000    Active
                 Gulf Coast Division (Grey Wolf Fleet)(3)
  502      1987         Continental-Emsco C-II             Diesel Electric         2,000        25,000    Active
  503      1991         National 1320 UE                   Diesel Electric         2,000        25,000    Active
  504      1990         National 110 M                     Mechanical              1,500        18,000    Active
  505      1995         National 1320 UE                   Diesel Electric         2,000        25,000    Active
  506      1977         Continental-Emsco C-II             Diesel Electric         2,000        25,000    Active
  507      1979         Continental-Emsco C-II             Diesel Electric         2,000        25,000    Active
  508      1981         Continental-Emsco C-II             Diesel Electric         2,000        25,000    Active
  509      1982         Continental-Emsco C-II             Diesel Electric         2,000        25,000    Active
  510      1983         Continental-Emsco C-II             Diesel Electric         2,000        25,000    Active
  510      1984         National 110 M                     Mechanical              1,500        18,000    Active
  512      1990         National 110 UE                    Diesel Electric SCR     1,500        18,000    Active
  514      1990         Oilwell 760 E                      Diesel Electric SCR     1,000        14,000    Active
  515      1990         Oilwell 760 E                      Diesel Electric SCR     1,000        14,000    Active
  516      1990         Oilwell 860 M                      Mechanical              1,500        18,000    Active
  517      1991         Continental-Emsco C-I-II           Diesel Electric         1,500        18,000    Active
  518      1991         Continental-Emsco C-I-II           Diesel Electric         1,500        18,000    Active
  519      1995         Oilwell 840 E                      Diesel Electric SCR     1,500        18,000    Active
  520      1997         National 1320 UE                   Diesel Electric SCR     2,000        25,000    Active
                                                              Eastern Division
  202      1981         Wilson Mogul 42                    Mechanical-Air            450         8,000    Active
  203      1980         Wilson Mogul 42                    Mechanical-Air            450         8,000    Active
  204      1979         Wilson Mogul 42                    Mechanical-Air            450         6,500    Active
  208      1980         Wilson Mogul 42                    Mechanical-Air            450         6,500    Active
  215      1980         Wilson Mogul 42                    Mechanical-Air            450         6,500    Active
                                      INDRILLERS Division
    1      1980         Challenger 320                     Mechanical                350         5,500    Idle
    2      1979         Ideco H-37                         Mechanical                300         7,000    Idle
    3      1980         Challenger 320                     Mechanical                350         5,500    Idle
    4      1980         Challenger 320                     Mechanical                350         5,500    Idle
    5      1980         Ideco BIR 800                      Mechanical                900        10,000    Active
   41      1981         Ideco E-1200                       Diesel Electric SCR     1,200        17,000    Idle
   53      1976         Cabot 550                          Mechanical                450         6,500    Active
   56      1980         Ideco DIR 700                      Mechanical                700         8,500    Idle
   57      1977         Ideco BIR 550                      Mechanical                422         6,500    Active
   58      1977         Ideco DIR 700                      Mechanical                700         8,500    Active
                                      Venezuelan Division
  407      1980         Cooper LT0 350                     Mechanical-WO             350        14,000    Idle
  423      1981/1996    Mid-Continent 712-U                Mechanical              1,500        15,000    Idle
  441      1980         Wilson Mogul 42                    Mechanical-WO             350        12,000    Idle
  451      1981         Cabot 900                          Mechanical                900        10,000    Idle
  452      1975/1994    Cabot 900                          Mechanical                900        10,000    Idle
  453      1982/1994    Ideco H-35                         Mechanical                450        10,000    Idle
                                                        Rigs held in inventory
   38      1981         Oilwell 840E                       Diesel Electric SCR     1,500        18,000    Inventory
   47      1982         Ideco E-1200                       Diesel Electric SCR     1,200        17,000    Inventory
   49      1982         Ideco E-1200                       Diesel Electric SCR     1,200        17,000    Inventory
   76      1982         Continental-Emsco D-3-E            Diesel Electric SCR     1,000        16,000    Inventory
   77      1981         Mid-Continent 914 EC               Diesel Electric SCR     1,400        20,000    Inventory
   78      1981         Continental-Emsco C-2-E            Diesel Electric SCR     2,000        25,000    Inventory
   79      1981         National 110 UE                    Diesel Electric SCR     1,500        18,000    Inventory
   80      1981/1982    Oilwell E-2000                     Diesel Electric SCR     2,000        25,000    Inventory
   81      1981         Oilwell E-2000                     Diesel Electric SCR     2,000        25,000    Inventory
   82      1981         Oilwell E-2000                     Diesel Electric SCR     2,000        25,000    Inventory

                                                                                               MAXIMUM
                                                                                                RATED
          YEAR BUILT/                                                            HORSEPOWER   DRILLING
RIG NO.     REBUILT                 DRAWWORKS                DRIVE SYSTEM(1)       RATING       DEPTH      STATUS(2)
-------   -----------               ---------                ---------------     ----------   ---------    ---------
                                                                                              (IN FEET)
   83      1981         Oilwell E-2000                     Diesel Electric SCR     2,000        25,000    Inventory
   84      1982         Oilwell E-2000                     Diesel Electric SCR     2,000        25,000    Inventory
   85      1981         National 1320 UE                   Diesel Electric SCR     2,000        25,000    Inventory
   86      1981         National 1320 UE                   Diesel Electric SCR     2,000        25,000    Inventory
   87      1979         National 1320 UE                   Diesel Electric SCR     2,000        25,000    Inventory
   88      1981         Continental-Emsco C-3              Diesel Electric SCR     3,000        30,000    Inventory
   89      1981         Oilwell E-3000                     Diesel Electric SCR     3,000        30,000    Inventory
   90      1980/1981    National 1625 DE                   Diesel Electric SCR     3,000        30,000    Inventory
   91      1980/1981    National 1625 DE                   Diesel Electric SCR     3,000        30,000    Inventory
   92      1980/1981    National 1625 DE                   Diesel Electric SCR     3,000        30,000    Inventory
  454      1981         Ideco BIR 800                      Mechanical                900        10,000    Inventory
  455      1981         Ideco BIR 800                      Mechanical                900        10,000    Inventory
  473      1981/1994    Cabot 900                          Mechanical                900        10,000    Inventory

---------------

(1) "SCR" means silicone controlled rectifier; and "WO" means workover.

(2) The Company considers a rig that is presently working to be an "active" rig. Rigs that are not working but which are currently being actively marketed are viewed as "idle." "Inventory" rigs are rigs that are not working, are not currently being actively marketed and will require additional capital expenditures to activate them for service.

(3) To become the Company's Gulf Coast Division upon completion of the Grey Wolf Acquisition.

CONTRACTS

     The Company's contracts for drilling oil and gas wells are obtained either through competitive bidding or as a result of negotiations with customers, with the rate of bidding dependent on the complexity and risk of operations, on-site drilling conditions, type of equipment used and the anticipated duration of the work to be performed. Generally, domestic drilling contracts are for a single well while foreign drilling contracts are for multiple wells, and in either case the terms and rates varying depending upon the nature and duration of the work, the equipment and services supplied and other matters. The contracts typically obligate the Company to pay certain operating expenses, including wages of drilling personnel, maintenance expenses, incidental rig supplies, equipment and local office facilities. Domestic drilling contracts are typically subject to termination by the customer on short notice, usually upon payment of a fee. Foreign drilling contracts generally require longer notice periods for termination and also may require that the customer pay for the mobilization and demobilization costs.

     The Company's oil and gas drilling contracts generally provide for compensation on either a daywork, turnkey or footage basis. See "-- Domestic Operations" for the percentage of revenues by contract type for each domestic division.

     Daywork Contracts. Under daywork drilling contracts, the Company provides a drilling rig with required personnel to the operator, who supervises the drilling of the well. The Company is paid based on a negotiated fixed rate per day while the rig is utilized. Daywork drilling contracts generally specify the type of equipment to be used, the size of the hole and the depth of the well. Under a daywork drilling contract, the customer bears a large portion of out-of-pocket costs of drilling and the Company generally bears no part of the usual capital risks associated with oil and gas exploration (such as time delays for various reasons, including stuck drill pipe and blowout.)

     Turnkey Contracts. Under a turnkey contract, the Company contracts to drill a well to an agreed-upon depth under specified conditions for a fixed price, regardless of the time required or the problems encountered in drilling the well. The Company provides technical expertise and engineering services, as well as most of the equipment required for the well, and is compensated when the contract terms have been satisfied. Turnkey contracts afford an opportunity to earn a higher return than would normally be available on daywork or footage contracts if the contract can be completed successfully without complications.

     The risks to the Company on a turnkey contract are substantially greater than on a well drilled on a daywork basis because the Company assumes most of the risks associated with drilling operations generally assumed by the operator in a daywork contract, including risk of blowout, loss of hole, stuck drill pipe, machinery breakdowns, abnormal drilling conditions and risks associated with subcontractors' services, supplies, cost escalation and personnel. The Company employs or contracts for engineering expertise to analyze seismic, geologic and drilling data to identify and reduce many of the drilling risks assumed by the Company. Management uses the results of this analysis to evaluate the risks of a proposed contract and accounts for such risks in its bid preparation. The Company believes that its operating experience, qualified drilling personnel, risk management program, internal engineering expertise and access to proficient third party engineering contractors have allowed it to reduce the risks inherent in turnkey drilling operations. The Company also maintains insurance coverage against some but not all drilling hazards.

     Footage Contracts. Under footage contracts, the Company is paid a fixed amount for each foot drilled, regardless of the time required or the problems encountered in drilling the well. The Company pays more of the out-of-pocket costs associated with footage contracts compared with daywork contracts. Similar to a turnkey contract, the risks to the Company on a footage contract are greater because it assumes most of the risks associated with drilling operations generally assumed by the operator in a daywork contract, including risk of blowout, loss of hole, stuck drill pipe, machinery breakdowns, abnormal drilling conditions and risks associated with subcontractors' services, supplies, cost escalation and personnel. As with turnkey contracts, the Company manages this additional risk through the use of engineering expertise and bid the footage contracts accordingly. The Company also maintains insurance coverage against certain drilling hazards.

CUSTOMERS AND MARKETING

     The Company's contract drilling customers include independent producers, major oil companies and national petroleum companies. One unaffiliated customer accounted for 18% of the Company's revenues for the quarter ended March 31, 1997. No customer accounted for more than 10% of DI's consolidated revenues for three months ended March 31, 1996, the years ended December 31, 1996 and 1995 or the nine months ended December 31, 1994.

     The Company primarily markets its drilling rigs on a regional basis through employee salesmen. These salesmen utilize personal contacts and industry periodicals and publications to determine which operators are planning to drill oil and gas wells in the immediate future. Once the Company has been placed on the "bid list" for a particular operator, the Company will typically be given the opportunity to bid on all future wells for that operator on an area basis.

     The Company from time to time enters into informal, nonbinding commitments with its customers to provide drilling rigs for future periods at agreed upon rates plus fuel and mobilization charges, if applicable, and escalation provisions. This practice is customary in the land drilling business during times of tightening rig supply. Although neither the Company nor the customer is legally required to honor these commitments, the Company strives to satisfy such commitments in order to maintain good customer relations.

COMPETITION

     The land drilling industry has recently experienced a period of consolidation. All of the Company's markets, however, continue to be highly competitive among several drilling contractors. Competition is generally based on price, workforce experience, equipment suitability and availability, reputation, expertise and financial capability. The Company believes that in each of its markets, it has a significant presence in terms of equipment and workforce experience. Several of the Company's competitors have greater financial and other resources than the Company and may commit more capital and human resources than the Company to these important factors. If demand for drilling rigs increases in the future, rig and crew availability may become more critical competitive factors. Although competition is primarily on a regional basis, rigs can be moved from one region to another in response to changes in levels of drilling activity, subject to crew availability and mobilization expenses.

EQUIPMENT AND SUPPLIES

     Although equipment and supplies used in the Company's business are generally available from multiple sources, there is a general shortage of drilling equipment and supplies, which the Company believes may intensify. The costs and delivery times of equipment and supplies are substantially greater than in prior periods and are currently escalating. In response to this trend, the Company in 1996 formed an alliance with a major drill pipe manufacturer. The alliance enables the Company to take delivery through 1998 of agreed maximum quantities of drill pipe in commonly used diameters at fixed prices plus possible escalations for increases in the manufacturer's cost of raw materials. As is common in the industry, the drill pipe supply alliance is not a formal contractual agreement but represents an informal arrangement in which both parties undertake to satisfy the supply objectives of the alliance. Due in part to its alliance arrangement, the Company is not currently experiencing any material shortages of, or material price increases in, drill pipe. The Company may, however, experience drill pipe shortages and price increases in the future with respect to quantities in excess of, and varieties of drill pipe not covered by, its drill pipe alliance. The Company is also attempting to establish arrangements to assure adequate availability of certain other necessary drilling equipment and supplies on satisfactory terms, but there can be no assurance that it will be able to do so.

REGULATION

     General. The drilling of oil and gas wells is subject to various federal, state, local and foreign laws, rules and regulations, including regulations that control the discharge of materials into the environment or require remediation of contamination. Many of the Company's activities are conducted in or near ecologically sensitive areas, such as wetlands, inland waterways, and coastal environments. Numerous federal and state environmental laws regulate drilling activities and impose liability for causing pollution in inland, coastal and offshore waters. State and federal legislation also provide special protections to animal and marine life that could be affected by the Company's activities. In general, under various applicable environmental programs, the Company may potentially be subject to regulatory enforcement action in the form of injunctions, cease and desist orders, and administrative, civil and criminal penalties for violations of environmental laws. The Company may also be subject to liability for natural resource damages and other civil claims arising out of a pollution event.

     Environmental regulation has led to higher drilling costs, a more difficult and lengthy well permitting process and, in general, has adversely affected many oil companies' drilling decisions. Prohibitions on drilling in certain ecologically sensitive areas are likely to remain in effect or even be extended.

     Laws and regulations protecting the environment have become more stringent in recent years, and may, in certain circumstances, impose strict liability rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Such laws and regulations may expose the Company to liability for the conduct of or conditions caused by others, or for acts of the Company which were in compliance with all applicable laws at the time such acts were performed. The application of these requirements or adoption of new requirements could have a material adverse effect on the Company.

     The primary environmental statutory and regulatory programs that affect the Company's operations include:

     Oil Pollution Act and Clean Water Act. The Oil Pollution Act of 1990 ("OPA") amends certain provisions of the Federal Water Pollution Control Act of 1972, commonly referred to as the Clean Water Act ("CWA"), and other statutes as they pertain to the prevention of and response to hazardous substances and oil spills into navigable waters. Under OPA, a person owning a facility or equipment from which there is a discharge or threat of a discharge of oil into or upon navigable waters and adjoining shorelines is liable as a "responsible party" for removal costs and damages. Federal law imposes strict, joint and several liability on facility owners for containment and clean-up costs and certain other damages, including natural resource damages, arising from a spill.

     Responsible parties under OPA include owners or operators of onshore or offshore drilling facilities. OPA requires responsible parties to maintain proof of financial responsibility to cover some portion of the cost of a potential spill and to prepare an oil spill contingency plan. Failure to comply with these requirements or inadequate cooperation in a spill event may subject a responsible party to civil or criminal enforcement action.

     Wetlands. The CWA regulates the discharge of dredged or fill material and pollutants to wetlands areas. Many of the Company's activities are conducted in or near ecologically sensitive areas, such as wetlands, coastal environment and inland waterways. An oil spill in a wetland or inland waterway could produce substantial damage to the environment, including wildlife and natural resources.

     Clean Air Act. The operations of the Company are subject to the Clean Air Act ("CAA"), as amended, and comparable state statutes. Traditional air quality programs relating to prevention of significant deterioration of air quality in areas with unacceptable pollution levels ("nonattainment areas") restrict drilling in affected areas. Amendments to the CAA contain provisions that may result in the imposition over the next decade of certain requirements with respect to air emissions, which requirements may require capital expenditures by the Company. The Environmental Protection Agency ("EPA") is currently developing regulations to implement these requirements which may result in more stringent air quality standards. Regulations mandating stricter emissions controls in nonattainment areas would increase the cost associated with operations in those areas.

     Superfund. The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), commonly referred to as the "Superfund" law, imposes strict, joint and several liability on certain classes of persons with respect to the release or threatened release of a hazardous substance to the environment. These persons include: (i) the owner and operator of a facility from which hazardous substances are released; (ii) owners and operators of a facility at the time any hazardous substances were disposed; (iii) generators of hazardous substances that were released at such facility; and (iv) parties who arranged for the transportation of hazardous substances to such facility. The Company may be responsible under CERCLA for all or part of the costs to clean up sites at which hazardous substances have been released. To date, however, the Company has not been named a potentially responsible party under CERCLA or any similar state Superfund laws.

     Hazardous Waste Disposal. The Company's operations involve the generation or handling of materials that are classified as hazardous waste, and that are subject to the federal Resource Conservation and Recovery Act ("RCRA") and comparable state statutes. The EPA and various state agencies have limited the disposal options for certain hazardous and nonhazardous wastes and is considering the adoption of stricter handling and disposal standards for nonhazardous wastes.

     NORM. Oil and gas exploration and production activities have been identified as generators of naturally-occurring radioactive materials ("NORM"). The generation, handling and disposal of NORM due to oil and gas exploration and production activities is currently regulated in Louisiana. NORM regulations also have been adopted recently in Texas. The Company does not believe that its compliance with such regulations will have a material effect on its operations or financial condition, but there can be no assurance in this regard.

     Right-To-Know. Title III of the Federal Superfund Amendment and Reauthorization Act ("SARA Title III") of 1986, commonly known as the Emergency Planning and Community Right-to-Know Act ("EPCRA"), requires owners and operators of facilities that store, use or release hazardous and extremely hazardous chemicals over specified threshold amounts to report information about those chemicals. Non-manufacturing operations, including oil and gas exploration and producing facilities, are subject to EPCRA and similar state statutes. Regulations implementing EPCRA require the facility owner and operator to notify state and local authorities of certain chemicals on site, to report releases of these chemicals and to submit an annual inventory of chemicals at the facility. Administrative, civil and criminal penalties may be assessed for regulatory violations. The Company will likely be required to increase its expenditures during the next several years to comply with higher industry and regulatory safety standards. Such expenditures cannot be accurately estimated at this time.

     Hazard Communication Standard. The Occupational Safety and Health Administration issued the Hazard Communication Standard ("HCS") that employers to identify the chemical hazards at their facilities and to educate employees about these hazards. HCS applies to all private-sector employers including the oil and gas exploration and producing industry. HCS requires that employers assess their chemical hazards, obtain and maintain certain written descriptions of these hazards, develop a hazard communication program and train employees to work safely with the chemicals on site. Failure to comply with the requirements of the standard may result in administrative, civil and criminal penalties.

     Frost Laws. The operations of the Company's Eastern Division and INDRILLERS Division are limited during April and May of each year due to the "frost laws" of the states in which they operate. These frost laws restrict the movement of equipment on public roads during these months.

LEGAL PROCEEDINGS

     The Company is involved in litigation incidental to the conduct of its business, none of which management believes is, individually or in the aggregate, material to the Company's financial condition or results of operations.

     Certain litigation, styled TEPCO, Inc. v. Grey Wolf Drilling Company (Cause No. 96-49194), is presently pending against Grey Wolf in the 164th Judicial District Court of Harris County, Texas. In its petition filed on September 30, 1996, TEPCO, Inc. ("TEPCO") alleges that Grey Wolf breached contractual obligations it owed to TEPCO by failing to drill an oil and gas well or wells for it in the Treasure Isle Field, located in Galveston, Texas. TEPCO also alleges that it lost rights under an oil and gas lease it had under an alleged agreement with Mobil Producing Texas and New Mexico, Inc., causing plaintiff to suffer money damages, which it values in its petition as "many tens of millions of dollars." Grey Wolf intends to vigorously defend this action. Grey Wolf has filed a counterclaim in the lawsuit for approximately $250,000 for recovery of unpaid statements, and interest, for services rendered or materials provided by Grey Wolf in connection with the drilling of two wells for TEPCO which were completed before Grey Wolf ceased performing work for TEPCO. Following the consummation of the Grey Wolf Acquisition, Messrs. James K. B. Nelson and Sheldon B. Lubar, as representatives of the Grey Wolf shareholders, will control and direct the handling of the lawsuit, and the Company will provide such assistance and cooperation as is reasonably requested by the attorneys representing the Company in the case. Mr. Nelson is a director nominee to be elected following the Grey Wolf Acquisition and Mr. Lubar is a principal shareholder of Grey Wolf. An escrow, consisting of $5.0 million of the cash consideration for the Grey Wolf Acquisition, will be established to provide a source of payment for the net costs to the Company, if any, for any eventual settlement by, or the payment of a monetary court judgment against, the Company arising out of this or any other lawsuit by TEPCO based on the same facts and circumstances. A judgment in favor of TEPCO in excess of $5.0 million could have a material adverse effect on the Company.

INSURANCE

     The Company's operations are subject to the many hazards inherent in the drilling business, including, for example, blowouts, cratering, fires, explosions and adverse weather. These hazards could cause personal injury, suspend drilling operations or seriously damage or destroy the equipment involved and could cause substantial damage to producing formations and surrounding areas. Damage to the environment could also result from the Company's operations, particularly through oil spillage and extensive, uncontrolled fires. As a protection against operating hazards, the Company maintains insurance coverage, including comprehensive general liability or commercial contract indemnity (including a separate policy for foreign liability), commercial umbrella and workers' compensation insurance. The Company's third party liability insurance coverage under each of the general and foreign policies is $1.0 million per occurrence, with a deductible of $100,000 per occurrence and annual maximum coverage of $2.0 million. The commercial umbrella limit is $30.0 million per occurrence. The Company believes that it is adequately insured for public liability and property damage to others with respect to its operations. However, such insurance may not be sufficient to protect the Company against liability for all consequences of well disasters, extensive fire damage or damage to the environment.

     The Company also maintains insurance coverage on an annual basis to protect against certain hazards inherent in its turnkey contract drilling operations. This insurance covers "control of well" (including blowouts above and below the surface), cratering, seepage and pollution and care, custody and control. The Company does not have casualty insurance with respect to its rigs or drill strings. The Company believes that it maintains insurance in accordance with industry standards. The Company's current insurance program provides $500,000 coverage per occurrence for care, custody and control, and $10.0 million coverage per occurrence for control of well, cratering and seepage and pollution associated with drilling operations. Each form of coverage provides for a deductible for the account of the Company, as well as a maximum limit of liability. Each casualty is an occurrence, and there may be more than one such occurrence on a well, each of which would be subject to a separate deductible.

FACILITIES

     The following table summarizes the Company's significant owned and leased properties as of the date of this Prospectus:

                LOCATION                   INTEREST                   USES
                --------                   --------                   ----
Houston, Texas...........................  Leased      Executive Offices
Houston, Texas...........................   Owned      Rig Yard
Alice, Texas.............................   Owned      Field Office, Rig Yard, Truck Yard
Duson, Louisiana.........................   Owned      Rig Yard
Eunice, Louisiana........................   Owned      Field Office
Fillmore, Louisiana......................   Owned      Field Office
Oklahoma City, Oklahoma..................   Owned      Rig Yard
Mt. Pleasant, Michigan...................   Owned      Field Office, Rig Yard
Midvale, Ohio............................   Owned      Field Office, Rig Yard

     The Company has leased approximately 17,200 square feet of office space for its principal executive offices at a cost of approximately $22,000 per month. The Company considers all of its facilities to be in good operating condition and adequate for their present uses.

EMPLOYEES

     At April 30, 1997, the Company had approximately 1,580 employees and Grey Wolf had approximately 425 employees, substantially all of whom are expected to join the Company. None of the Company's or Grey Wolf's employees are subject to collective bargaining agreements, and management believes its employee relations are satisfactory.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The table and descriptions below set forth certain information regarding the Company's executive officers, directors and director nominees to be elected following the Grey Wolf Acquisition:

                 NAME                    AGE            POSITION(S) WITH THE COMPANY
                 ----                    ---            ----------------------------
Ivar Siem..............................  51    Chairman of the Board
Thomas P. Richards.....................  53    President and Chief Executive Officer
T. Scott O'Keefe.......................  41    Senior Vice President, Chief Financial Officer
                                               and Secretary
Terrell L. Sadler......................  47    Senior Vice President -- Domestic Operations
Ronnie E. McBride......................  47    Senior Vice President -- Domestic Operations
Forrest M. Conley, Jr..................  49    Senior Vice President -- International
                                               Operations
David W. Wehlmann......................  38    Vice President and Controller
Gary D. Lee............................  51    Vice President -- Human Resources
Donald J. Guedry, Jr...................  40    Treasurer
Lucien Flournoy........................  77    Director
Peter M. Holt..........................  48    Director
Roy T. Oliver, Jr......................  44    Director
Steven A. Webster......................  45    Director
William R. Ziegler.....................  54    Director
William T. Donovan.....................  --    Director Nominee
James K. B. Nelson.....................  69    Director Nominee

     Ivar Siem has been Chairman of the Board since August 1995 and was President and Chief Executive Officer from April 1996 through August 1996. He has been an international consultant in energy, technology and finance since 1985. He is a member of the board of directors of several privately held and publicly traded companies, including: Chairman of the Board of Blue Dolphin Energy Company, an oil and gas pipeline and exploration company, since 1989; director of Norex Industries, Inc., a company with investments in the oil and gas, cruise and shipping industries, since 1992; and director of DSND ASA, a Norwegian service company that operates specialty vessels and provides subsea engineering services, since 1993.

     Thomas P. Richards joined the Company in September 1996 as President and Chief Executive Officer. Mr. Richards was with Diamond Offshore Drilling, Inc. ("Diamond Offshore") from September 1990 until September 1996. He started as Senior Vice President of Diamond M Onshore, Inc., a subsidiary of Diamond Offshore, in 1990 and was serving as Senior Vice President of Worldwide Operations when he left Diamond Offshore in 1996. Mr. Richards served as Vice President -- Land for Penrod Drilling Corporation from January 1989 until September 1990 when Diamond M Corporation purchased substantially all of Penrod's land drilling assets. From February 1974 until December 1988, Mr. Richards owned and served as President and Chief Executive Officer of Richards Drilling Company, a land drilling contractor based in Bay City, Texas.

     T. Scott O'Keefe was appointed Senior Vice President and Chief Financial Officer of the Company in September 1996. During the period beginning in April 1996 and ending with such appointment, Mr. O'Keefe provided consulting services to the Company. Prior to joining the Company, he was Vice President and Chief Financial Officer of Convest Energy Corporation ("Convest") for six years. Convest is a publicly held oil and gas exploration and production company. From 1985 to 1989, Mr. O'Keefe was employed in various financial management capacities with Convest or its affiliates. Mr. O'Keefe is a certified public accountant.

     Terrell L. Sadler joined the Company in 1989 as the Ark-La-Tex District Manager. He was promoted to Vice President -- Mid Continent Division in November 1994, and became Vice President -- Domestic Drilling in April 1996. Mr. Sadler was promoted to Senior Vice President -- Domestic Operations in September 1996.

     Ronnie E. McBride joined the Company in September 1996 as Senior Vice President -- Domestic Operations. Mr. McBride was the Vice President of Turnkey Services at Diamond Offshore from December 1995 until September 1996. He served as Operational Manager of Diamond M from October 1991 until March 1993, at which time he was promoted to Vice President -- Onshore Operations and served in this position until December 1995. Prior to October 1991, Mr. McBride was Vice President -- Operations for Harkins & Company for four years until it was acquired by Diamond M.

     Forrest M. Conley, Jr. joined the Company in September 1996 as Senior Vice President -- International Operations. Mr. Conley has twenty-six years of drilling industry experience. From May 1993 until joining the Company, he was with Noble Drilling Corporation -- Triton Engineering where he served as Manager -- Sales and Marketing, Manager -- International Marketing and most recently as the Vice President and General Manager of Triton International. Previously, he was General Manager of ENSCO Tool & Supply's West Africa division from December 1991 until May 1993.

     David W. Wehlmann joined the Company in July 1996 as Vice President and Controller. From November 1994 until he joined the Company, Mr. Wehlmann was Vice President and Chief Accounting Officer of EnerVest Management Company, L.C., a privately-held oil and gas property acquisition and management company. Mr. Wehlmann was Controller of Convest from April 1991 to November 1994. Mr. Wehlmann is a certified public accountant.

     Gary D. Lee joined the Company in March 1997 as Vice President -- Human Resources. For the past 15 years, he was with Diamond Offshore where from 1990 until March 1997, he served as Vice President -- Human Resources.

     Donald J. Guedry, Jr. has been the Company's Treasurer since October 1996. During the seven years prior to joining the Company, Mr. Guedry served in various treasury management positions for Weatherford Enterra, Inc. and a predecessor company.

     Lucien Flournoy became a director of the Company in January 1997 in connection with the Company's purchase of the operating assets of Flournoy. Mr. Flournoy has over 50 years of experience in the land drilling business. He founded Flournoy in 1950 and had served as its President and a Director from that time until Flournoy was acquired by the Company on January 31, 1997.

     Peter M. Holt has been a director of the Company since August 1996. He has been the President, Chief Executive Officer and principal owner of Holt Companies for over 13 years. Holt Companies is comprised of two Caterpillar dealerships in central/south Texas and western Ohio and various other business interests.

     Roy T. Oliver, Jr. has been a director of the Company since August 1996. He has been the Chairman of the Board and Chief Executive Officer of U.S. Rig & Equipment, Inc., an Oklahoma corporation ("USRE"), a worldwide supplier of drilling equipment, since its organization in 1982.

     Steven A. Webster has been a director of the Company since August 1996. He has been the Chairman of the Board and Chief Executive Officer of Falcon Drilling Company, Inc. ("Falcon Drilling"), a marine oil and gas drilling contractor, since 1988. He serves as a director of Crown Resources Corporation, (a mining company), and as Trust Manager of Camden Property Trust and is a managing member of Somerset Drilling Associates, L.L.C., a Delaware limited liability company ("SDA") and a general partner of Somerset Capital Partners ("SCP").

     William R. Ziegler has been a director of the Company since August 1996. He has been a partner of the law firm of Parson & Brown since June 1994. Prior to that time he was a partner in the law firm of Whitman Breed Abbott & Morgan and a predecessor firm for over five years. Mr. Ziegler is a director of Falcon Drilling, a general partner of SCP and a managing member of SDA.

     William T. Donovan is expected to become a director of the Company upon closing of the Grey Wolf Acquisition. Since 1980, Mr. Donovan has been a Principal and Managing Director of Lubar & Co., a private investment and venture capital firm. Mr. Donovan also serves as Executive Vice President and Chief Financial Officer of Christiana Companies, Inc. and as a director of various private industrial companies. Prior to joining

Lubar & Co., Mr. Donovan was an officer with Manufacturers Hanover Trust Company from 1976 to 1980, where he specialized in merger acquisition financing.

     James K. B. Nelson is expected to become a director of the Company upon closing of the Grey Wolf Acquisition. He joined Grey Wolf in 1960 and has served as President and Chief Executive Officer of Grey Wolf since 1978. He began his career in the oil field drilling industry as a roughneck in 1946.

                              DESCRIPTION OF NOTES

     The Notes will be issued under an indenture, dated as of             , 1997
(the "Indenture") by and among the Company, the Guarantors and           , as
trustee under the Indenture (the "Trustee"). The Notes are subject to the terms stated in the Indenture and the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Holders of the Notes are referred to the Indenture and the Trust Indenture Act for a statement of those terms. The statements and definitions of terms under this caption relating to the Notes, the Guarantees and the Indenture described below are summaries and do not purport to be complete. Such summaries make use of certain terms defined in the Indenture and are qualified in their entirety by express reference to the Indenture. A copy of the Indenture in substantially the form in which it is to be executed has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. For purposes of this section of this Prospectus, references to the "Company" means DI Industries, Inc., excluding its subsidiaries. Certain terms used herein are defined below under "-- Certain Definitions."

GENERAL

     The Notes will be general unsecured senior obligations of the Company, limited in aggregate principal amount at Stated Maturity to $125 million. The Indebtedness evidenced by the Notes will rank pari passu in right of payment with all indebtedness and other liabilities of the Company that are not subordinated by their terms to other Indebtedness of the Company and senior to all Indebtedness of the Company that by its terms is so subordinated. At March 31, 1997, on a pro forma basis after giving effect to the issuance of the Notes and the completion of the other transactions described herein, the Company would have had outstanding approximately $1.3 million of secured indebtedness.

     The Indenture provides that each of the Company's wholly-owned domestic Subsidiaries (and any other Subsidiaries that guarantee any Indebtedness of an Obligor) shall be a Guarantor. The holders of secured indebtedness of the Company (including Indebtedness under the Company's Bank Credit Facility, which is secured by first priority liens on substantially all of the assets of the Company and its domestic Subsidiaries), will have claims with respect to the assets constituting collateral for such Indebtedness that are prior to claims of holders of the Notes and the Trustee. In the event of a default on the Notes or the Guarantees, or a bankruptcy, liquidation or reorganization of the Company or any Guarantors, such assets will be available to satisfy obligations with respect to the indebtedness secured thereby before any payment therefrom could be made on the Notes or the Subsidiary Guarantees. To the extent that the value of such collateral is not sufficient to satisfy the Indebtedness secured thereby, amounts remaining outstanding on such Indebtedness would be entitled to share with the holders of the Notes and the Trustee and their claims with respect to any other assets of the Company. The Guarantees will be senior unsecured obligations of each respective Guarantor and will rank pari passu in right of payment with all other indebtedness and liabilities of such Guarantor that are not subordinated by their terms to other Indebtedness of such Guarantor, and senior in right of payment to all Subordinated Indebtedness of such Guarantor. However, the Guarantees will be effectively subordinated to secured Indebtedness of the Guarantors, including Indebtedness under the Bank Credit Facility, which is secured by liens on substantially all of their assets.

     The Notes will be effectively subordinated to claims of creditors (other than the Company) of the Company's Subsidiaries other than the Guarantors, including the Bank Credit Facility. Claims of creditors (other than the Company) of such Subsidiaries, including trade creditors, tort claimants, secured creditors, taxing authorities and creditors holding guarantees, will generally have priority as to assets of such Subsidiaries over the claims and equity interest of the Company and, thereby indirectly, the holders of the indebtedness of the Company, including the Notes and the Guarantees. In addition, the Indenture permits under limited circumstances the creation of, or the designation of existing Subsidiaries as, Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be generally subject to the covenants applicable to the Company and the Subsidiaries under the Indenture. See "-- Certain Covenants -- Unrestricted Subsidiaries."

PRINCIPAL, MATURITY AND INTEREST

     The Notes will mature on           , 2007, and will bear interest at the
rate per annum stated on the cover page hereof from the date of issuance or from the most recent interest payment date to which interest has been paid or provided for. Interest on the Notes will be payable semi-annually in arrears on
               and                of each year, commencing           , 1997, to
the Persons in whose names such Notes are registered at the close of business on
the                or                immediately preceding such interest payment
date. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

     Principal, premium, if any, and interest on the Notes will be payable, and the Notes will be transferable, at the office or agency of the Company within the City and State of New York, maintained for such purpose. In addition, in the event the Notes do not remain in book-entry form, interest may be paid, at the option of the Company, by check mailed to the registered holders of the Notes at the respective addresses as set forth on the Note Register. The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof. No service charge will be made for any registration of transfer or exchange or redemption of Notes, but the Company or Trustee may require in certain circumstances payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

GUARANTEES OF NOTES

     Each Guarantor will unconditionally guarantee, jointly and severally, to each holder and the Trustee, the full and prompt performance of the Company's Obligations under the Indenture and the Notes, including the payment of principal of, premium, if any, and interest on, the Notes pursuant to its Guarantee. If any Subsidiary of the Company that is not an initial Guarantor guarantees any Indebtedness of the Company or any other Obligor on the Notes or the Indenture at any time in the future, then the Company will cause the Notes to be equally and ratably guaranteed by such Subsidiary. In addition, the Company will cause each domestic subsidiary that is or becomes a Subsidiary to execute and deliver a supplement to the Indenture pursuant to which such Subsidiary will guarantee the payment of the Notes on the same terms and conditions as the Guarantees by the initial Guarantors.

     The Obligations of each Guarantor will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the Obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, result in the Obligations of such Guarantor under its Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law or otherwise not being void, voidable or unenforceable under any bankruptcy, reorganization, receivership, insolvency, liquidation or other similar legislation or legal principles under any applicable foreign law. Each Guarantor that makes a payment or distribution under a Guarantee shall be entitled to a contribution from each other Guarantor in a pro rata amount based on the Adjusted Net Assets of each Guarantor.

     Each Guarantor may consolidate with or merge into or sell or otherwise dispose of all or substantially all of its Property and assets to the Company or another Guarantor without limitation, except to the extent any such transaction is subject to the "Consolidation, Merger, Conveyance, Lease or Transfer" covenant of the Indenture. Each Guarantor may consolidate with or merge into or sell all or substantially all of its Property and assets to a Person other than the Company or another Guarantor (whether or not Affiliated with the Guarantor), provided that (a) if the surviving Person is not the Guarantor, the surviving Person agrees to assume such Guarantor's Guarantee and all its Obligations pursuant to the Indenture (except to the extent the following paragraph would result in the release of such Guarantee) and (b) such transaction does not (i) violate any of the covenants described below under "-- Certain Covenants" or
(ii) result in a Default or Event of Default being in existence or continuing immediately thereafter.

     Upon the sale or other disposition (by merger or otherwise) of a Guarantor (or all or substantially all of its Property and assets) to a Person other than the Company or another Guarantor and pursuant to a transaction that is otherwise in compliance with the Indenture (including as described in clause (b) of the foregoing paragraph and as described below in the covenant described "-- Certain Covenants -- Limitation on Asset Sales"), such Guarantor (unless it otherwise remains a Subsidiary) shall be deemed released from its Guarantee and the related Obligations set forth in the Indenture; provided that any such termination shall occur only to the extent that all Obligations of such Guarantor under all of its guarantees of and under all of its pledges of assets or other security interests which secure, other Indebtedness of the Company or any other Subsidiary shall also terminate or be released upon such sale or other disposition. Each Guarantor that is designated as an Unrestricted Subsidiary in accordance with the Indenture shall be released from its Guarantee and the related Obligations set forth in the Indenture so long as it remains an Unrestricted Subsidiary.

OPTIONAL REDEMPTION

     Except as provided in the next paragraph, the Notes will not be redeemable
at the option of the Company prior to           , 2002. On or after such date,
the Notes will be redeemable at the option of the Company, in whole at any time or in part from time to time, at the following prices (expressed in percentages of the principal amount), if redeemed during the 12 months beginning of the years indicated below, in each case together with interest accrued to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

                            YEAR                              PERCENTAGE
                            ----                              ----------
2002........................................................           %
2003........................................................           %
2004........................................................           %
2005 and thereafter.........................................   100.0000%

     Notwithstanding the foregoing, at any time during the first 36 months after the Issue Date, the Company may, at its option, redeem up to a maximum of 30% of the aggregate principal amount of the Notes with the net cash proceeds of one or
more Qualified Equity Offerings at a redemption price equal to   % of the
principal amount thereof, plus accrued and unpaid interest thereon to the redemption date; provided that at least $87.5 million aggregate principal amount of Notes shall remain outstanding immediately after the occurrence of any such redemption; and provided, further, that each such redemption shall occur within 90 days of the closing of such Qualified Equity Offering.

     If fewer than all the Notes are redeemed, selection for redemption will be made by the Trustee in accordance with the principal stock exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by any other means which the Trustee determines to be fair and appropriate.

CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, each holder will have the right to require the Company to repurchase all of such holder's Notes in whole or in part (the "Change of Control Offer") at a purchase price (the "Change of Control Purchase Price") in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the Change of Control Payment Date (as defined below) on the terms described below.

     Within 30 days following any Change of Control, the Company or the Trustee (at the expense of the Company) will mail a notice to each holder and to the Trustee stating, among other things, (i) that a Change of Control has occurred and a Change of Control Offer is being made as in the Indenture Supplement, and that, although holders are not required to tender their Notes, all Notes that are timely tendered will be accepted for payment; (ii) the Change of Control Purchase Price and the repurchase date, which will be no earlier than 30 days and no later than 60 days after the date such notice is mailed (the "Change of Control Payment Date"); (iii) that any Note accepted for payment pursuant to the Change of Control Offer (and duly paid for on the Change of Control Payment Date) will cease to accrue interest after the Change of Control Payment Date; and (iv) the instructions and any other information necessary to enable holders to tender their Notes and have such Notes purchased pursuant to the Change of Control Offer. The Company will comply with any applicable tender offer rules (including, without limitation, any applicable requirements of Rule 14e-1 under the Exchange Act) in the event that the Change of Control Offer is triggered under the circumstances described herein.

     The existence of the holders' rights to require, subject to certain conditions, the Company to repurchase Notes upon a Change of Control may deter a third party from acquiring the Company in a transaction that constitutes a Change of Control. The source of funds for the repurchase of Notes upon a Change of Control will be the Company's cash or cash generated from operations or other sources, including borrowings or sales of assets; however, a "Change of Control" (as defined in the Bank Credit Facility) constitutes an event of default thereunder that alleviates the lenders from any obligation to make loans and allows them to accelerate the Indebtedness outstanding thereunder. There can be no assurance that sufficient funds will be available at the time of any Change of Control to repay all amounts owing under such other Indebtedness or to make the required payments of the Notes. In the event that a Change of Control Offer occurs at a time when the Company does not have sufficient available funds to pay the Change of Control Purchase Price for all Notes timely tendered pursuant to such offer or at a time when the Company is prohibited from purchasing the Notes (and the Company is unable either to obtain the consent of the holders of the relevant Indebtedness or to repay such Indebtedness), an Event of Default would occur under the Indenture. In addition, one of the events that constitutes a Change of Control under the Indenture is a sale, conveyance, transfer or lease of all or substantially all of the assets of the Company or the Company and the Subsidiaries, taken as a whole. The Indenture will be governed by New York law, and there is no established quantitative definition under New York law of "substantially all" of the assets of a corporation. Accordingly, if the Company or its Subsidiaries were to engage in a transaction in which it or they disposed of less than all of the assets of the Company or the Company and its Subsidiaries taken as a whole, as applicable, a question or interpretation could arise as to whether such disposition was of "substantially all" of its assets and whether the Company was required to make a Change of Control Offer.

     The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and repurchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

     Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders to require the Company to repurchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring. The provisions of the Indenture may not afford holders protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction affecting the Company that may adversely affect holders because (i) such transactions may not involve a shift in voting power or beneficial ownership or, even if they do, may not involve a shift of the magnitude required under the definition of Change of Control to require the Company to make a Change of Control Offer or (ii) such transactions may include an actual shift in voting power or beneficial ownership to a Permitted Holder which is excluded under the definition of Change of Control from the amount of shares involved in determining whether or not the transaction involves a shift of the magnitude required to trigger the provisions. A transaction involving the management of the Company or its Affiliates, or a transaction involving a recapitalization of the Company, will result in a Change of Control only if it is the type of transaction specified in such definition.

CERTAIN COVENANTS

     Set forth below are certain covenants contained in the Indenture.

     Transactions with Affiliates. Subsequent to the Issue Date, the Company will not, and will not permit any Subsidiary to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, but not limited to, the purchase, sale or exchange of Property, the making of any Investment, the giving of any guarantee or the rendering of any service with any Affiliate of the Company, other than transactions among the Company and any Guarantor or any Wholly Owned Subsidiaries) unless (i) such transaction or series of related transactions is on terms no less favorable to the Company or such Subsidiary than those that could be obtained in a comparable arm's length transaction with a Person that is not such an Affiliate and (ii)
(a) with respect to a transaction or series of related transactions that has a Fair Market Value in excess of $2 million but less than $5 million, the Company delivers an Officers Certificate to the Trustee certifying that such transaction or series of related transactions complies with clause (i) above; or (b) with respect to a transaction or series of related transactions that has a Fair Market Value equal to or in excess of $5 million, the transaction or series of related transactions is approved by a majority of the Board of Directors of the Company (including a majority of the disinterested directors), which approval is set forth in a Board Resolution certifying that such transaction or series of transaction complies with clause (i) above. The foregoing provisions shall not be applicable to (i) reasonable and customary compensation, indemnification and other benefits paid or made available to an officer, director or employee of the Company or a Subsidiary for services rendered in such person's capacity as an officer, director or employee (including reimbursement or advancement of reasonable out-of-pocket expenses and provisions of directors' and officers' liability insurance) or (ii) the making of any Restricted Payment otherwise permitted by the Indenture.

     Limitation on Restricted Payments. The Company will not, and will not permit any Subsidiary to, make any Restricted Payment, unless at the time of and after giving effect to the proposed Restricted Payment, (a) no Default shall have occurred and be continuing (or would result therefrom), (b) the Company could incur at least $1.00 of additional indebtedness under the tests described in the first sentence under the caption "-- Certain Covenants -- Limitation on Indebtedness" and (c) the aggregate amount of all Restricted Payments declared or made on or after the Issue Date by the Company or any Subsidiary shall not exceed the sum of (i) 50% (or if such Consolidated Net Income shall be a deficit, minus 100% of such deficit) of the aggregate Consolidated Net Income accrued during the period beginning on the first day of the fiscal quarter in which the Issue Date falls and ending on the last day of the fiscal quarter ending immediately prior to the date of such proposed Restricted Payment, minus 100% of the amount of any writedowns, write-offs and other negative extraordinary charges not otherwise reflected in Consolidated Net Income during such period, plus (ii) an amount equal to the aggregate net cash proceeds received by the Company, subsequent to the Issue Date, from the issuance or sale (other than to a Subsidiary) of shares of its Capital Stock (excluding Redeemable Stock, but including Capital Stock issued upon the exercise of options, warrants or rights to purchase Capital Stock (other than Redeemable Stock) of the Company) and the liability (expressed as a positive number) as expressed on the face of a balance sheet in accordance with GAAP in respect of any Indebtedness of the Company or any of its Subsidiaries, or the carrying value of Redeemable Stock, which has been converted into, exchanged for or satisfied by the issuance of shares of Capital Stock (other than Redeemable Stock) of the Company, subsequent to the Issue Date, plus (iii) 100% of the net reduction in Restricted Investments, subsequent to the Issue Date, in any Person, resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of Property (but only to the extent such interest, dividends, repayments or other transfers of Property are not included in the calculation of Consolidated Net Income), in each case to the Company or any Subsidiary from any Person (including, without limitation, from Unrestricted Subsidiaries) or from redesignations of Unrestricted Subsidiaries as Subsidiaries (valued in each case as provided in the definition of "Investments"), not to exceed in the case of any Person the amount of Restricted Investments previously made by the Company or any Subsidiary in such Person and in each such case which was treated as a Restricted Payment.

     The foregoing provisions will not prevent (A) the payment of any dividend on Capital Stock of any class within 60 days after the date of its declaration if at the date of declaration such payment would be permitted by the Indenture;
(B) any repurchase or redemption of Capital Stock or Subordinated Indebtedness of the

Company or a Subsidiary made by exchange for Capital Stock of the Company (other than Redeemable Stock), or out of the net cash proceeds from the substantially concurrent issuance or sale (other than to a Subsidiary) of Capital Stock of the Company (other than Redeemable Stock), provided that the net cash proceeds from such sale are excluded from computations under clause (c)(ii) above to the extent that such proceeds are applied to purchase or redeem such Capital Stock or Subordinated Indebtedness; (C) so long as no Default shall have occurred and be continuing or should occur as a consequence thereof, any repurchase or redemption of Subordinated Indebtedness of the Company or a Subsidiary solely in exchange for, or out of the net cash proceeds from the substantially concurrent sale of, new Subordinated Indebtedness of the Company or a Subsidiary, so long as such Subordinated Indebtedness is permitted under the covenant described under "-- Limitation on Indebtedness" and (x) is subordinated to the Notes at least to the same extent as the Subordinated Indebtedness so exchanged, purchased or redeemed, (y) has a stated maturity later than the stated maturity of the Subordinated Indebtedness so exchanged, purchased or redeemed and (z) has an Average Life at the time incurred that is greater than the remaining Average Life of the Subordinated Indebtedness so exchanged, purchased or redeemed; (D) Investments in any Joint Ventures and foreign Subsidiaries not constituting Guarantors in an aggregate amount not to exceed $10 million, and (E) redemptions of the Series A Preferred Stock issued and outstanding on the Issue Date for an aggregate redemption price of not more than $750,000. Notwithstanding the foregoing, the amount available for Investments in Joint Ventures and foreign Subsidiaries pursuant to clause (D) of the preceding sentence may be increased by the aggregate amount received by the Company and its Subsidiaries from a Joint Venture or a foreign Subsidiary on or before such date resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances or other transfers of Property made to such Joint Venture or foreign Subsidiary (but only to the extent such interest dividends, repayments or other transfers of Property are not included in the calculation of Consolidated Net Income). Restricted Payments permitted to be made as described in the first sentence of this paragraph will be excluded in calculating the amount of Restricted Payments thereafter, except that any such Restricted Payments to be permitted made pursuant to clause (D) will be included in calculating the amount of Restricted Payments made pursuant to such clause (D) thereafter.

     For purposes of this covenant, if a particular Restricted Payment involves a non-cash payment, including a distribution of assets, then such Restricted Payment shall be deemed to be an amount equal to the cash portion of such Restricted Payment, if any, plus an amount equal to the Fair Market Value of the non-cash portion of such Restricted Payment.

     Limitation on Indebtedness. The Company will not, and will not permit any Subsidiary to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness), unless after giving pro forma effect to the incurrence of such Indebtedness, the Consolidated Interest Coverage Ratio for the Determination Period preceding the Transaction Date is at least 2.0 to 1.0 if
such Indebtedness is incurred prior to        , 1998 and at least 2.25 to 1.0 if
such Indebtedness is incurred thereafter. Notwithstanding the foregoing, the Company or any Subsidiary may incur Permitted Indebtedness. Any Indebtedness of a Person existing at time at which such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be incurred by such Subsidiary at the time at which it becomes a Subsidiary.

     Limitation on Subsidiary Indebtedness and Preferred Stock. The Company will not permit any Subsidiary to, directly or indirectly, incur any Indebtedness or issue any Preferred Stock except:

     (a) Indebtedness or Preferred Stock issued to and held by the Company, a Guarantor or a Wholly Owned Subsidiary, so long as any transfer of such Indebtedness or Preferred Stock to a Person other than the Company, Guarantor or a Wholly Owned Subsidiary will be deemed to constitute an incurrence of such Indebtedness or Preferred Stock by the issuer thereof as of the date of such transfer;

     (b) Acquired Indebtedness or Preferred Stock of a Subsidiary issued and outstanding prior to the date on which such Subsidiary was acquired by the Company (other than Indebtedness or Preferred Stock issued in connection with or in anticipation of such acquisition);

     (c) Indebtedness or Preferred Stock outstanding on the Issue Date and listed in a schedule attached to the Indenture;

     (d) Indebtedness described in clauses (b), (c), (d), (e), (f), (g) and (h) under the definition of "Permitted Indebtedness";

     (e) Permitted Subsidiary Refinancing Indebtedness of such Subsidiary;

     (f) Indebtedness or Preferred Stock issued in exchange for, or the proceeds of which are used to refinance, repurchase or redeem, Indebtedness or Preferred Stock described in clauses (a) and (c) of this paragraph (the "Retired Indebtedness or Stock"), provided that the Indebtedness or the Preferred Stock so issued has (i) a principal amount or liquidation value, as the case may be, not in excess of the principal amount or liquidation value of the Retired Indebtedness or Stock plus related expenses for redemption and issuance, (ii) a final redemption date later than the Stated Maturity or final redemption date (if any) of the Retired Indebtedness or Stock and (iii) an Average Life at the time of issuance of such Indebtedness or Preferred Stock that is greater than the Average Life of the Retired Indebtedness or Stock;

     (g) Indebtedness of a Subsidiary which represents the assumption by such Subsidiary of Indebtedness of another Subsidiary in connection with a merger of such Subsidiaries, provided that no Subsidiary or any successor (by way of merger) thereto existing on the Issue Date shall assume or otherwise become responsible for any Indebtedness of an entity which is not a Subsidiary on the Issue Date, except to the extent that a Subsidiary would be permitted to incur such Indebtedness under this paragraph; and

     (h) Non-Recourse Indebtedness incurred by a foreign Subsidiary not constituting a Guarantor.

     Limitations on Dividends and Other Payment Restrictions Affecting Subsidiaries. The Company will not, and will not permit any Subsidiary to, directly or indirectly, create, enter into any agreement with any Person or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind which by its terms restricts the ability of any Subsidiary to (a) pay dividends, in cash or otherwise, or make any other distributions on its Capital Stock to the Company or any Subsidiary, (b) pay any Indebtedness owed to the Company or any Subsidiary, (c) make loans or advances to the Company or any Subsidiary or (d) transfer any of its Property or assets to the Company or any Subsidiary except any encumbrance or restriction contained in any agreement or instrument:

     (i) existing on the Issue Date;

     (ii) relating to any Property or assets acquired after the Issue Date, so long as such encumbrance or restriction relates only to the Property or assets so acquired and are not and were not created in anticipation of such acquisition;

     (iii) relating to any Acquisition Indebtedness of any Subsidiary at the date on which such Subsidiary was acquired by the Company or any Subsidiary (other than Indebtedness incurred in anticipation of such acquisition);

     (iv) effecting a refinancing of Indebtedness issued pursuant to an agreement referred to in the foregoing clauses (i) through (iii), so long as the encumbrances and restriction contained in any such refinancing agreement are no more restrictive than the encumbrances and restrictions contained in such agreements;

     (v) constituting customary provisions restricting subletting or assignment of any lease of the Company or any Subsidiary or provisions in license agreements or similar agreements that restrict the assignment of such agreement or any rights thereunder;

     (vi) constituting restrictions on the sale or other disposition of any Property securing Indebtedness as a result of a Permitted Lien on such Property; and

     (vii) constituting any temporary encumbrance or restriction with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or Property and assets of, such Subsidiary.

     Limitation on Asset Sales. The Company will not engage in, and will not permit any Subsidiary to engage in, any Asset Sale unless (a) except in the case of (i) an Asset Sale resulting from the requisition of title to, seizure or forfeiture of any Property or assets or any actual or constructive total loss or an agreed or compromised total loss or (ii) a Bargain Purchase Contract, the Company or such Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the Property; (b) at least 75% of such consideration consists of Cash Proceeds (or the assumption of Indebtedness of the Company or such Subsidiary relating to the Capital Stock or Property or asset that was the subject of such Asset Sale and the unconditional release of the Company or such Subsidiary from such Indebtedness); (c) after giving effect to such Asset Sale, the total non-cash consideration held by the Company from all such Asset Sales does not exceed $10 million; and (d) the Company delivers to the Trustee an Officers' Certificate certifying that such Asset Sale complies with clauses (a), (b) and (c). The Company or such Subsidiary, as the case may be, may apply the Net Available Proceeds from each Asset Sale (x) to the acquisition of one or more Replacement Assets, or (y) to repurchase or repay Senior Debt (with a permanent reduction of availability in the case of revolving credit borrowings); provided that such acquisition or such repurchase or repayment shall be made within 365 days after the consummation of the relevant Asset Sale.

     Any Net Available Proceeds from any Asset Sale that are not used to so acquire Replacement Assets or to repurchase or repay Senior Debt within 365 days after consummation of the relevant Asset Sale constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $15 million, the Company shall, or at any time after receipt of Excess Proceeds, the Company may, at its option, make a pro rata offer (an "Asset Sale Offer") to purchase from all holders an aggregate principal amount of Notes equal to the Excess Proceeds, at a price in cash (the "Asset Sale Offer Purchase Price") equal to 100% of the outstanding principal thereof plus accrued interest, if any, to the purchase date, in accordance with the procedures set forth in the Indenture. Upon completion of such Asset Sale Offer, the amount of Excess Proceeds shall be reset to zero and the Company may use any remaining amount for general corporate purposes.

     The Company will comply with any applicable tender offer rules (including, without limitation, any applicable requirements of Rule 14e-1 under the Exchange
Act) in the event that an Asset Sale Offer is required under the circumstances described herein.

     Limitation on Sale and Lease-Back Transactions. The Company will not, and will not permit any Subsidiary to, directly or indirectly, enter into, assume, guarantee or otherwise become liable with respect to any Sale and Lease-Back Transaction unless (i) the proceeds from such Sale and Lease-Back Transaction are at least equal to the Fair Market Value to such Property being transferred and (ii) the Company or such Subsidiary would have been permitted to enter into such transaction under the covenants described in "-- Certain
Covenants -- Limitation on Indebtedness" and "-- Certain Covenants -- Limitation on Liens," and under the test described in the first sentence under the caption "-- Certain Covenants -- Limitation on Subsidiary Indebtedness and Preferred Stock."

     Limitation on Liens. The Company will not, and will not permit any Subsidiary to, directly or indirectly, create, affirm, incur, assume or suffer to exist any Liens of any kind other than Permitted Liens on or with respect to any Property or assets of the Company or such Subsidiary or any interest therein or any income or profits therefrom, whether owned at the Issue Date or thereafter acquired, without effectively providing that the Notes shall be secured equally and ratably with (or prior to) the Indebtedness so secured for so long as such obligations are so secured.

     Limitation on Guarantees by Guarantors. The Company will not permit any Guarantor to guarantee the payment of any Subordinated Indebtedness of the Company unless such guarantee shall be subordinated to such Guarantor's Guarantee at least to the same extent as such Subordinated Indebtedness is subordinated to the Notes; provided that this covenant will not be applicable to any guarantee of any Guarantor that (i) existed at the time such Person became a Subsidiary of the Company and (ii) was not incurred in connection with, or in contemplation of, such Person becoming a Subsidiary of the Company.

     Unrestricted Subsidiaries. The Indenture provides that the Company may designate a subsidiary (including a newly formed or newly acquired subsidiary) of the Company or any of its Subsidiaries as an Unrestricted Subsidiary; provided that (i) immediately after giving effect to the transaction, the Company could incur $1.00 of additional Indebtedness pursuant to the first sentence of "-- Certain Covenants -- Limitation on Indebtedness" and (ii) such designation is at the time permitted under "-- Certain Cove-nants -- Limitation on Restricted Payments." Notwithstanding any provisions of this covenant all subsidiaries of an Unrestricted Subsidiary will be Unrestricted Subsidiaries.

     The Indenture further provides that the Company will not, and will not permit any of its Subsidiaries to, take any action or enter into any transaction or series of transactions that would result in a Person (other than a newly formed subsidiary having no outstanding Indebtedness (other than Indebtedness to the Company or a Subsidiary) at the date of determination) becoming a Subsidiary (whether through an acquisition, the redesignation of an Unrestricted Subsidiary or otherwise) unless, after giving effect to such action, transaction or series of transactions on a pro forma basis, (i) the Company could incur at least $1.00 of additional Indebtedness pursuant to the first sentence of "-- Certain Covenants -- Limitation on Indebtedness" and (ii) no Default or Event of Default would occur.

     Subject to the preceding paragraphs, an Unrestricted Subsidiary may be redesignated as a Subsidiary. The designation of a subsidiary as an Unrestricted Subsidiary or the designation of an Unrestricted Subsidiary as a Subsidiary in compliance with the preceding paragraphs shall be made by the Board of Directors pursuant to a Board Resolution delivered to the Trustee and shall be effective as of the date specified in such Board Resolution, which shall not be prior to the date such Board Resolution is delivered to the Trustee. Any Unrestricted Subsidiary shall become a Subsidiary if it incurs any Indebtedness other than Non-Recourse Indebtedness. If at any time Indebtedness of an Unrestricted Subsidiary which was Non-Recourse Indebtedness no longer so qualifies, such Indebtedness shall be deemed to have been incurred when such NonRecourse Indebtedness becomes Indebtedness.

     Limitations on Line of Business. The Indenture provides that neither the Company nor any of its Subsidiaries will directly or indirectly engage to any substantial extent in any line or lines of business activity other than a Related Business.

     Reports. The Indenture provides that, whether or not the Company is subject to Section 13(a) or 15(d) of the Exchange Act, or any successor provision thereto, the Company shall file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to such Section 13(a) or 15(d) or any successor provision thereto if the Company were subject thereto, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Company would have been required to file them. The Company shall also (whether or not it is required to file reports with the Commission), within 30 days of each Required Filing Date, (i) transmit by mail to all holders of Notes, as their names and addresses appear in the applicable Security Register, without cost to such holders or Persons, and (ii) file with the Trustee, copies of the annual reports, quarterly reports and other documents (without exhibits) which the Company has filed or would have filed with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act, any successor provisions thereto or this covenant. The Company shall not be required to file any report with the Commission if the Commission does not permit such filing.

CONSOLIDATION, MERGER, CONVEYANCE, LEASE OR TRANSFER

     The Company will not, in any transaction or series of transactions, consolidate with or merge into any other Person (other than a merger of a Subsidiary into the Company in which the Company is the continuing corporation), or sell, convey, assign, transfer, lease or otherwise dispose of all or substantially all of the Property and assets of the Company and the Subsidiaries, taken as a whole, to any Person, unless

     (i) either (a) the Company shall be the continuing corporation or (b) the corporation (if other than the Company) formed by such consolidation or into which the Company is merged, or the Person which acquires, by sale, assignment, conveyance, transfer, lease or disposition, all or substantially all of the Property and assets of the Company and the Subsidiaries, taken as a whole (such corporation or Person, the "Surviving Entity"), shall be a corporation organized and validly existing under the laws of the United States of America, any political subdivision thereof or any state thereof or the District of Columbia, and shall expressly assume, by a supplemental indenture, the due and punctual payment of the principal of (and premium, if any) and interest on all the Notes and the performance of the Company's covenants and obligations under the Indenture;

     (ii) immediately before and after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), no Event of Default or Default shall have occurred and be continuing or would result therefrom;

     (iii) immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), the Company (or the Surviving Entity if the Company is not continuing) shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transactions; and

     (iv) immediately after giving effect to any such transaction or series of transactions on a pro forma basis as if such transaction or series of transactions had occurred on the first day of the Determination Period, the Company (or the Surviving Entity if the Company is not continuing) would be permitted to incur $1.00 of additional Indebtedness pursuant to the test described in the first sentence under the caption "-- Certain
Covenants -- Limitation on Indebtedness."

     The provision of clause (iv) shall not apply to any merger or consolidation into or with, or any such transfer of all or substantially all of the Property and assets of the Company and the Subsidiaries taken as a whole into, the Company.

     In connection with any consolidation, merger, transfer of assets or other transactions contemplated by this provision, the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, conveyance or transfer and the supplemental indenture in respect thereto comply with the provisions of the Indenture and that all conditions precedent in the Indenture relating to such transactions have been complied with.

     Upon any transaction or series of transactions that are of the type described in, and are effected in accordance with, the foregoing paragraphs, the Surviving Entity shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the Notes with the same effect as if such Surviving Entity had been named as the Company in the Indenture; and when a Surviving Person duly assumes all of the obligations and covenants of the Company pursuant to the Indenture and the Notes, except in the case of a lease, the predecessor Person shall be relieved of all such obligations.

EVENTS OF DEFAULT

     Each of the following is an "Event of Default" under the Indenture:

     (a) default in the payment of interest on any Note issued pursuant to the Indenture when the same becomes due and payable, and the continuance of such default for a period of 30 days;

     (b) default in the payment of the principal of (or premium, if any, on) any
Note issued pursuant to the Indenture at its Maturity, upon optional redemption, required repurchase (including pursuant to a Change of Control Offer or an Asset Sale Offer) or otherwise or the failure to make an offer to purchase any such Note as required;

     (c) the Company fails to comply with any of its covenants or agreements contained in "-- Change of Control," "-- Certain Covenants -- Limitation on Restricted Payments," "-- Certain Covenants -- Limitation on Asset Sales,"
"-- Certain Covenants -- Limitation on Indebtedness," "-- Certain Covenants -- Limitation on Sale and Lease-back Transactions" or "-- Consolidation, Merger, Conveyance, Lease or Transfer";

     (d) default in the performance, or breach, of any covenant or warranty of the Company in the Indenture (other than a covenant or warranty addressed in clause (a), (b) or (c) above) and continuance of such Default or breach for a period of 30 days after written notice thereof has been given to the Company by the Trustee or to the Company and the Trustee by holders of at least 25% of the aggregate principal amount at Stated Maturity of the outstanding Notes;

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

     (e) Indebtedness of the Company or any Subsidiary is not paid when due within the applicable grace period, if any, or is accelerated by the holders thereof and, in either case, the principal amount of such unpaid or accelerated Indebtedness exceeds $10 million.

     (f) the entry by a court of competent jurisdiction of one or more final judgments against the Company or any Restricted Subsidiary in an uninsured or unindemnified aggregate amount in excess of $5 million which is not discharged, waived, appealed, stayed, bonded or satisfied for a period of 60 consecutive days;

     (g) the entry by a court having jurisdiction in the premises of (i) a decree or order for relief in respect of the Company or any Significant Subsidiary in an involuntary case or proceeding under U.S. bankruptcy laws, as now or hereafter constituted, or any other applicable Federal, state, or foreign bankruptcy, insolvency, or other similar law or (ii) a decree or order adjudging the Company or any Significant Subsidiary a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company or any Significant Subsidiary under U.S. bankruptcy laws, as now or hereafter constituted, or any other applicable Federal, state or foreign bankruptcy, insolvency, or similar law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Significant Subsidiary or of any substantial part of the Property or assets of the Company or any Significant Subsidiary, or ordering the winding up or liquidation of the affairs of the Company or any Significant Subsidiary, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 60 consecutive days;

     (h) (i) the commencement by the Company or any Significant Subsidiary of a voluntary case or proceeding under U.S. bankruptcy laws, as now or hereafter constituted, or any other applicable Federal, state or foreign bankruptcy, insolvency or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent; or (ii) the consent by the Company or any Significant Subsidiary to the entry of a decree or order for relief in respect of the Company or any Significant Subsidiary in an involuntary case or proceeding under U.S. bankruptcy laws, as now or hereafter constituted, or any other applicable Federal, state, or foreign bankruptcy, insolvency or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against the Company or any Significant Subsidiary; or (iii) the filing by the Company or any Significant Subsidiary of a petition or answer or consent seeking reorganization or relief under U.S. bankruptcy laws, as now or hereafter constituted, or any other applicable Federal, state or foreign bankruptcy, insolvency or other similar law; or (iv) the consent by the Company or any Significant Subsidiary to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company or any Significant Subsidiary or of any substantial part of the Property or assets of the Company or any Significant Subsidiary or of any substantial part of the Property or assets of the Company or any Significant Subsidiary, or the making by the Company or any Significant Subsidiary of an assignment for the benefit of creditors; or (v) the admission by the Company or any Significant Subsidiary in writing of its inability to pay its debts generally as they become due; or (vi) the taking of corporate action by the Company or any Significant Subsidiary in furtherance of any such action; or

     (i) any Guarantee shall for any reason cease to be, or be asserted by the Company or any Guarantor, as applicable, not to be, in full force and effect (except pursuant to the release of any such Guarantee in accordance with the Indenture).

     If any Event of Default (other than an Event of Default specified in clause
(g) or (h) above) occurs and is continuing, then and in every such case the Trustee or the holders of not less than 25% of the outstanding aggregate principal amount at Stated Maturity of the Notes, may declare the principal amount at Stated Maturity, premium, if any, and any accrued and unpaid interest on all such Notes then outstanding to be immediately due and payable by a notice in writing to the Company (and to the Trustee if given by holders of such Notes), and upon any such declaration all amounts payable in respect of the Notes will become and be immediately due and payable. If any Event of Default specified in clause (g) or (h) above occurs, the principal amount at Stated Maturity, premium, if any, and any accrued and unpaid interest on the Notes then outstanding shall become immediately due and payable without any declaration or other act on the part of the Trustee or any holder of such Notes. In the event of a declaration of acceleration because an Event of Default

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

set forth in clause (e) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (e) shall be remedied, or cured or waived by the holders of the relevant Indebtedness within 30 days after such event of default; provided that no judgment or decree for the payment of the money due on the Notes has been obtained by the Trustee as provided in the Indenture. Under certain circumstances, the holders of a majority in principal amount at Stated Maturity of the outstanding Notes by notice to the Company and the Trustee may rescind an acceleration and its consequences.

     The holders of a majority in aggregate principal amount at Stated Maturity of the Notes then outstanding by notice to the Trustee may on behalf of the holders of all such Notes waive any existing Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, premium, if any on or the principal of, such Notes. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders, unless such holders have offered to such Trustee reasonable security or indemnity. Subject to the provisions of the Indenture and applicable law, the holders of a majority in aggregate principal amount at Stated Maturity of the Notes at the time outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee.

     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required within five Business Days after becoming aware of any Default or Event of Default, to deliver to the Trustee a statement describing such Default or Event of Default, its status and what action the Company is taking or proposes to take with respect thereto.

AMENDMENT, SUPPLEMENT AND WAIVER

     The Company, the Guarantors and the Trustee may, at any time and from time to time, without notice to or consent of any holder, enter into one or more indentures supplemental to the Indenture (a) to evidence the succession of another Person to the Company and the Guarantors and the assumption by such successor of the covenants and Obligations of the Company under the Indenture and contained in the Notes and the Guarantors contained in the Indenture and the Guarantees, (b) to add to the covenants of the Company, for the benefit of the holders, or to surrender any right or power conferred upon the Company or the Guarantors by the Indenture, (c) to add any additional Events of Default, (d) to provide the uncertificated Notes in addition to or in place of certificated Notes, (e) to evidence and provide for the acceptance of appointment under the Indenture by the successor Trustee, (f) to secure the Notes and/or the Guarantees, (g) to cure any ambiguity, to correct or supplement any provision in the Indenture which may be inconsistent with any other provision therein or to add any other provisions with respect to matters or questions arising under the Indenture, provided that such actions will not adversely affect the interests of the holders in any material respect or (h) to add or release any Guarantor pursuant to the terms of the Indenture.

     With the consent of the holders of not less than a majority in principal amount at Stated Maturity of the outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for the Notes), the Company and the Trustee may enter into one or more indentures supplemental to the Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of the holders; provided, however, that no such supplemental indenture will, without the consent of the holder of each Outstanding Note affected thereby, (a) change the Stated Maturity of the principal of, or any installment of interest on, any Note, or reduce the principal amount thereof (or premium, if any), or the interest thereon that would be due and payable upon Maturity thereof, or change the place of payment where, or the coin or currency in which, any Note or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof, (b) reduce the percentage in principal amount at Stated Maturity of the Outstanding Notes, the consent of whose Holders is necessary for any such supplemental indenture or required for any waiver of compliance with certain provisions of the Indenture, or certain Defaults thereunder, (c) modify the Obligations of the Company to make offers to purchase Notes upon a Change of Control or from the proceeds of Asset Sales, (d) subordinate in right of payment, or otherwise subordinate, the Notes or

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

the Guarantees to any other Indebtedness, (e) amend, supplement or otherwise modify the provisions of the Indenture requiring any Guarantee or release any existing Guarantee, or (f) modify any of the provisions of this paragraph (except to increase any percentage set forth herein).

     The holders of not less than a majority in principal amount at Stated Maturity of the outstanding Notes may on behalf of the holders of all the Notes waive any past Default or Event of Default under the Indenture and its consequences, except a Default or Event of Default (a) in the payment of the principal of (or premium, if any) or interest on any Note or (b) in respect of a covenant or provision hereof which under the proviso to the prior paragraph cannot be modified or amended without the consent of the Holder of each outstanding Note affected.

     Satisfaction and Discharge of the Indenture; Defeasance. The Company may terminate its obligations and the obligations of the Guarantors under the Notes, the Indenture, and the Guarantees when (i) either (A) all outstanding Notes have been delivered to the Trustee for cancellation or (B) all such Notes not therefore delivered to the Trustee for cancellation have become due and payable, will become due and payable within one year or are to be called for redemption within one year under irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name and at the expense of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of (premium, if any, on) and interest to the date of deposit or Maturity or date of redemption; (ii) the Company has paid or caused to be paid all sums then due and payable by the Company under the Indenture; and (iii) the Company has delivered an Officers Certificate and an opinion of counsel relating to compliance with the conditions set forth in the Indenture.

     The Company, at its election, shall (a) be deemed to have paid and discharged its debt on the Notes and the Indenture and Guarantees shall cease to be of further effect as to all outstanding Notes (except as to (i) rights of registration of transfer, substitution and exchange of Notes, and the Company's right of optional redemption, (ii) rights of holders to receive payments of principal of, premium, if any, and interest on the Notes (but not the Change of Control Purchase Price or the Asset Sale Offer Purchase Price) and any rights of the holders with respect to such amounts, (iii) the rights, obligations and immunities of the Trustee under the Indenture, and (iv) certain other specified provisions in the Indenture) or (b) cease to be under any obligation to comply with certain restrictive covenants that are described in the Indenture, after the irrevocable deposit by the Company with the Trustee, in trust for the benefit of the holders, at any time prior to the Stated Maturity of the Notes, of (A) money in an amount, (B) U.S. Government Obligations which through the payment of interest and principal will provide, not later than one day before the due date of payment in respect of such Notes, money in an amount, or (C) a combination thereof sufficient to pay and discharge the principal of, premium, if any on, and interest on, such Notes then outstanding on the dates on which any such payments are due in accordance with the terms of the Indenture and of such Notes. Such defeasance or covenant defeasance shall be deemed to occur only if certain conditions are satisfied, including, among other things, delivery by the Company to the Trustee of an opinion of outside counsel acceptable to the Trustee to the effect that (i) such deposit, defeasance and discharge will not be deemed, or result in, a taxable event for federal income tax purposes with respect to the holders; and (ii) the Company's deposit will not result in the trust or such Trustee being subject to regulation under the Investment Company Act of 1940.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any capitalized terms used herein for which no definition is provided.

     "Acquired Indebtedness" means, with respect to any specified Person, Indebtedness of any other Person existing at the time such other Person merged with or into or became a subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a subsidiary of such specified Person, but excluding Indebtedness which is extinguished,

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

retired or repaid in connection with such other Person merging with or into or becoming a subsidiary of such specified Person.

     "Affiliate" of any specified Person means another Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided, however, that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

     "Asset Sale" means any direct or indirect sale, conveyance, transfer, lease or other disposition (including, without limitation, by way of merger or consolidation or by means of a Sale and Lease-Back Transaction by the Company or any Subsidiary to any Person other than the Company, a Guarantor or a Wholly Owned Subsidiary, in one transaction, or a series of related transactions, of
(i) any Capital Stock of any Subsidiary (except for directors' qualifying shares or certain minority interests sold to other Persons solely due to local law requirements that there be more than one stockholder, but which are not in excess of what is required for such purpose), or (ii) any other Property or assets of the Company or any Subsidiary, other than (A) sales of drill-string components and obsolete or worn out equipment in the ordinary course of business or other assets that, in the Company's reasonable judgment, are no longer used or useful in the conduct of the business of the Company and its Subsidiaries),
(B) any drilling contract, charter (bareboat or otherwise) or other lease of Property or other asset entered into by the Company or any Subsidiary in the ordinary course of business, other than any Bargain Purchase Contract, (C) a Restricted Payment or Restricted Investment permitted under "-- Certain Covenants -- Limitation on Restricted Payments," (D) a Change of Control, (E) a consolidation, merger or the disposition of all or substantially all of the assets of the Company in compliance with the provision of the Indenture described in "-- Consolidation, Merger, Conveyance, Lease or Transfer," (F) any trade or exchange by the Company or any Subsidiary of one or more drilling rigs for one or more other drilling rigs of like kind owned or held by another Person, provided that (x) the Fair Value of the rig or rigs traded or exchanged by the Company or such Subsidiary (including cash or cash equivalents to be delivered by the Company or such Subsidiary) is reasonably equivalent to the Fair Value of the drilling rig or rigs (together with cash or cash equivalents to be received by the Company or such Subsidiary) or other assets as determined by written appraisal by a nationally (or industry) recognized investment banking firm or appraisal firm and (y) such exchange is approved by a majority of the disinterested directors of the Company. An Asset Sale shall include the requisition of title to, seizure of or forfeiture of any Property or assets, or any actual or constructive total loss or an agreed or compromised total loss of any Property or assets.

     "Attributable Indebtedness" in respect of a Sale and Lease-Back Transaction means, at any date of determination, the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining terms of the lease (or to the first date on which the lessee is permitted to terminate such lease without the payment of a penalty) included in such Sale and Lease-Back Transaction (including any period for which such lease has been extended).

     "Average Life" means, as of any date, with respect to any debt security, the quotient obtained by dividing (i) the sum of the products of (x) the number of years from such date to the date of each scheduled principal payment (including any sinking fund or mandatory redemption payment requirements) of such debt security multiplied in each case by (y) the amount of such principal payment by (ii) the sum of all such principal payments.

     "Bank Credit Facility" means the $50.0 million Amended and Restated Senior Secured Revolving Credit Facility dated April 30, 1997 among the Company and Drillers as co-borrowers, International as guarantor and a syndicate of commercial banks, as from time to time amended.

     "Bargain Purchase Contract" means a drilling contract, charter (bareboat or otherwise) or lease that provides for acquisition of Property by the other party to such agreement during or at the end of the term thereof for less than Fair Market Value thereof at the time such right to acquire such Property is granted.

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

     "Capital Lease Obligation" means, at any time as to any Person with respect to any Property leased by such Person as lessee, the amount of the liability with respect to such lease that would be required at such time to be capitalized and accounted for as a capital lease on the balance sheet of such Person prepared in accordance with GAAP.

     "Capital Stock" in any Person means any and all shares, interests, partnership interests, participations or other equivalents in the equity interest (however designated) in such Person and any rights (other than debt securities convertible into an equity interest), warrants or options to acquire any equity interest in such Person.

     "Cash Proceeds" means, with respect to any Asset Sale by any Person, the aggregate consideration received for such Asset Sale by such Person in the form of cash or cash equivalents (including any amounts of insurance or other proceeds received in connection with an Asset Sale of the type described in the last sentence of the definition thereof), including payments in respect of deferred payment obligations when received in the form of cash or cash equivalents (except to the extent that such obligations are financed or sold with recourse to such Person or any subsidiary thereof).

     "Change of Control" means (i) a determination by the Company that any Person or group (as defined in Section 13(d)(3) or 14(d)(2) of the Exchange Act) has become the direct or beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the Voting Stock of the Company other than Permitted Holders; (ii) the Company is merged with or into or consolidated with another corporation and, immediately after giving effect to the merger or consolidation, less than 50% of the outstanding voting securities entitled to vote generally in the election of directors or persons who serve similar functions of the surviving or resulting entity are then beneficially owned (within the meaning of Rule 13d-3 of the Exchange Act) in the aggregate by (x) the stockholders of the Company immediately prior to such merger or consolidation, or (y) if the record date has been set to determine the stockholders of the Company entitled to vote on such merger or consolidation, the stockholders of the Company as of such a record date; (iii) the Company, either individually or in conjunction with one or more Subsidiaries, sells, conveys, transfers or leases, or the Subsidiaries sell, convey, transfer or lease, all or substantially all of the assets of the Company or the Company and the Subsidiaries, taken as a whole (either in one transaction or a series of related transactions ), including Capital Stock of the Subsidiaries, to any Person (other than a Wholly Owned Subsidiary); (iv) the liquidation or dissolution of the Company; or (v) the first day on which a majority of the individuals who constitute the Board of Directors are not Continuing Directors.

     "Consolidated Interest Coverage Ratio" means as of the date of the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio (the "Transaction Date"), the ratio of (i) the aggregate amount of EBITDA of the Company and its consolidated Subsidiaries for the four fiscal quarters for which financial information in respect thereof is available immediately prior to the applicable Transaction Date (the "Determination Period") to (ii) the aggregate Consolidated Interest Expense of the Company and its consolidated Subsidiaries that is anticipated to accrue during a period consisting of the fiscal quarter in which the Transaction Date occurs and the three fiscal quarters immediately subsequent thereto (based upon the pro forma amount and maturity of, and interest payments in respect of, Indebtedness of the Company and its consolidated Subsidiaries expected by the Company to be outstanding on the Transaction Date), assuming for the purposes of this measurement the continuation of market interest rates prevailing on the Transaction Date and base interest rates in respect of floating interest rate obligations equal to the base interest rates on such obligations in effect as of the Transaction Date, provided that if the Company or any of its consolidated Subsidiaries is a party to any Interest Swap Obligation that would have the effect of changing the interest rate on any Indebtedness of the Company or any of its consolidated Subsidiaries for such four-quarter period (or a portion thereof), the resulting rate shall be used for such four-quarter period or portion thereof; provided, further, that any Consolidated Interest Expense of the Company with respect to Indebtedness incurred or retired by the Company or any of its Subsidiaries during the fiscal quarter in which the Transaction Date occurs shall be calculated as if such debt was incurred or retired on the first day of the fiscal quarter in which the Transaction Date occurs; provided, further, that if the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio would have the effect of increasing or decreasing EBITDA in the future and if such increase or decrease is readily quantifiable and is directly attributable to such transaction, EBITDA shall be calculated on a pro forma basis as if such transaction had occurred on the first day of the

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

four fiscal quarter referred to in clause (i) of this definition, and if, during the same four fiscal quarters, (x) the Company or any of its consolidated Subsidiaries shall have engaged in any Asset Sale, EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive), or increased by an amount equal to the EBITDA (if negative), directly attributable to the assets which are the subject of such Asset Sale for such period calculated on a pro forma basis as if such Asset Sale and any related retirement of Indebtedness had occurred on the first day of such period or (y) after the Issue Date, the Company or any of its consolidated Subsidiaries shall have acquired any material assets other than in the ordinary course of business, EBITDA and Consolidated Interest Expense shall be calculated on a pro forma basis as if such acquisition on the first day of such period.

     "Consolidated Interest Expense" mean, with respect to any Person for any period, without duplication (A) the sum of (i) the aggregate amount of cash and noncash interest expense (including capitalized interest) of such Person and its subsidiaries for such period as determined on a consolidated basis in accordance with GAAP in respect of Indebtedness (including, without limitation, (v) any amortization of debt discount, (w) net costs associated with Interest Swap Obligations (including any amortization of discounts), (x) the interest portion of any deferred payment obligation calculated in accordance with the effective interest method, (y) all accrued interest and (z) all commissions, discounts and other fees and charges owed with respect to letters of credit, bankers acceptances or similar facilities) paid or accrued, or scheduled to be paid or accrued, during such period; (ii) dividends on Preferred Stock or Redeemable Stock of such Person (and Preferred Stock or Redeemable Stock of its subsidiaries if paid to a Person other than such Person or its subsidiaries) declared and payable in cash; (iii) the portion of any rental obligation of such Person or its subsidiaries in respect of any Capital Lease Obligation allocable to interest expense in accordance with GAAP; (iv) the portion of any rental obligation of such Person or its subsidiaries in respect of any Sale and Lease-Back Transaction allocable to interest expense (determined as if such were treated as a Capital Lease Obligation); and (v) to the extent any debt of any other Person is guaranteed by such Person or any of its subsidiaries, the aggregate amount of interest paid, accrued or scheduled to be paid or accrued, by such other Person during such period attributable to any such debt, less (B) to the extent included in (A) above, amortization or write-off of deferred financing costs of such Person and its subsidiaries during such period and any charge related or any premium or penalty paid in connection with redeeming or retiring any Indebtedness of such Person and its subsidiaries prior to its stated maturity; in the case of both (A) and (B) above, after elimination of intercompany accounts among such Person and its subsidiaries and as determined in accordance with GAAP. For purposes of clause (ii) above, dividend requirements attributable to any Preferred Stock or Redeemable Stock shall be deemed to be an amount equal to the amount of dividend requirements on such Preferred Stock or Redeemable Stock times a fraction, the numerator of which is the amount of such dividend requirements, and the denominator of which is one minus the applicable combined federal, state, local and foreign income tax rate of the Company and its Subsidiaries (expressed as a decimal), on a consolidated basis, for the fiscal year immediately preceding the date of the transaction giving rise to the need to calculate Consolidated Interest Expense.

     "Consolidated Net Income" of any Person means, for any period, the aggregate net income (or net loss, as the case may be) of such Person and its subsidiaries for such period on a consolidated basis, determined in accordance with GAAP, provided that there shall be excluded therefrom, without duplication,
(i) any net income of any Unrestricted Subsidiary, except that the Company's or any Subsidiary's equity in the net income of such Unrestricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash or cash equivalents actually distributed by such Unrestricted Subsidiary during such period to the Company or a Subsidiary as a dividend or other distribution, (ii) gains and losses, net of taxes, from Asset Sales or reserves relating thereto, (iii) the net income of any Person that is not a subsidiary or that is accounted for by the equity method of accounting which shall be included only to the extent of the amount of dividends or distributions paid to such Person or its subsidiaries, (iv) items (but not loss items) classified as extraordinary, unusual or nonrecurring (other than the tax benefit, if any, of the utilization of net operating loss carryforwards or alternative minimum tax credits), (v) the net income (but not net loss) of any Person acquired by such specified Person or any of its subsidiaries in a pooling-of-interests transaction for any period prior to the date of such acquisition, (vi) any gain or loss, net of taxes, realized on the termination of any employee pension benefit plan, (vii) the net income (but not net loss) of any subsidiary

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

of such specified Person to the extent that the transfer to that Person of that income is not at the time permitted, directly or indirectly, by any means (including by dividend, distribution, advance or loan or otherwise), by operation of the terms of its charter or any agreement with a Person other than with such specified Person, instrument held by a Person other than by such specified Person, judgment, decree, order, statute, law, rule or governmental regulations applicable to such subsidiary or its stockholders, except for any dividends or distributions actually paid by such subsidiary to such Person, and
(viii) with regard to a non-Wholly Owned Subsidiary, any aggregate net income (or loss) in excess of such Person's or such subsidiary's pro rata share of such non-Wholly Owned Subsidiary's net income (or loss).

     "Consolidated Net Worth" of any Person means, as of any date, the sum of the Capital Stock and additional paid-in capital plus retained earnings (or minus accumulated deficit) of such Person and its subsidiaries on a consolidated basis at such date, each item determined in accordance with GAAP, less amounts attributable to Redeemable Stock of such Person or any of its subsidiaries.

     "Continuing Director" means an individual who (i) is a member of the Board of Directors of the Company and (ii) either (A) was a member of the Board of Directors of the Company on the Issue Date or (B) whose nomination for election or election to the Board of Directors of the Company was approved by vote of at least a majority of the directors then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved.

     "Currency Hedge Obligations" means, at any time as to any Person, the obligations of such Person a such time which were incurred in the ordinary course of business pursuant to any foreign currency exchange agreement, option or future contract or other similar agreement or arrangement designed to protect against or manage such Person's or any of its subsidiaries exposure to fluctuations in foreign currency exchange rates.

     "Default" means any event, act or condition the occurrence of which is, or after notice or the passage time or both would be, an Event of Default.

     "Determination Period" has the meaning specified under clause (i) of the definition of "Consolidated Interest Coverage Radio."

     "EBITDA" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period, plus to the extent reflected in the income statement of such Person for such period from which Consolidated Net Income is determined, without duplication, (i) Consolidated Interest Expense,
(ii) income tax expense, (iii) depreciation expense, (iv) amortization expense,
(v) any charge related to any premium or penalty paid in connection with redeeming or retiring any Indebtedness prior to its Stated Maturity, (vi) any other non-cash charges and minus, to the extent reflected in such income statement, any noncash credits that had the effect of increasing Consolidated Net Income of such Person for such period, and (vii) non-recurring charges of approximately $6.1 million incurred during 1996 in employment severance costs, exit costs attributable to its exiting Argentina and Mexico and other non-recurring charges, all as described in the Company's Form 10-K for the year ended December 31, 1996.

     "Fair Market Value" means, with respect to consideration received or to be received pursuant to any transaction by any Person, the fair market value of such consideration as determined in good faith by the Board of Directors of the Company.

     "Fair Value" means, with respect to any asset or Property, the price which could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

     "GAAP" means, at any date, United States generally accepted accounting principles, consistently applied, as set forth in the opinions of the Accounting Principles Board of the American Institute of Certified Public Accountants ("AICPA") and statements of the Financial Accounting Standards Board, or in such other statements by such other entity as may be designated by the AICPA, that are applicable to the circumstances as of the date of determination; provided, however, that all calculations made for purposes of determining compliance with the provisions set forth in the Indenture shall utilize GAAP in effect at the Issue Date.

     "Guarantee" means any guarantee of the Notes by any Guarantor in accordance with the provisions described under "-- Guarantees of Notes."

     "Guarantor" means each Subsidiary of the Company that is required to guarantee the Company's Obligations under the Notes and the Indenture as described in "-- Guarantees of Notes" and any other Subsidiary of the Company that executes a supplemental Indenture in which such Subsidiary agrees to guarantee the Company's Obligations under the Notes and the Indenture.

     "Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, suffer to exist, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or obligation on the balance sheet of such Person (and "incurrence," "incurred," "incurrable" and "incurring" shall have meanings correlative to the foregoing); provided that a change in GAAP that results in an obligation of such Person that exists at such time becoming Indebtedness shall not be deemed an incurrence of such Indebtedness.

     "Indebtedness" as applied to any Person means, at any time, without duplication, whether recourse is to all or a portion of the assets of such Person, and whether or not contingent, (i) any obligation of such Person for borrowed money; (ii) any obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including, without limitation, any such obligations incurred in connection with acquisition of Property, assets or businesses, excluding accounts payable made in the ordinary course of business which are not more than 90 days overdue or which are being contested in good faith and by appropriate proceedings; (iii) any obligation of such Person for all or any part of the purchase price of Property or for the cost of Property constructed or of improvements thereto (including any obligation under or in connection with any letter of credit related thereto), other than accounts payable incurred in respect of Property and services purchased in the ordinary course of business which are no more than 90 days overdue or which are being contested in good faith and by appropriate proceedings; (iv) any obligation of such Person upon which interest charges are customarily paid (other than accounts payable incurred in the ordinary course of business); (v) any obligation of such Person under conditional sale or other title retention agreements relating to purchased Property; (vi) any obligation of such Person issued or assumed as the deferred purchase price of Property (other than accounts payable incurred in the ordinary course of business which are no more than 90 days overdue or which are being contested in good faith and by appropriate proceedings); (vii) any Capital Lease Obligation or Attributable Indebtedness pursuant to any Sale and LeaseBack Transaction of such Person;
(viii) any obligation of any other Person secured by (or for which the obligee thereof has an existing right, contingent or otherwise, to be secured by) any Lien on Property owned or acquired, whether or not any obligation secured thereby has been assumed, by such Person; (ix) any obligation of such Person in respect of any letter of credit supporting any obligation of any other Person;
(x) the maximum fixed repurchase price of any Redeemable Stock of such Person (or if such Person is a subsidiary, any Preferred Stock of such Person); (xi) the notional amount of any Interest Swap Obligation or Currency Hedge Obligation of such Person at the time of determination; and (xii) any obligation which is in economic effect a guarantee, regardless of its characterization (other than an endorsement in the ordinary course of business), with respect to any Indebtedness of another Person, to the extent guaranteed. For purposes of the preceding sentence, the maximum fixed repurchase price of any Redeemable Stock or subsidiary Preferred Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Stock or subsidiary Preferred Stock as if such Redeemable Stock or subsidiary Preferred Stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture Supplement; provided, however, that if such Redeemable Stock or subsidiary Preferred Stock is not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Stock or subsidiary Preferred Stock. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any guarantees at such date; provided that for purposes of calculating the amount of any non-interest bearing or other discount security, such Indebtedness shall be deemed to be the principal amount thereof that would be shown on the balance sheet of the issuer dated such date prepared in accordance with GAAP but that such security shall be deemed to have been incurred only on the date of the original issuance thereof.

     "Interest Swap Obligation" means, with respect to any Person, the obligation of such Person pursuant to any interest rate swap agreement, interest rate cap, collar or floor agreement or other similar agreement or arrangement designed to protect against or manage such Person's or any of its subsidiaries exposure to fluctuations in interest rates.

     "Investment" means, with respect to any Person, any direct, indirect or contingent investment in another Person, whether by means of a share purchase, capital contribution, loan, advance (other than advances to employees for moving and travel expenses, drawing accounts and similar expenditures in the ordinary course of business) or similar credit extension constituting Indebtedness of such other Person, and any guarantee of Indebtedness of any other Person; provided that the term "Investment" shall not include any transaction involving the purchase or other acquisition (including by way of merger) of Property (including Capital Stock) by the Company or any Subsidiary in exchange for Capital Stock (other than Redeemable Stock) of the Company. The amount of any Person's Investment shall be the original cost of such Investment to such Person, plus the cost of all additions thereto paid by such Person, and minus the amount of any portion of such Investment repaid to such Person in cash as a repayment of principal or a return of capital, as the case may be, but without any other adjustments for increases or decreases in value, or write-ups, writedowns, or write-offs with respect to such Investment. In determining the amount of any Investment involving a transfer of any Property or assets other than cash, such Property or assets shall be valued at its Fair Value at the time of such transfer as determined in good faith by the board of directors (or comparable body) of the Person making such transfer. The Company shall be deemed to make an "Investment" in the amount of the Fair Value of the Assets of a Subsidiary at the time such Subsidiary is designated an Unrestricted Subsidiary.

     "Issue Date" means the date on which the Notes are first authenticated and delivered under the Indenture.

     "Joint Venture" means any Person (other than a Guarantor) designated as such by a resolution of the Board of Directors of the Company and as to which
(i) the Company, any Guarantor or any Joint Venture owns less than 50% of the Capital Stock of such Person; (ii) no more than [10] unaffiliated Persons own of record any Capital Stock of such Person; (iii) at all times, each such Person owns the same proportion of each class of Capital Stock of such Person outstanding at such time; (iv) no Indebtedness of such Person is or becomes outstanding other than Non-Recourse Indebtedness; (v) there exist no consensual encumbrances or restrictions on the ability of such Person to (x) pay, directly or indirectly, dividends or make any other distributions in respect of its Capital Stock to the holders of its Capital Stock or (y) pay any Indebtedness or other obligation owed to the holders of its Capital Stock or (z) make any Investment in the holders of its Capital Stock, in each case other than the types of consensual encumbrances or restrictions that would be permitted by the "Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant if such Person were a Subsidiary; and (vi) the business engaged in by such Person is a Related Business.

     "Lien" means any mortgage, pledge, hypothecation, charge, assignment, deposit arrangement, encumbrance, security interest, lien (statutory or other), or preference, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any agreement to give or grant a Lien or any lease, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

     "Maturity" means the date on which the principal of a Note becomes due and payable as provided therein or in the Indenture, whether at the Stated Maturity or the Change of Control Payment Date or purchase date established pursuant to the terms of the Indenture for an Asset Sale Offer or by declaration of acceleration, call for redemption or otherwise.

     "Net Available Proceeds" means, (a) as to any Asset Sale (other than a Bargain Purchase Contract), the Cash Proceeds therefrom, net of all legal and title expenses, commissions and other fees and expenses incurred, and all Federal, state, foreign, recording and local taxes payable as a consequence of such Asset Sale, net of all payments made to any Person other than the Company or a Subsidiary on any Indebtedness which is secured by such assets, in accordance with the terms of any Lien upon or with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale, or by applicable law, be repaid out of the proceeds from such Asset Sale and, as for any Asset Sale by a Subsidiary, net of the equity interest in such Cash Proceeds of any holder of Capital Stock of such Subsidiary (other than the Company, any other Subsidiary or any Affiliate of the Company or any such other Subsidiary) and (b) as to any Bargain Purchase Contract, an amount equal to (i) that portion of the rental or other payment stream arising under a Bargain Purchase Contract that represents an amount in excess of the Fair Market Value of the rental or other payments with respect to the pertinent Property or other asset and (ii) the Cash Proceeds from the sale of such Property or other asset, net of the amount set forth in clause (a) above, in each case as and when received.

     "Non-Recourse Indebtedness" means Indebtedness or that portion of Indebtedness of an Unrestricted Subsidiary or a foreign Subsidiary not constituting a Guarantor as to which (a) neither the Company nor any other Subsidiary (other than an Unrestricted Subsidiary or a subsidiary of such foreign subsidiary) (i) provides credit support including any undertaking, agreement or instrument which would constitute Indebtedness or (ii) is directly or indirectly liable for such Indebtedness and (b) no default with respect to such Indebtedness (including any rights which the holders thereof may have to take enforcement action against an Unrestricted Subsidiary or such foreign Subsidiary) would permit (upon notice, lapse of time or both) any holder any other Indebtedness of the Company or its other Subsidiaries to declare a default on such other Indebtedness cause the payment thereof to be accelerated or payable prior to its stated maturity.

     "Obligations" means, with respect to any Indebtedness, any obligation thereunder, including, without limitation, principal, premium and interest (including post petition interest thereon), penalties, fees, costs, expenses, indemnifications, reimbursements, damages and other liabilities.

     "Obligors" means the Company and the Guarantors, collectively; "Obligor" means the Company or any Guarantor.

     "Officers' Certificate" means a certificate signed by the Chairman of the Board, a Vice Chairman of the Board, the President, the Chief Executive Officer, the Chief Operating Officer or a Vice President, and by the Chief Financial Officer, the Chief Accounting Officer, the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Company or a Subsidiary and delivered to the Trustee, which shall comply with the Indenture.

     "Permitted Holders" means               .

     "Permitted Indebtedness" means (a) Indebtedness of the Company under the Notes; (b) Indebtedness (and any guarantee thereof) under one or more credit or revolving credit facilities with a bank or syndicate of banks or financial institutions, as such may be amended, modified, revised, extended, replaced, or refunded from time to time, in an aggregate principal amount at any one time
outstanding not to exceed $       million, less any amounts derived from Asset
Sales and applied to the required permanent reduction of Senior Debt (and a permanent reduction of the related commitment to lend or amount available to be reborrowed in the case of a revolving credit facility) under such credit facilities as contemplated by the "Limitation on Asset Sales" covenant, (c) Indebtedness of the Company or any Subsidiary under Interest Swap Obligations, provided that (i) such Interest Swap Obligations are related to payment obligations on Indebtedness otherwise permitted under the covenants described in "-- Certain Covenants -- Limitation on Indebtedness" and (ii) the notional principal amount of such Interest Swap Obligations does not exceed the principal amount of the Indebtedness to which such Interest Swap Obligations relate; (d) Indebtedness of the Company or any Subsidiary under Currency Hedge Obligations, provided that (i) such Currency Hedge Obligations are related to payment obligations on Indebtedness otherwise permitted under the covenants described in "-- Certain Covenants -- Limitation on Indebtedness" or to the foreign currency cash flows reasonably expected to be generated by the Company and the Subsidiaries and (ii) the notional principal amount of such Currency Hedge Obligations does not exceed the principal amount of the Indebtedness and the amount of the foreign currency cash flows to which such Currency Hedge Obligations relate; (e) Indebtedness of the Company or any Subsidiary outstanding on the Issue Date; (f) the Guarantees of the Notes (and any assumption of the obligations guaranteed thereby); (g) Indebtedness of the Company or any Subsidiary in respect of bid performance bonds, surety bonds, appeal bonds and letters of credit or similar arrangements issued for the account of the Company or any Subsidiary, in each case in the ordinary course of business and other than for an obligation for money borrowed; (h) Indebtedness of the Company to a Guarantor or other Wholly Owned Subsidiary and Indebtedness of a Guarantor or other Wholly Owned Subsidiary to the Company or another Guarantor or other Wholly Owned Subsidiary; provided that upon any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Guarantor ceasing to be a Guarantor or such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary, as the case may be, or any other subsequent transfer of any such Indebtedness (except to the Company or a Guarantor or other Wholly Owned Subsidiary), such Indebtedness shall be deemed, in each case, to be incurred and shall be treated as an incurrence for purposes of the "Limitation on Indebtedness" covenants at the time the Guarantor in question ceased to be a Guarantor or the Wholly Owned Subsidiary in question ceased to be a Wholly Owned Subsidiary; (i) Subordinated Indebtedness of the Company to an Unrestricted Subsidiary for money borrowed; (j) Indebtedness of the Company in connection with a purchase of the Notes pursuant to a Change of Control Offer, provided that the aggregate principal amount of such Indebtedness does not exceed 101% of the aggregate principal amount at Stated Maturity of the Notes purchased pursuant to such Change of Control Offer; provided, further, that such Indebtedness (A) has an Average Life equal to or greater than the remaining Average Life of the Notes and (B) does not mature prior to one year following the Stated Maturity of the Notes; (k) Permitted Refinancing Indebtedness; (l) Permitted Subsidiary Refinancing Indebtedness; and (m) additional Indebtedness
in an aggregate principal amount not in excess of $       at any one time
outstanding. So as to avoid duplication in determining the amount of Permitted Indebtedness under any clause of this definition, guarantees permitted to be incurred pursuant to the Indenture of, or obligations permitted to be incurred pursuant to the Indenture in respect of letters of credit supporting, Indebtedness otherwise included in the determination of such amount shall not also be included.

     "Permitted Investments" means (a) certificates of deposit, bankers acceptances, time deposits, Eurocurrency deposits and similar types of Investments routinely offered by commercial banks with final maturities of one year or less issued by commercial banks having capital and surplus in excess of $500 million; (b) commercial paper issued by any corporation, if such commercial paper has credit ratings of at least "A-1" or its equivalent by S&P and at least "P-I" by Moody's or its equivalent; (c) U.S. Government Obligations with a maturity of four years or less; (d) repurchase obligations for instruments of the type described in clause (c); (e) shares of money market mutual or similar funds having assets in excess of $100 million; (f) payroll advances in the ordinary course of business; (g) other advances and loans to officers and employees of the Company or any Subsidiary, so long as the aggregate principal amount of such advances and loans does not exceed $500,000 at any one time outstanding; (h) Investments represented by that portion of the proceeds from Asset Sales (1) that is not Cash Proceeds or (2) that is deemed to be Cash Proceeds pursuant to the second sentence of the definition of "Cash Proceeds";
(i) Investments made by the Company in Guarantors or in its other Wholly Owned Subsidiaries (or any Person that will be a Wholly Owned Subsidiary as a result of such Investment) or by a Subsidiary in the Company or in one or more Guarantors or other Wholly Owned Subsidiaries (or any Person that will be a Wholly Owned Subsidiary as a result of such Investment); (j) Investment in stock, obligations or securities received in settlement of debts owing to the Company or any Subsidiary as a result of bankruptcy or insolvency proceedings or upon the foreclosure, perfection or enforcement of any Lien in favor of the Company or any Subsidiary, in each case as to debt owing to the Company or any Subsidiary that arose in the ordinary course of business of the Company or any such Subsidiary; (k) deposits available for withdrawal on demand with a commercial bank organized in the United States having capital and surplus in excess of $75 million, provided that any deposits made in such a commercial bank
having capital and surplus less than $     million shall be made in the ordinary
course of business and shall not exceed at any one time $5 million in the aggregate; (l) Venezuelan and other foreign bank deposit and cash equivalents;
(m) Grey Wolf pursuant to the Grey Wolf Acquisition agreement; (n) Interest Swap Obligations with respect to any floating rate Indebtedness that is permitted by the terms of the Indenture to be outstanding; (o) Currency Hedge Obligations, provided that such Currency Hedge Obligations constitute Permitted Indebtedness permitted by clause (d) of the definition thereof; (p) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility, worker's compensation and performance and other similar deposits in the ordinary course of business; and (q) Investments pursuant to any agreement or obligation of the Company or any Subsidiary in effect on the Issue Date and listed on a schedule attached to the Indenture.

     "Permitted Liens" means (a) Liens in existence on the Issue Date; (b) Liens created for the benefit of the Notes and/or the Guarantees; (c) Liens on Property of a Person existing at the time such Person is merged or consolidated with or into the Company or a Subsidiary (and not incurred as a result of, or in anticipation of, such transaction), provided that such Lien relates solely to such Property; (d) Lien on Property existing at the time of the acquisition thereof (and not incurred as a result of, or in anticipation of such transaction), provided that such Lien relates solely to such Property; (e) Liens incurred or pledges and deposits made in connection with worker's compensation, unemployment insurance and other social security benefits, statutory obligations, bid, surety or appeal bonds, performance bonds or other obligations of alike nature incurred in the ordinary course of business; (f) Liens imposed by law or arising by operation of law, including without limitation, landlords, mechanics', carriers', warehousemen's, materialmen's, suppliers' and vendors Liens and Liens for master's and crew's wages and other similar maritime Liens, and incurred in the ordinary course of business for sums not delinquent or being contested in good faith, if such reserves or other appropriate provisions, if any, as shall be required by GAAP shall have been made with respect thereof; (g) zoning restrictions, easements, licenses, covenants, reservations, restrictions on the use of real property and defects, irregularities and deficiencies in title to real property that do not, individually or in the aggregate, materially affect the ability of the Company or any Subsidiary to conduct its business presently conducted; (h) Liens for taxes or assessments or other governmental charges or levies not yet due and payable, or the validity of which is being contested by the Company or a Subsidiary in good faith appropriate proceedings upon stay of execution or the enforcement thereof and for which adequate reserves accordance with GAAP or other appropriate provision has been made; (i) Liens to secure Indebtedness incurred for the purpose of financing all or a part of the purchase price or construction cost of Property (including the cost of upgrading or refurbishing rigs or drillships) acquired or constructed after the Issue Date, provided that (l) the principal amount of Indebtedness secured by such Liens shall not exceed 100% of the lesser of cost or Fair Market Value of the Property so acquired, upgraded or constructed plus transaction costs related thereto, or constructed, (2) such Liens shall not encumber any other assets or Property of the Company or any Subsidiary (other than the proceeds thereof and accessions and upgrades thereto) and (3) such Liens shall attach to such Property within 120 days of the date of the completion of the construction or acquisition of such Property; (j) Liens securing Capital Lease Obligations, provided, further, that such Liens secure Capital Lease Obligations which, when combined with (l) the outstanding secured Indebtedness of the Company and its Subsidiaries (other than Indebtedness secured by Liens described under clauses
(b) and (i) hereof) and (2) the aggregate principal amount of all other Capital Lease Obligations of the Company and Subsidiaries, does not exceed $5 million at any one time outstanding; (k) Liens to secure any extension, renewal, refinancing or refunding (or successive extensions, renewals, refinancings or refundings), in whole or in part, of any Indebtedness secured by Liens referred to in the foregoing clauses (a), (c) and (d), provided, further, that such Lien does not extend to any other Property of the Company or any Subsidiary and the principal amount of the Indebtedness secured by such Lien is not increased; (l) any charter (bareboat or otherwise) or lease; (m) leases or subleases of real property to other Persons; (n) Liens securing Permitted Indebtedness described in clause (b) of the definitions thereof; (o) judgment liens not giving rise to an Event of Default so long as any appropriate legal proceedings which may have been only initiated for the review of such judgment shall not have been finally terminated or the period within which such proceeding may be initiated shall not have expired; (p) rights of off-set of banks and other Persons; and (q) liens in favor of the Company.

     "Permitted Refinancing Indebtedness" means Indebtedness of the Company, incurred in exchange for, or the net proceeds of which are used to renew, extend, refinance, refund or repurchase outstanding Indebtedness of the Company which outstanding Indebtedness was incurred in accordance with, or is otherwise permitted by, the terms of clauses (a) and (e) of the definition of "Permitted Indebtedness", provided that (i) if the Indebtedness being renewed, extended, refinanced, refunded or repurchased is pari passu with or subordinated in right of payment (without regard to its being secured) to the Notes, then such new Indebtedness is pari passu with or subordinated in right of payment (without regard to its being secured) to, as the case may be, the Notes at least to the same extent as the Indebtedness being renewed, extended, refinanced refunded or repurchased, (ii) such new Indebtedness is scheduled to mature later than the Indebtedness being renewed, extended, refinanced, refunded or repurchased, (iii) such new Indebtedness has an Average Life at the time such Indebtedness is incurred that is greater than the Average Life of the Indebtedness being renewed, extended, refinanced, refunded or repurchased, and (iv) such new Indebtedness is in aggregate principal amount (or, if such Indebtedness is issued at a price less than the principal amount thereof, the aggregate amount of gross proceeds therefrom is) not in excess of the aggregate principal amount then outstanding of the Indebtedness being renewed, extended, refinanced, refunded or repurchased (or if the Indebtedness being renewed, extended, refinanced, refunded or repurchased was issued at a price less than the principal amount thereof, then not in excess of the amount of liability in respect thereof determined in accordance with GAAP) plus the amount of reasonable fees, expenses, premium, if any, incurred by the Company or such Subsidiary in connection therewith.

     "Permitted Subsidiary Refinancing Indebtedness" means Indebtedness of any Subsidiary, incurred in exchange for, or the net proceeds of which are used to renew, extend, refinance, refund or repurchase outstanding Indebtedness of such Subsidiary which outstanding Indebtedness was incurred in accordance with, or is otherwise permitted by, the terms of clauses (e) and (f) of the definition of Permitted Indebtedness, provided that (i) if the Indebtedness being renewed, extended, refinanced, refunded or repurchased is pari passu with or subordinated in right of payment (without regard to its being secured) to the Guarantee of such Subsidiary, then such new Indebtedness is pari passu with or subordinated in right of payment (without regard to its being secured) to, as the case may be, the Guarantee of such Subsidiary at least to the same extent as the Indebtedness being renewed, extended, refinanced refunded or repurchased, (ii) such new Indebtedness is scheduled to mature later than the Indebtedness being renewed, extended, refinanced, refunded or repurchased, (iii) such new Indebtedness has an Average Life at the time such Indebtedness is incurred that is greater than the Average Life of the Indebtedness being renewed, extended, refinanced, refunded or repurchased, and (iv) such new Indebtedness is in an aggregate principal amount (or, if such Indebtedness is issued at a price less than the principal amount thereof, the aggregate amount of gross proceeds therefrom is) not in excess of the aggregate principal amount then outstanding of the Indebtedness being renewed, extended, refinanced, refunded or repurchased (or if the Indebtedness being renewed, extended, refinanced, refunded or repurchased was issued at a price less than the principal amount thereof, then not in excess of the amount of liability in respect thereof determined in accordance with GAAP) plus the amount of reasonable fees, expenses, premium, if any, incurred by the Company or such Subsidiary in connection therewith.

     "Person" means any individual, corporation, partnership, joint venture, incorporated or unincorporated association, joint stock company, trust, unincorporated organization or government or other agency or political subdivision thereof or other entity of any kind.

     "Preferred Stock" of any Person means Capital Stock of such Person of any class or classes (however designated) that ranks prior, as to the payment of dividends and/or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of at least one other class of such Person.

     "Property" means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, excluding Capital Stock in any other Person.

     "Qualified Equity Offering" means an offering of Capital Stock (other than Redeemable Stock) of the Company, whether pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act.

     "Redeemable Stock" means, with respect to any Person, any equity security that by its terms or otherwise is required to be redeemed, or is redeemable at the option of the holder thereof, at any time prior to one year following the Stated Maturity of the Notes or is exchangeable into Indebtedness of such Person or any of its subsidiaries.

     "Related Business" means the land drilling business and activities incidental thereto and any business related or ancillary thereto.

     "Replacement Asset" means a Property or asset that, as determined by the Board of Directors of the Company as evidenced by a Board Resolution, is used or is useful in a Related Business.

     "Restricted Investment" means any Investment in any Person, including an Unrestricted Subsidiary or the designation of a Subsidiary as an Unrestricted Subsidiary, other than a Permitted Investment.

     "Restricted Payment" means to (i) declare or pay any dividend on, or make any distribution in respect of, or purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Company or any Affiliate of the Company, or warrants, rights or options to acquire such Capital Stock, other than (x) dividends payable solely in the Capital Stock (other than Redeemable Stock) of the Company or such Affiliate, as the case may be, or in warrants, rights or options to acquire such Capital Stock and (y) dividends or distributions by a Subsidiary to the Company or to a Wholly Owned Subsidiary; (ii) make any principal payment on, or redeem, repurchase, defease (including an in-substance or legal defeasance) or otherwise acquire or retire for value (including pursuant to mandatory repurchase covenants), prior to any scheduled principal payment, scheduled sinking fund payment or other Stated Maturity, Indebtedness of the Company or any Subsidiary which is subordinated (whether pursuant to its terms or by operation of law) in right of payment to the Notes; or (iii) make any Restricted Investment in any Person.

     "Sale and Lease-Back-Transaction" means, with respect to any Person, any direct or indirect arrangement pursuant to which Property is sold or transferred by such Person or a subsidiary of such Person and is thereafter leased back from the purchaser or transferee thereof by such Person or one of its subsidiaries.

     "Senior Debt" means any Indebtedness incurred by the Company, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to the Notes, provided that Senior Debt will not include (a) any liability for federal, state, local or other taxes owed or owing, (b) any Indebtedness owing to any Subsidiaries of the Company, (c) any trade payables or (d) any Indebtedness that is incurred in violation of the Indenture.

     "Significant Subsidiary" means a Subsidiary that is a "significant subsidiary" as defined in Rule 1-02(w) of Regulation S-X under the Securities Act and the Exchange Act.

     "Stated Maturity" when used with respect to a Note or any installment of interest thereon, means the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest is due and payable.

     "Subordinated Indebtedness" means any Indebtedness of the Company or any Guarantor that is subordinated in right of payment to the Notes or the Guarantees, as the case may be, and does not mature prior to one year following the Stated Maturity of the Notes.

     "subsidiary" means, with respect to any Person, (i) any corporation more than 50% of the outstanding Voting Stock of which is owned, directly or indirectly, by such Person, or by one or more other subsidiaries or such Person, or by such Person and one or more other subsidiaries of such Person, (ii) any general partnership, joint venture or similar entity, more than 50% of the outstanding partnership or similar interest of which is owned, directly or indirectly, by such Person, or by one or more other subsidiaries of such Person, or by such Person and one or more other subsidiaries of such Person and (iii) any limited partnership of which such Person or any subsidiary of such Person is a general partner.

     "Subsidiary" means a subsidiary of the Company other than a Unrestricted Subsidiary.

     "Transaction Date" has the meaning specified within the definition of Consolidated Interest Coverage Ratio.

     "U.S. Government Obligations" means securities that are (i) direct obligations of the Untied States of America for the payment of which its full faith and credit is pledged; (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case under clauses (i) or (ii) above, are not callable or redeemable at the option of the issuers thereof; or (iii) depository receipts issued by a bank or trust company as custodian with respect to any such U.S. Government Obligations or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a Depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such Depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation evidenced by such Depository receipt.

     "Unrestricted Subsidiary" means any subsidiary of the Company that the Company has classified as an Unrestricted Subsidiary and that has not been reclassified as a Subsidiary pursuant to the terms of the Indenture.

     "Voting Stock" means with respect to any Person, securities of any class or classes of Capital Stock in such Person entitling the holder thereof (whether at all times or at the times that such class of Capital Stock has voting power by reason of the happening of any contingency) to vote in the election of members of the board of directors or comparable body of such Person.

     "Wholly Owned Subsidiary" means any Subsidiary to the extent (i) all of the Capital Stock or other ownership interests in such Subsidiary, other than any directors' qualifying shares mandated by applicable law, is owned directly or indirectly by the Company or (ii) such Subsidiary is organized in a foreign jurisdiction and is required by the applicable laws and regulations of such foreign jurisdiction to be partially owned by the government of such foreign jurisdiction or individual or corporate citizens of such foreign jurisdiction in order for such Subsidiary to transact business in such foreign jurisdiction, provided that the Company, directly or indirectly, owns the remaining Capital Stock or ownership interest in such Subsidiary and , by contract or otherwise controls the management and business of such Subsidiary and derives the economic benefits of ownership of such Subsidiary to substantially the same extent as if such Subsidiary were a wholly owned Subsidiary.

BOOK-ENTRY, DELIVERY AND FORM

     The Notes will be issued in the form of a fully registered Global Note (the "Global Note"). The Global Note will be deposited on the date of the closing of the sale of the Notes offered hereby (the "Closing Date") with, or on behalf of, the Depositary and registered in the name of Cede & Co., as nominee of the Depositary (such nominee being referred to herein as the "Global Note Holder").

     The Depositary is a limited-purpose trust company which was created to hold securities for its participating organizations (collectively, the "Participants" or the "Depositary's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depositary's Participants includes securities brokers and dealers (including the Initial Purchasers), banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depositary only through the Depositary's Participants or the Depositary's Indirect Participants.

     The Company expects that pursuant to procedures established by the Depositary (i) upon deposit of the Global Note, the Depositary will credit the accounts of Participants designated by the Underwriters with portions of the principal amount of the Global Note and (ii) ownership of the Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary's Indirect Participants. Prospective purchasers are advised that the laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer Notes will be limited to such extent.

                      DESCRIPTION OF BANK CREDIT FACILITY

     On December 31, 1996, DI and Drillers entered into a senior secured reducing revolving credit facility as co-borrowers. This facility was amended and restated on April 30, 1997, as the Bank Credit Facility. International guaranteed the obligations of the borrowers under the Bank Credit Facility. The Bank Credit Facility, which replaced Drillers' 1994 credit facility, provides the Company and Drillers with the ability to borrow up to $50.0 million from time to time prior to April 30, 2000, subject to the reductions described below, with up to $5.0 million of such amount available for letters of credit. Interest under the Bank Credit

Facility accrues at a variable rate, using (at the borrowers' election) either the agent's base rate plus a margin ranging from 0.75% to 1.50%, depending upon the Company's trailing 12-month debt to EBITDA ratio, or a rate based on the interbank Eurodollar market plus a margin ranging from 1.75% to 2.50%, depending upon the Company's trailing 12-month debt to EBITDA ratio. Letters of credit accrue a letter of credit fee equal to the margin described above for the interbank Eurodollar market interest rate plus a facing fee of 1/4% per annum. The borrowers pay a commitment fee of 0.5% per annum on the average unused portion of the lenders' commitments. The borrowers' indebtedness under the Bank Credit Facility is secured by a security interest in (i) all domestic drilling rigs and related equipment owned by the Company or the Guarantors, (ii) the stock of the Global Guarantors, (iii) the member interest of Drillers in INDRILLERS and (iv) substantially all other assets of the Company and the Guarantors, wherever located (other than stock of other subsidiaries). Drillers is a co-borrower with the Company under the Bank Credit Facility and International has guaranteed the Company's obligations under the Bank Credit Facility.

     The lenders' commitments will be reduced by the amount of net cash proceeds received by the Company or its subsidiaries from sales of collateral in excess of $1.0 million individually or $2.0 million in the aggregate in any 12-month period. In addition, mandatory prepayments would be required upon (i) the receipt of net proceeds received by the Company or its subsidiaries from the incurrence of certain other debt or sales of debt or equity securities in a public offering or private placement, or (ii) the receipt of net cash proceeds received by the Company or its subsidiaries from asset sales (other than proceeds from dispositions of inventory in the ordinary course of business, certain licenses of intellectual property, certain inter-company transfers, and sales of rigs identified in the credit agreement as equipment held for resale) or the receipt of insurance proceeds on assets of the borrowers, in each case to the extent that such proceeds are in excess of $500,000 individually or $1.0 million in the aggregate in any 12-month period. The final maturity date of the Bank Credit Facility is April 30, 2000.

     The initial borrowings under the Bank Credit Facility on December 31, 1996, were used to complete the Diamond M Acquisition. Other borrowings may be used to make land rig acquisitions and for general corporate purposes.

     Among the various covenants that must be satisfied by the Company under the Bank Credit Agreement are the following five financial covenants under which the Company will not permit:

          (i) working capital (as defined in the Bank Credit Agreement) to be less than $5.0 million on the last day of any fiscal quarter;

          (ii) consolidated net worth to be less than the sum of $60.0 million plus (a) 50% of the Company's consolidated net income, if positive, for the period from January 1, 1997, to the final day of the most recent period for which consolidated financial information of the Company is available and
     (b) 50% of the increase to shareholders' equity of the Company attributable to the issuance of Common Stock;

          (iii) the ratio of (a) the appraised fair market value of rigs and related equipment to (b) the lenders' commitments to be less than 2 to 1;

          (iv) the ratio of consolidated debt to total capitalization to exceed
     0.6 to 1; and

          (v) the ratio of consolidated EBITDA to consolidated interest expense for the most recent quarter to be less than 3 to 1.

     The Bank Credit Agreement also contains provisions restricting the ability of the Company and its subsidiaries to (i) engage in new lines of business unrelated to their current activities, (ii) enter into mergers or consolidations or asset sales or purchases (with specified exceptions), (iii) incur liens or debts or make advances, investments or loans (in each case, with specified exceptions), (iv) pay dividends or redeem stock (except for certain inter-company transfers), (v) enter into transactions with affiliates other than on an arm's-length basis in the ordinary course of business (with specified exceptions), (vi) prepay or materially amend any other indebtedness, (vii) modify any certificate of incorporation or by-laws in a manner adverse to the lenders, (viii) issue any stock (other than common stock), (ix) agree to or incur any restriction on the rights of the Company's subsidiaries to pay dividends, make loans, transfer assets or take similar actions (with certain exceptions) or (x) form new subsidiaries (with certain exceptions).

     Events of default under the Bank Credit Facility include (i) non-payment of amounts owing under the Bank Credit Facility, (ii) misrepresentation, (iii) breach of covenants, (iv) default with respect to other indebtedness in excess of $350,000, (v) bankruptcy, (vi) certain ERISA events, (vii) default under, or noneffectiveness of, the security documents covering the collateral, (viii) default under, or noneffectiveness of, the guaranty by International (or any other future guaranty), (ix) judgments in excess of $350,000, and (x) a change of control (meaning that (a) the Company ceases to own 100% of Drillers and International, (b) some person or group has either acquired beneficial ownership of 30% or more of the Company or obtained the power to elect a majority of the Company's board of directors, (c) the Company's board of directors ceases to consist of a majority of "continuing directors" (as defined in the Bank Credit Agreement) or (d) Norex Drilling Ltd., SDA, and SCP cease to own or control at least 30% of the Company).

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement relating to the Notes, the Company has agreed to sell to the several Underwriters named below (the "Underwriters"), and the several Underwriters have agreed to purchase, the principal amounts of the Notes set forth opposite their respective names:

                                                               PRINCIPAL
                                                               AMOUNT OF
                        UNDERWRITER                              NOTES
                        -----------                           ------------
Donaldson, Lufkin & Jenrette Securities Corporation.........  $
BT Securities Corporation...................................
ING Baring (U.S.) Securities, Inc...........................
                                                              ------------
          Total.............................................  $125,000,000
                                                              ============

     The Underwriters have advised the Company that they propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a
concession not in excess of     % of the principal amount of the Notes. The
Underwriters may allow, and such dealers may reallow, a discount not in excess
of     % of the principal amount of the Notes to certain other dealers. After the Offering, the public offering price, concession and discount may be changed.

     During and after the Offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offering. The Underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the Notes sold in the Offering for their account may be reclaimed by the syndicate if such Notes are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

     The Company has agreed to indemnify the Underwriters against or make contributions relating to certain liabilities, including liabilities under the Securities Act.

     There currently is no public market for the Notes. The Notes will not be listed on any securities exchange, and there can be no assurance that there will be a secondary market for the Notes. From time to time, the Underwriters may make a market in the Notes; however, the Underwriters are not obligated to do so and may discontinue such market-making at any time. Accordingly, there can be no assurance as to whether an active trading market for the Notes will develop or as to the liquidity of any trading of any trading market for the Notes.

     The Underwriting Agreement will provide that the obligations of the several Underwriters to pay for and accept delivery of the Notes are subject to the approval of certain legal matters by counsel to the Underwriters and to certain other conditions. The Underwriters are committed to take and pay for all of the Notes if any are taken.

     As of May 1, 1997, certain affiliates and employees of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") owned indirectly 4,849,000 shares of the Common Stock in the aggregate, which represented 3.5% of the outstanding shares of Common Stock of the Company on such date.

     Under the Conduct Rules of the NASD, when 10% or more of the net proceeds of a public offering of debt securities are to be paid to a member of the NASD participating in such public offering or an affiliate of such member, the yield at which the debt securities are distributed to the public must be no lower than that recommended by a "qualified independent underwriter" as defined in Rule 2720 of the Conduct Rules of the NASD. BT Securities Corporation is a member of the NASD and is an affiliate of Bankers Trust Company, a lender under the Bank Credit Facility. In addition, ING Baring (U.S.) Securities, Inc. is a member of the NASD and an affiliate of ING (U.S.) Capital Corporation, a lender under the Bank Credit Facility. Each of

Bankers Trust Company and ING (U.S.) Capital Corporation will receive more than 10% of the net proceeds from this Offering as a result of the use of such proceeds to repay all of the borrowings outstanding under the Bank Credit Facility. See "Use of Proceeds." As a result, this Offering is being made in compliance with Rule 2710(c)(8) of the Conduct Rules of the NASD. DLJ will act as a qualified independent underwriter in connection with this Offering and assume the customary responsibilities of acting as a qualified independent underwriter in pricing and conducting due diligence for this Offering. Accordingly, the yield on the Notes sold to the public will be no lower than that recommended by DLJ acting as a qualified independent underwriter for this Offering. DLJ will receive a fee of $5,000 for acting as the qualified independent underwriter.

                                 LEGAL MATTERS

     The legality of the Notes being offered hereby will be passed upon for the Company by Porter & Hedges, L.L.P., Houston, Texas. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Akin, Gump, Strauss, Hauer & Feld, L.L.P.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1996, and for the year then ended included herein and elsewhere in the Registration Statement have been included herein and in the Registration Statement in reliance on the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of the Company as of December 31, 1994, and 1995, for the year ended December 31, 1995 and for the nine months ended December 31, 1994 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

     The audited financial statements of Grey Wolf included in this prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their report have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement (defined herein), as well as such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices located at Seven World Trade Center, 13th Floor New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a site on the World Wide Web that contains certain documents filed with the Commission electronically. The address of such site is http://www.sec.gov and the Registration Statement may be inspected at such site. The Common Stock is listed and traded on the American Stock Exchange ("AMEX") and certain of the Company's reports, proxy statements and other information can be inspected at the offices of the AMEX, 86 Trinity Place, New York, New York 10006.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with any amendments or supplements thereto, the "Registration Statement") under the Securities Act with respect to the Notes. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Notes, reference is made to the

Registration Statement and the exhibits thereto. Statements contained in this Prospectus (or in any document incorporated into this Prospectus by reference) as to the contents of any contract or other document referred to herein (or therein) are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed with the Commission pursuant to the Exchange Act (File No. 1-8826), are incorporated herein by reference and made a part of this Prospectus:

          1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

          2. The Company's Definitive Proxy Statement for the 1997 Annual Meeting of Shareholders to be held May 14, 1997.

          3. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

          4. The Company's Current Reports on Form 8-K filed January 31, 1997, as amended by Form 8-K/A dated April 11, 1997, and Form 8-K filed March 10, 1997.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document or information incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is, or is deemed to be, incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company undertakes to provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents or information referred to above that have been or may be incorporated by reference in this Prospectus (excluding exhibits to such documents unless such exhibits are specifically incorporated by reference). Requests should be directed to the corporate secretary, DI Industries, Inc., 10370 Richmond Avenue, Suite 600, Houston, Texas 77042, telephone (713) 435-6100.

                         INDEX TO FINANCIAL STATEMENTS

DI INDUSTRIES, INC.
Independent Auditors' Report................................  F-2
Independent Auditors' Report................................  F-3
Consolidated Balance Sheets as of March 31, 1997
  (unaudited), December 31, 1996 and 1995...................  F-4
Consolidated Statements of Operations for the Three Months
  Ended March 31, 1997 and March 31, 1996 (unaudited), Years
  Ended December 31, 1996 and 1995, and the Nine Months
  Ended December 31, 1994...................................  F-5
Consolidated Statements of Shareholders' Equity for the
  Three Months Ended March 31, 1997 and March 31, 1996
  (unaudited), Years Ended December 31, 1996 and 1995, and
  the Nine Months Ended December 31, 1994...................  F-6
Consolidated Statements of Cash Flows for the Three Months
  Ended March 31, 1997 and March 31, 1996 (unaudited), Years
  Ended December 31, 1996 and 1995, and the Nine Months
  Ended December 31, 1994...................................  F-7
Notes to Consolidated Financial Statements..................  F-9
GREY WOLF DRILLING COMPANY
Report of Independent Public Accountants....................  F-22
Balance Sheets as of January 31, 1997 (unaudited), October
  31, 1996 and 1995.........................................  F-23
Statements of Operations for the Three Months Ended January
  31, 1997 and 1996 (unaudited) and the Years Ended October
  31, 1996, 1995 and 1994...................................  F-24
Statements of Shareholders' Investment for the Three Months
  Ended January 31, 1997 (unaudited) and the Years Ended
  October 31, 1996, 1995 and 1994...........................  F-25
Statements of Cash Flows for the Three Months Ended January
  31, 1997 and 1996 (unaudited) and the Years Ended October
  31, 1996, 1995 and 1994...................................  F-26
Notes to Financial Statements...............................  F-27

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of DI Industries, Inc.:

     We have audited the accompanying consolidated balance sheet of DI Industries, Inc. and Subsidiaries as of December 31, 1996, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the year then ended. In connection with our audit of the consolidated financial statements, we have also audited the financial statement schedule for the year ended December 31, 1996. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DI Industries, Inc. and Subsidiaries as of December 31, 1996, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects the information set forth therein.

                                            KPMG PEAT MARWICK LLP

Houston, Texas
March 14, 1997

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of DI Industries, Inc.:

     We have audited the accompanying consolidated balance sheet of DI Industries, Inc. and its Subsidiaries (the "Company") as of December 31, 1995 and the related consolidated statements of operations, cash flows and shareholders' equity for the year ended December 31, 1995 and the nine months ended December 31, 1994. Our audits also included the financial statement schedule listed in the Index. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1995 and the results of its operations and its cash flows for the year then ended and the nine months ended December 31, 1994 in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                            DELOITTE & TOUCHE LLP
Houston, Texas
March 28, 1996

                      DI INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                             DECEMBER 31,
                                           MARCH 31,     --------------------
                                             1997          1996        1995
                                          -----------    --------    --------
                                          (UNAUDITED)
Current assets:
  Cash and cash equivalents.............   $  3,693      $  6,162    $  1,859
  Restricted cash -- insurance
     deposits...........................        250         1,000       1,612
  Accounts receivable, net of allowance
     of $1,310, $1,333 and $1,951,
     respectively.......................     25,395        15,866      19,423
  Rig inventory and supplies............        428           936       2,498
  Assets held for sale..................        557           557       2,398
  Prepaids and other current assets.....      4,054         3,690       3,806
                                           --------      --------    --------
          Total current assets..........     34,377        28,211      31,596
                                           --------      --------    --------
Property and equipment:
  Land, buildings and improvements......      5,042         4,312       3,523
  Drilling and well service equipment...    141,916        95,059      39,039
  Furniture and fixtures................      1,208         1,088       1,136
  Less: accumulated depreciation and
     amortization.......................    (14,159)      (11,983)    (17,788)
                                           --------      --------    --------
          Net property and equipment....    134,007        88,476      25,910
                                           --------      --------    --------
Other noncurrent assets.................      1,044         1,132         277
                                           --------      --------    --------
                                           $169,428      $117,819    $ 57,783
                                           ========      ========    ========
                    LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term
     debt...............................   $  1,997      $    613    $  1,315
  Accounts payable -- trade.............     14,050        11,826      12,529
  Accrued workers' compensation.........      2,164         1,502       3,357
  Payroll and related employee costs....      4,422         3,340       3,172
  Customer advances.....................        777         2,466         116
  Taxes payable.........................      1,083           845          --
  Other accrued liabilities.............        810         1,424       3,604
                                           --------      --------    --------
          Total current liabilities.....     25,303        22,016      24,093
                                           --------      --------    --------
Long-term debt net of current
  maturities............................     32,071        26,846      11,146
Other long-term liabilities and minority
  interest..............................      3,177         3,299       1,950
Deferred income taxes...................     10,109           248          --
Series A preferred stock -- mandatory
  redeemable............................        726           764         900
Commitments and contingent
  liabilities...........................         --            --          --
Shareholders' equity:
  Series B Preferred stock, $1 par
     value; 10,000 shares authorized,
     4,000 shares subscribed............         --            --       4,000
  Common stock, $.10 par value;
     300,000,000, 300,000,000 and
     75,000,000 shares authorized;
     137,524,034, 125,043,234 and
     38,669,378 issued and outstanding,
     respectively.......................     13,752        12,504       3,867
  Additional paid-in capital............    129,135        99,301      46,458
  Cumulative translation adjustments....       (404)         (404)         --
  Accumulated deficit...................    (44,441)      (46,755)    (34,631)
                                           --------      --------    --------
          Total shareholders' equity....     98,042        64,646      19,694
                                           --------      --------    --------
                                           $169,428      $117,819    $ 57,783
                                           ========      ========    ========

          See accompanying notes to consolidated financial statements.

                      DI INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                          THREE MONTHS ENDED                                 NINE MONTHS
                                              MARCH 31,         YEAR ENDED     YEAR ENDED       ENDED
                                          ------------------   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                            1997      1996         1996           1995           1994
                                          --------   -------   ------------   ------------   ------------
                                             (UNAUDITED)
Revenues:
  Contract drilling.....................  $ 35,975   $20,102     $ 81,767       $ 94,709       $50,987
Costs and expenses:
  Drilling operations...................    28,792    18,936       80,388         93,825        48,988
  Depreciation and amortization.........     2,207     1,097        4,689          4,832         2,377
  General and administrative............     1,654       720        4,274          3,555         2,074
  Non-recurring charges.................        --       602        6,131             --            --
  Provision for asset impairment........        --        --           --          5,290            --
                                          --------   -------     --------       --------       -------
     Total costs and expenses...........    32,653    21,355       95,482        107,502        53,439
                                          --------   -------     --------       --------       -------
Operating income (loss).................     3,322    (1,253)     (13,715)       (12,793)       (2,452)
Other income (expense):
  Interest income.......................        92        11          505            292           353
  Gain on sale of assets................        30        15        3,078            466           277
  Interest expense......................      (672)     (262)      (1,220)        (1,472)         (332)
  Minority interest.....................       202        (2)         475            (56)           17
  Foreign currency gains................        --        --           --            888            --
  Other, net............................         2        --           --             --          (123)
                                          --------   -------     --------       --------       -------
     Other income (expense), net........      (346)     (238)       2,838            118           192
                                          --------   -------     --------       --------       -------
Income (loss) from continuing
  operations............................     2,976    (1,491)     (10,877)       (12,675)       (2,260)
Discontinued operations:
  Income (loss) from oil and gas
     operations.........................        --        --           --             (4)           51
  Loss from sale of oil and gas
     properties.........................        --        --           --           (768)           --
                                          --------   -------     --------       --------       -------
     Income (loss) from discontinued
       operations.......................        --        --           --           (772)           51
                                          --------   -------     --------       --------       -------
Income (loss) before income taxes.......     2,976    (1,491)     (10,877)       (13,447)       (2,209)
Income taxes............................       662        --          845             --            --
                                          --------   -------     --------       --------       -------
Net income (loss).......................     2,314    (1,491)     (11,722)       (13,447)       (2,209)
Series A preferred stock redemption
  premium...............................       (22)       --          (13)            --            --
Series B preferred stock subscription
  dividend requirement..................        --      (150)        (402)            --            --
                                          --------   -------     --------       --------       -------
Net income (loss) applicable to common
  stock.................................  $  2,292   $(1,641)    $(12,137)      $(13,447)      $(2,209)
                                          ========   =======     ========       ========       =======
Income (loss) per common share from
  continuing operations.................  $    .02   $  (.04)    $   (.18)      $   (.33)      $  (.06)
Income (loss) per common share from
  discontinued operations...............        --        --           --           (.02)           --
                                          --------   -------     --------       --------       -------
Net income (loss) per common share......  $    .02   $  (.04)    $   (.18)      $   (.35)      $  (.06)
                                          ========   =======     ========       ========       =======
Weighted average common and common
  equivalent shares outstanding.........   133,334    38,669       67,495         38,669        38,641
                                          ========   =======     ========       ========       =======

          See accompanying notes to consolidated financial statements.

                      DI INDUSTRIES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                             (AMOUNTS IN THOUSANDS)

                                 SERIES B
                                 PREFERRED    COMMON
                                   STOCK      STOCK     ADDITIONAL              CUMULATIVE
                                  $1 PAR     $.10 PAR    PAID-IN                TRANSLATION
                                   VALUE      VALUE      CAPITAL     DEFICIT    ADJUSTMENTS    TOTAL
                                 ---------   --------   ----------   --------   -----------   --------
Balance, March 31, 1994........   $    --    $ 3,842     $ 46,283    $(18,975)   $     --     $ 31,150
  Issuance of common stock.....        --         25          175          --          --          200
  Net loss.....................        --         --           --      (2,209)         --       (2,209)
                                  -------    -------     --------    --------    --------     --------
Balance, December 31, 1994.....        --      3,867       46,458     (21,184)         --       29,141
  Series B preferred stock
     subscribed................     4,000         --           --          --          --        4,000
  Net loss.....................        --         --           --     (13,447)         --      (13,447)
                                  -------    -------     --------    --------    --------     --------
Balance, December 31, 1995.....     4,000      3,867       46,458     (34,631)         --       19,694
  Issuance of shares in Merger
     transactions..............        --      7,885       41,673          --          --       49,558
  Issuance of shares in Mesa
     transaction...............        --        550        6,985          --          --        7,535
  Issuance of shares in Wexford
     transaction...............        --        175        3,945          --          --        4,120
  Exercise of stock options....        --         27          253          --          --          280
  Redemption of Series A
     preferred stock...........        --         --          (13)         --          --          (13)
  Series B preferred stock
     dividend requirement......       402         --           --        (402)         --           --
  Recision of Series B
     preferred stock
     subscription..............    (4,402)        --           --          --          --       (4,402)
  Unrealized translation
     loss......................        --         --           --          --        (404)        (404)
  Net loss.....................        --         --           --     (11,722)         --      (11,722)
                                  -------    -------     --------    --------    --------     --------
Balance, December 31, 1996.....        --     12,504       99,301     (46,755)       (404)      64,646
  Issuance of shares in
     Flournoy transaction
     (unaudited)...............        --      1,243       29,823          --          --       31,066
  Exercise of stock options
     (unaudited)...............        --          5           33          --          --           38
  Redemption of Series A
     preferred stock
     (unaudited)...............        --         --          (22)         --          --          (22)
  Net income (unaudited).......        --         --           --       2,314          --        2,314
                                  -------    -------     --------    --------    --------     --------
Balance at March 31, 1997
  (unaudited)..................   $    --    $13,752     $129,135    $(44,441)   $   (404)    $ 98,042
                                  =======    =======     ========    ========    ========     ========

          See accompanying notes to consolidated financial statements.

                      DI INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (AMOUNTS IN THOUSANDS)

                                                    THREE MONTHS ENDED                                  NINE MONTHS
                                                         MARCH 31,         YEAR ENDED     YEAR ENDED       ENDED
                                                    -------------------   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                      1997       1996         1996           1995           1994
                                                    --------   --------   ------------   ------------   ------------
                                                        (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss).................................   $ 2,314    $(1,491)    $(11,722)      $(13,447)      $(2,209)
Adjustments to reconcile net income (loss) to net
  cash provided by (used in) operating activities:
  Depreciation and amortization...................     2,207      1,097        4,689          4,832         2,377
  Provision for deferred income taxes.............       424         --           --             --            --
  Non-recurring charges...........................        --         --        2,497             --            --
  Provision for asset impairment..................        --         --           --          5,290            --
  Gain on sale of assets..........................       (30)       (15)      (3,078)          (466)         (277)
  Discontinued operations -- Loss from sale of oil
     and gas properties...........................        --         --           --            768            --
  Provision for doubtful accounts.................        --         --          302            291           122
(Increase) Decrease in restricted cash............       750       (250)         612         (1,612)           --
(Increase) Decrease in accounts and notes
  receivable......................................    (9,529)     1,634        3,255         (3,558)       (5,334)
(Increase) Decrease in inventory..................       508       (404)       1,190          1,152        (1,214)
(Increase) Decrease in assets held for sale.......        --         --        1,841            118            --
(Increase) Decrease in other current assets.......      (364)       991          116            274        (2,222)
Increase (Decrease) in accounts payable...........     2,224     (2,283)        (703)         5,289         3,244
Increase (Decrease) in accrued workers'
  compensation....................................       662       (685)      (1,855)           394          (800)
Increase (Decrease) in customer advances..........    (1,689)       (56)       2,350         (1,233)          985
Increase (Decrease) in other current
  liabilities.....................................      (376)     1,115       (1,167)         4,288           503
Increase (Decrease) in minority interest..........      (201)         2        1,047           (131)          (17)
Increase (Decrease) in other......................     1,249        822         (813)          (179)        1,799
(Increase) Decrease in discontinued operations....        --         --           --            419         1,134
                                                     -------    -------     --------       --------       -------
  Cash provided by (used in) operating
     activities...................................    (1,851)       477       (1,439)         2,489        (1,909)
                                                     -------    -------     --------       --------       -------
CASH FLOWS FROM INVESTING ACTIVITIES:
Property and equipment additions..................    (7,247)      (921)     (38,436)        (5,657)       (9,250)
Proceeds from sales of equipment..................        42         19        4,917            737           323
Proceeds from sale of discontinued operations.....        --         --           --          4,200            --
                                                     -------    -------     --------       --------       -------
  Cash used in investing activities...............    (7,205)      (902)     (33,519)          (720)       (8,927)
                                                     -------    -------     --------       --------       -------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt......................     6,910        167       31,542          2,066        18,703
Repayments of long-term debt......................      (301)      (605)     (16,544)        (5,490)       (8,576)
Repayments of long-term debt-discontinued
  operations......................................        --         --           --         (2,114)         (321)
Proceeds from issuance of common stock............        --         --       28,678             --            --
Proceeds from exercise of stock options...........        38         --          280             --            --
Redemption of Series A Preferred Stock............       (60)        --         (149)            --            --
Sale (recession) of preferred stock
  subscriptions...................................        --         --       (4,402)         4,000            --
                                                     -------    -------     --------       --------       -------
Cash provided by (used in) financing activities...     6,587       (438)      39,405         (1,538)        9,806
                                                     -------    -------     --------       --------       -------
EFFECT OF EXCHANGE RATE CHANGES ON CASH...........        --         --         (144)            --            --
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS.....................................    (2,469)      (863)       4,303            231        (1,030)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD....     6,162      1,859        1,859          1,628         2,658
                                                     -------    -------     --------       --------       -------
CASH AND CASH EQUIVALENTS, END OF PERIOD..........   $ 3,693    $   996     $  6,162       $  1,859       $ 1,628
                                                     =======    =======     ========       ========       =======

          See accompanying notes to consolidated financial statements.

                      DI INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (AMOUNTS IN THOUSANDS)

                                              THREE MONTHS
                                                 ENDED            YEAR           YEAR       NINE MONTHS
                                               MARCH 31,         ENDED          ENDED          ENDED
                                             --------------   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                              1997     1996       1996           1995           1994
                                             -------   ----   ------------   ------------   ------------
                                              (UNAUDITED)
SUPPLEMENTAL CASH FLOW DISCLOSURE
CASH PAID FOR INTEREST:....................  $   672   $262     $ 1,220         $1,472         $  332
                                             =======   ====     =======         ======         ======
CASH PAID FOR TAXES:.......................       --     --          --             --             --
                                             =======   ====     =======         ======         ======
NON CASH TRANSACTIONS:
Issuance of common stock in Flournoy
  Transaction
  Change in property and equipment
     additions.............................   40,503     --          --             --             --
  Change in issuance of common stock.......   31,066     --          --             --             --
  Change in deferred tax liability.........    9,437     --          --             --             --
Issuance of common stock for Oliver/Mullen
  rigs
  Change in property and equipment
     additions.............................       --     --      25,000             --             --
  Change in issuance of common stock.......       --     --      25,000             --             --
Issuance of common stock for Mesa rigs
  Change in property and equipment
     additions.............................       --     --       7,783             --             --
     Change in issuance of common stock....       --     --       7,535             --             --
     Change in deferred tax liability......       --     --         248             --             --
An-Son rig acquisition
  Change in property and equipment
     additions.............................       --     --          --             --          3,800
  Change in acquisition note payable.......       --     --          --             --          1,900
  Change in Series A Preferred Stock.......       --     --          --             --          1,900
McRae Energy rig acquisition
  Change in property and equipment
     additions.............................       --     --          --             --          1,300
  Change in notes payable..................       --     --          --             --          1,300

          See accompanying notes to consolidated financial statements.

                      DI INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (INCLUDING NOTES APPLICABLE TO THE UNAUDITED PERIODS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation and Basis of Presentation. The consolidated financial statements include the accounts of DI Industries, Inc. and its majority-owned subsidiaries ("the Company" or "DI"). All significant intercompany accounts and transactions are eliminated in consolidation. Accumulated earnings of the minority interest owners are shown as a separate item in the consolidated financial statements. Prior to June 1994, American Premier Underwriters, Inc. ("American Premier"), owned 20,690,105 shares (approximately 54%) of common stock of DI Industries, Inc. In June 1994, Norex Drilling Ltd. ("Norex Drilling"), a wholly-owned subsidiary of Norex Industries, Inc. ("Norex Industries"), completed the purchase of all shares of the Company's common stock owned by American Premier. Shortly thereafter and in accordance with regulatory filings made at the time of the purchase transaction, Norex Drilling reduced its ownership to 18,730,105 shares, or less than 50%, of the outstanding shares of the Company's common stock. As a result of the merger transactions, effected in 1996 (discussed further in Footnote 2), Norex Drilling's shares now represent 13.6% of the outstanding ownership of the Company's common stock and Somerset Drilling Associates owns 29,962,223 shares or approximately 21.8% of the outstanding ownership of the Company's common stock.

     Effective December 31, 1994, the Company changed its fiscal year end from March 31 to December 31 to enhance the comparability of the Company's results of operations with other drilling companies. Accordingly, the accompanying financial statements include the results of the Company's operations for the years ended December 31, 1996 and 1995, and the nine months ended December 31, 1994.

     Inventory. Inventory consists primarily of drilling and support equipment and is stated at the lower of specifically identified cost or market.

     Assets Held for Sale. Assets held for sale are primarily comprised of drilling rigs and equipment and is stated at the Company's net book value. Management believes the carrying value is less than net realizable value on the basis of purchase offers received in 1995 and 1996 and recent appraisals.

     Property and Equipment. Property and equipment is stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets between three and twelve years. The Company's producing oil and gas properties were sold on August 9, 1995. Such properties were recorded using the full-cost method of accounting. Under this method, all costs incurred in connection with the exploration for and development of oil and gas were capitalized. Depreciation, depletion and amortization of oil and gas properties was computed on the basis of physical units, with oil and gas converted to a common unit of measure based on the approximate relative energy content. Unamortized costs were compared to the present value of estimated future net revenues and any excess was charged to expense during the period in which the excess occurred.

     In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," effective for years beginning after December 15, 1995. As the FASB encouraged earlier application, the Company adopted the provisions of SFAS No. 121 during the fourth quarter of 1995. This accounting standard requires certain assets be reviewed for impairment whenever events or circumstances indicate the carrying amount may not be recoverable. During 1995, the Company provided a provision of $5.3 million for certain drilling rigs and equipment due to market indications that the carrying amounts were not fully recoverable. Net realizable value was determined based upon appraisal, comparable sale data and management estimates.

     Revenue Recognition. Revenue from turnkey drilling contracts is recognized using the percentage-of-completion method based upon costs incurred to date and estimated total contract costs. Revenue from daywork, footage and hourly drilling contracts is recognized based upon the provisions of the contract. Provision is made currently for anticipated losses, if any, on uncompleted contracts.

                      DI INDUSTRIES, INC. AND SUBSIDIARIES

             (INCLUDING NOTES APPLICABLE TO THE UNAUDITED PERIODS)

     Foreign Currency Translation. Assets and liabilities of foreign subsidiaries have been translated into United States dollars at the applicable rate of exchange in effect at the end of the period reported. Revenues and expenses have been translated at the applicable weighted average rates of exchange in effect during the period reported. Translation adjustments are reflected as a separate component of shareholders' equity. Any transaction gains and losses are included in net income. During 1996, the Company recorded an unrealized translation loss of $404,000 as a reduction of shareholders' equity.

     Net Income (Loss) per Share. Loss per share of common stock is based upon the weighted average number of shares of common stock outstanding. The Company's outstanding stock options and warrants are considered common stock equivalents but are not included in the computation since their inclusion would be either insignificant or antidilutive during the periods presented in the accompanying financial statements.

     Income Taxes. The Company accounts for income taxes based upon Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") which requires recognition of deferred income tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred income tax liabilities and assets are determined based on the temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and available tax credit carryforwards.

     Fair Value of Financial Instruments. The carrying amount of the Company's cash and short-term investments approximates fair value because of the short maturity of those instruments. The carrying amount of the Company's long-term debt approximates fair value as the interest is indexed to the prime rate or LIBOR.

     Cash Flow Information. Cash flow statements are prepared using the indirect method. The Company considers all unrestricted highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

     Restricted Cash. Restricted cash consists of investments in interest bearing certificates of deposit totaling $250,000, $1.0 million and $1.6 million at March 31, 1997 (unaudited), December 31, 1996 and 1995, respectively, as collateral for a letter of credit securing insurance deposits. The carrying value of the investments approximates the current market value.

     Use of Estimates. Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(2) SIGNIFICANT PROPERTY TRANSACTIONS

     Effective September 1, 1994 as part of the Company's expansion into the international markets, the Company purchased the Venezuelan drilling operations of An-Son Drilling Company of Colombia S.A. ("An-Son"). This acquisition included two oil and gas drilling rigs, two workover rigs, certain other oil field equipment, operating contracts for each of the rigs and a labor contract to operate one drilling rig. The purchase price for this transaction was $4,100,000 consisting of $300,000 in cash, an acquisition note payable of $1,900,000 (the "Acquisition Note"), of which $1,700,000 was paid during 1995, and the remainder by issuance during 1995 of the Company's Series A redeemable preferred stock (the "Series A Preferred") valued at $1,900,000. Pursuant to the acquisition agreement, the Company conducted a post-closing audit of the acquired companies in 1995 and settled claims for a purchase price credit from An-Son in March, 1996 with the Company receiving credits of $1,213,000. During March 1996, 100,000 shares of Series A Preferred, totaling $1,000,000, were returned to the Company in settlement of asserted claims. At December 31, 1995, $200,000 of the Acquisition Note that remained unpaid which was offset against the settlement with the

                      DI INDUSTRIES, INC. AND SUBSIDIARIES

             (INCLUDING NOTES APPLICABLE TO THE UNAUDITED PERIODS)

remaining credit of $1,013,000 recorded as reductions in the appropriate accounts in the accompanying financial statements.

     In September 1994, the Company purchased three drilling rigs from McRae Energy Corporation for a total purchase price of $1,500,000. The Company paid a cash down payment of $200,000 with the remaining $1,300,000 to be paid from cash flow as defined in the purchase agreement. The three rigs were refurbished by the Company in 1994 with two of the drilling rigs being added to the Company's drilling fleet in Argentina and one drilling rig being added to the Company's drilling fleet in Venezuela.

     On May 7, 1996, the Company entered into two separate definitive merger agreements (the "Mergers") to effect a $25.0 million equity infusion and the acquisition of deep drilling equipment. These Mergers were closed on August 29, 1996.

     Under the first agreement, R.T. Oliver, Inc. ("RTO") and Land Rig Acquisition Corporation ("LRAC") merged with a new subsidiary of the Company with the capital stock of RTO and LRAC being exchanged for 39,423,978 shares of the Company's common stock. In addition, warrants were issued to acquire up to 1,720,000 additional shares of DI common stock, the exercise of which is contingent upon the occurrence of certain events. As result of certain events which have occurred at March 31, 1997 (unaudited), 581,400 warrants remained outstanding, and the remainder have been canceled. These Mergers resulted in the acquisition of 18 inactive, deep capacity land drilling rigs which included five 3,000 horsepower and nine 2,000 horsepower land rigs which are rated for depths of 25,000 feet or greater. The Company believes that these rigs can be brought up to operating condition within a reasonable time on an economic basis and that this group of rigs represents a significant concentration of the relatively small number of such deep drilling land rigs currently available in the market. The Company placed one of these rigs in operation during 1996.

     Under the second agreement, a subsidiary of Somerset Drilling Associates, L.L.C. ("Somerset"), a privately-held investment limited liability company, was merged into the Company. The stock of the subsidiary was exchanged for 39,423,978 shares of DI common stock and warrants to acquire up to 1,720,000 shares of DI common stock, the exercise of which is contingent upon the occurrence of certain events. As a result of certain events which have occurred at March 31, 1997 (unaudited), 581,400 warrants remained outstanding, and the remainder were canceled. This merger transaction resulted in a $25.0 million equity infusion into the Company.

     A definitive proxy statement was mailed to shareholders of record as of July 15, 1996, and the Mergers were approved by the shareholders at a meeting on August 27, 1996. These Mergers resulted in an ownership change in the Company as defined by Section 382 of the Internal Revenue Code which limits the ultimate utilization of the Company's net operating loss carryforward (see footnote 3).

     As part of the Merger agreements, the 1995 subscription by Norex Drilling for 4,000 shares of Series B Preferred Stock and related Series B Warrants was rescinded. The $4.0 million subscription plus accrued dividends were repaid to Norex Drilling by the Company with the proceeds from a term loan that was made by Norex Drilling to the Company. The Norex Drilling $4.0 million term loan was paid in full on December 30, 1996 from the proceeds of a private placement of the Company's common stock (see below). Interest accrued at 12% per annum and was payable on the last business day of each calendar quarter.

     On June 24, 1996, the Company closed a transaction whereby it sold all of the operational assets of Western Oil Well Service Co. ("Western"), a wholly-owned subsidiary of the Company, for $3.95 million in cash. Western provided oil and gas well workover services principally in Montana, Utah and North Dakota. Pursuant to the sale, the buyer assumed all of Western's existing leases, primarily for vehicles, which totaled $251,000 at closing. The Company recorded a gain of $2.8 million in the second quarter of 1996 as a result of this sale.

                      DI INDUSTRIES, INC. AND SUBSIDIARIES

             (INCLUDING NOTES APPLICABLE TO THE UNAUDITED PERIODS)

     On October 3, 1996, the Company acquired of all the South Texas operating assets of Mesa Drilling, Inc. ("Mesa") in exchange for 5,500,000 shares of the Company's common stock. The assets acquired consisted of six diesel electric SCR drilling rigs, three of which are currently operating in South Texas. The other three rigs are currently stacked.

     On December 31, 1996, the Company completed the acquisition of all the South Texas operating assets of Diamond M Onshore, Inc., a wholly owned subsidiary of Diamond Offshore Drilling, Inc. The assets were acquired for approximately $26.0 million in cash and consisted of ten land drilling rigs, all of which are currently operating, 19 hauling trucks, a yard facility in Alice, Texas and various other equipment and drill pipe. DI hired the majority of the personnel operating the assets.

     Also on December 31, 1996, the Company closed a loan facility (the "Facility") with Bankers Trust Company, ING (US) Capital Corporation and NordlandsBanken AS which provided the funds to acquire the assets of Diamond M Onshore, Inc. The Facility provides for an initial $35.0 million revolving line of credit which reduces by $5.0 million each year until the December 31, 1999 maturity date. The Facility is secured by substantially all of the Company's assets and calls for quarterly interest payments on the outstanding balance at either LIBOR plus 3% or prime plus 2%. The Facility contains customary affirmative and negative covenants.

     In connection with closing the Facility, DI also completed a private placement of 1,750,000 shares of DI common stock for approximately $4,120,000 to four funds managed by Wexford Management LLC. The proceeds generated from this private placement were utilized to repay a $4,000,000 Norex Drilling term note. DI also agreed to issue more shares to the extent the Wexford funds hold value less than $4,120,000 on the one-year anniversary date of the issuance. Immediate shelf registration rights were also granted by DI in connection with the share issuance. These shares were subsequently registered.

     Each of the Company's acquisitions have been accounted for using purchase accounting. As such all revenues and expenses have been recorded by the Company beginning at the date of acquisition.

(3) INCOME TAXES

     The Company and its domestic subsidiaries file a consolidated U.S. federal income tax return. The Company's foreign owned subsidiaries file tax returns in the country where they are domiciled. The Company records current income taxes based upon its estimated tax liability in the United States and foreign countries for the year. In 1996, the Company recorded $845,000 of current tax expense based its estimate of taxes payable in Venezuela. The Company recorded a current tax provision of $238,000 and a deferred tax provision of $424,000 for the three months ended March 31, 1997 (unaudited).

     The Company follows Statement of Financial Accounting Standard No. 109 ("SFAS No. 109") which requires the balance sheet approach of income tax accounting whereby deferred income taxes are provided at the balance sheet date for the (a) differences existing in the tax basis of assets and liabilities and their financial statement carrying amounts plus (b) operating loss and tax credit carryforwards.

     At December 31, 1996, the Company had U.S. net operating loss ("NOL") carryforwards of approximately $23.0 million and investment tax credit ("ITC") carryforwards of approximately $2.4 million which expire at various times through 2010 and 2000, respectively. The NOL and ITC carryforwards are subject to annual limitations because of the changes in ownership of the Company in 1989, 1994 and 1996.

     For financial accounting purposes, approximately $21.0 million of the NOL carryforwards was utilized to offset the book versus tax basis differential in the recording of the assets acquired in the Mergers and the Mesa acquisition.

                      DI INDUSTRIES, INC. AND SUBSIDIARIES

             (INCLUDING NOTES APPLICABLE TO THE UNAUDITED PERIODS)

     Deferred tax liabilities of approximately $5.5 million existed at December 31, 1996, and are comprised of temporary differences between federal income tax and financial accounting practices for the Company's property and equipment. Deferred tax benefits of $3.7 million existed at December 31, 1996, attributable to costs that were expended for financial reporting purposes that will be deducted in future years for income tax purposes. These items are comprised of workmens' compensation and bad debt reserves as well as the current year net operating loss. These items were augmented by the $2.4 million of investment tax credit carryforwards. A net deferred tax benefit of $.6 million was not recognized in 1996 as a valuation allowance was provided against it, as the recognition criteria set forth in SFAS No. 109 for a deferred tax asset, had not been met. At March 31, 1997, deferred tax assets and deferred tax liabilities were $8.0 million and $9.6 million respectively and were primarily attributable to the same items noted above (unaudited). At December 31, 1995, deferred tax assets and deferred tax liabilities were $14.6 million and $5.3 million respectively and were also primarily attributable to the same items noted above.

     In the Company's Venezuelan subsidiary, no temporary differences exist as of March 31, 1997 (unaudited) and December 31, 1996. In the Company's other foreign subsidiaries, the Company's net operating loss carryforwards and other timing differences will not be recoverable since the Company is exiting these markets.

     The following summarizes the differences between the statutory tax rates applicable in each year and the Company's effective tax rate (amounts in thousands):

                                                                            NINE
                                              YEAR           YEAR          MONTHS
                                             ENDED          ENDED          ENDED
                                          DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                              1996           1995           1994
                                          ------------   ------------   ------------
Tax at statutory rate..................     $(3,986)       $(4,572)        $ (751)
Increase (decrease) in taxes resulting
  from:
  Change in valuation allowance........       1,169          4,572            751
  Loss of foreign deductions...........       3,662             --             --
                                            -------        -------         ------
Provision for income taxes.............     $   845        $    --         $   --
                                            =======        =======         ======

                      DI INDUSTRIES, INC. AND SUBSIDIARIES

             (INCLUDING NOTES APPLICABLE TO THE UNAUDITED PERIODS)

(4) LONG-TERM DEBT

     Long-term debt consists of the following (amounts in thousands):

                                                                        DECEMBER 31,
                                                          MARCH 31,   -----------------
                                                            1997       1996      1995
                                                          ---------   -------   -------
                                                          (UNAUDITED)
$35,000 reducing revolving line of credit between the
  Company and Bankers Trust Company, ING(US) Capital
  Corporation and NordlandsBanken AS, secured by
  substantially all of the Company's assets; bearing
  interest at either LIBOR plus 3% or prime plus 2% due
  quarterly.............................................   $31,500    $25,000   $    --
$10,000 term loan agreement between the Company and
  NordlandsBanken AS, secured by most of the Company's
  U.S. domestic oil and gas drilling equipment; bearing
  interest at prime plus 2 1/8% (fixed at 8% through
  June 12, 1996), with 36 equal monthly principal
  installments beginning June 12, 1995 (Amended October
  1, 1995, bearing interest at LIBOR plus 2 1/8% with 36
  equal monthly installments beginning January 1997).
  The Company had the option to pay interest quarterly
  and/or semi-annually..................................        --         --     9,444
Note to McRae Energy Corporation, payable from available
  cash flow, as defined, matures September 1998.........     1,300      1,300     1,300
$2,500 revolving line of credit, which converted to a
  term loan in 1995, with a bank, secured by the
  Company's accounts receivable, bearing interest at the
  bank's prime rate plus 1% (9.75% at December 31,
  1995).................................................        --         --       575
Capital leases, secured by transportation and other
  equipment, bearing interest at 10% to 14%.............     1,185        858       733
Insurance premium financed over 12 months with certain
  insurance agencies due in equal monthly
  installments..........................................        61        264       270
Promissory note payable secured by trust deed to certain
  land and building, bearing interest at 4%, due in
  monthly installments..................................        --         --        47
Promissory note payable secured by trust deed to certain
  land and building, bearing interest at 9.75%, due in
  equal monthly installments through September 1,
  1997..................................................        22         37        92
                                                           -------    -------   -------
                                                            34,068     27,459    12,461
                                                           -------    -------   -------
Less current maturities.................................     1,997        613     1,315
                                                           -------    -------   -------
Long-term debt..........................................   $32,071    $26,846   $11,146
                                                           =======    =======   =======
Discontinued Operations:
$3,000 term note with a bank, secured by all the
  Company's oil and gas producing properties, bearing
  interest at the bank's prime rate plus 1.25% (10% at
  December 31, 1995) payable in monthly installments
  equal to 75% of the net proceeds from production
  subject to minimum semi-annual payments through March
  10, 1997. This loan was paid in full during 1995......   $    --    $    --   $ 2,114
                                                           =======    =======   =======

                      DI INDUSTRIES, INC. AND SUBSIDIARIES

             (INCLUDING NOTES APPLICABLE TO THE UNAUDITED PERIODS)

     On December 31, 1996, the Company closed a $35.0 million reducing revolving line of credit with Bankers Trust Company, ING (US) Capital Corporation and NordlandsBanken AS. The Facility reduces by $5.0 million each year until the December 31, 1999 maturity date. The facility is secured by substantially all the Company's assets and calls for quarterly interest payments on the outstanding balance at either LIBOR plus 3% or prime plus 2% (8.75% and 8.625% at March 31, 1997 (unaudited) and December 31, 1996, respectively). The Facility also contains customary affirmative and negative covenants with which the Company was in compliance.

     On April 30, 1997, the Facility was amended and restated to increase the line of credit to $50.0 million and to revise certain other terms and covenants, including the elimination of the mandatory $5.0 million reductions in January 1998 and 1999 and a conversion of the interest rate to a sliding variable rate based on certain financial ratios of either LIBOR plus 1.75% to 2.5% or prime plus 0.75% to 1.5% (unaudited).

     In connection with entering into the new Facility, the $10.0 million term loan agreement between the Company and NordlandsBanken was paid in full out of existing working capital on December 31, 1996.

     On August 28, 1996, the Company entered into a $4.0 million term loan with Norex Drilling. The term loan was due on August 29, 1997 and bore interest at 12% per annum. The loan was paid in full from the proceeds of a private placement of the Company's common stock on December 31, 1996.

     The revolving $2,500,000 bank line of credit was converted to a term loan in 1995 with the balance of $575,000 at December 31, 1995 being paid in monthly installments through June 1996. The weighted average outstanding balance for the year ended December 31, 1995 was $867,000 bearing weighted average interest of 10% per annum.

     During 1995, the Company issued 190,000 shares, out of 200,000 authorized, of Series A Preferred stock valued at $1,900,000. The Series A Preferred is redeemable in cash at a redemption price payable from available cumulative Venezuelan positive net cash flows, as defined, commencing the first fiscal quarter following the original issuance date. The Company may redeem, at any time, the Series A Preferred upon consent of the holders or upon written notice commencing five years from the original issuance date. At the election of the Company, dividends may be declared and payable in common stock equivalent to the value of the dividends. Each Series A Preferred holder of record has no voting right on any matters voted on by stockholders of the Company. As referred to in
Note 2, during March 1996, 100,000 shares of Series A Preferred, totaling $1,000,000, were returned to the Company in settlement of asserted claims against An-Son. At December 31, 1995, the balance of the Series A Preferred had been adjusted to reflect this settlement. During 1996, the Company voluntarily redeemed 13,500 shares of Series A Preferred leaving 76,500 shares outstanding at December 31, 1996. During the first quarter of 1997, the Company redeemed an additional 3,825 shares of Series A Preferred leaving 72,675 outstanding at March 31, 1997 (unaudited).

     Annual maturities of the debt outstanding at March 31, 1997 are as follows (unaudited): 1997 -- $1,997,000; 1998 -- $6,671,000; 1999 -- $25,301,000;
2000 -- $96,000; and 2001 -- $3,000.

(5) CAPITAL STOCK AND STOCK OPTION PLANS

     During the fourth quarter of 1995, Norex Drilling subscribed to and paid $4,000,000 for a new Company issue of Series B Preferred Stock (the "Series B Preferred"), to be issued subsequent to December 31, 1995. This subscription was in the form of 4,000 shares (10,000 authorized) of Series B 15% Senior Cumulative Redeemable Preferred, par value $1.00. This stock had annual dividends of 15% per annum, payable through the issuance of additional preferred shares for the first three years. On August 28, 1996 the $4,000,000 subscription price plus accrued dividends was repaid to Norex Drilling by the Company with the proceeds from a term loan that was made by Norex Drilling to the Company.

                      DI INDUSTRIES, INC. AND SUBSIDIARIES

             (INCLUDING NOTES APPLICABLE TO THE UNAUDITED PERIODS)

     The Company's 1982 Stock Option and Long-Term Incentive Plan for Key Employees (the "1982 Plan") reserves 2,500,000 shares of the Company's common stock for issuance upon the exercise of options. At March 31, 1997 (unaudited) and December 31, 1996, options to purchase 1,871,800 shares of common stock were available for grant under the 1982 Plan. The Company's 1987 Stock Option Plan for Non-Employee Directors (the "1987 Director Plan") reserves 250,000 shares of common stock for issuance upon the exercise of options and provides for the automatic grant of options to purchase shares of common stock to any non-employee who becomes a director of the Company. At March 31, 1997 (unaudited) and December 31, 1996, options under the 1987 Director Plan to purchase 212,800 shares of common stock were available for grant until June 30, 1997. The Company's 1996 Employee Stock Option Plan (the "1996 Plan") reserves 7,000,000 shares of the Company's common stock for issuance upon the exercise of options. At March 31, 1997 (unaudited) and December 31, 1996, options under the 1996 Plan to purchase 4,650,000 and 5,205,000, respectively, shares of common stock were available for grant until July 29, 2006. The exercise price of stock options under the 1982 Plan, the 1987 Director Plan and the 1996 Plan approximates the fair market value of the stock at the time the option is granted. The Company had 2,410,000 shares reserved for other Incentive Stock Option Agreements between the Company and its executive officers and directors. Two million of the shares were reserved for the Company's President 50,000 were reserved for the Company's Chief Financial Officer and the remaining shares are reserved for non-employee directors. At March 31, 1997, 2,360,000 shares were reserved for other Incentive Stock Option Agreements as the Chief Financial Officer exercised options (unaudited). Options become exercisable in varying increments over four- to five-year periods and the majority of the options expire on the tenth anniversary of the inception of the plans. Stock option activity for all plans was as follows (number of shares in thousands):

                                                               NUMBER         OPTION
                                                              OF SHARES     PRICE RANGE
                                                              ---------    -------------
Outstanding March 31, 1994:                                     2,035      $0.88 - $2.38
  Granted...................................................      103      $0.88 - $0.94
  Exercised.................................................       (2)     $0.88
  Canceled..................................................     (148)     $0.88 - $1.63
Outstanding December 31, 1994:                                  1,988      $0.88 - $2.38
  Granted...................................................      253      $0.69 - $0.88
  Canceled..................................................     (267)     $0.94 - $2.38
Outstanding December 31, 1995:                                  1,974      $0.69 - $1.63
  Granted...................................................       50      $0.69 - $1.00
                                                                3,700      $1.13 - $1.75
                                                                  475      $2.56 - $2.88
  Exercised.................................................     (232)     $0.69 - $1.00
                                                                  (44)     $1.25 - $1.75
  Canceled..................................................   (1,282)     $0.69 - $1.00
                                                                 (132)     $1.25 - $1.75
Outstanding December 31, 1996:                                    276      $0.69 - $1.00
                                                                3,758      $1.13 - $1.63
                                                                  475      $2.56 - $2.88
  Granted (unaudited).......................................      555      $2.81 - $3.13
  Exercised (unaudited).....................................      (55)     $ .69 - $ .94
  Canceled (unaudited)......................................       (1)     $ .69 - $ .94
                                                                  (20)     $2.56
Outstanding March 31, 1997 (unaudited):                           220      $ .69 - $1.00
                                                                3,758      $1.13 - $1.63
                                                                1,010      $2.56 - $3.13
Exercisable at March 31, 1997 (unaudited):                        809      $0.69 - $1.75

                      DI INDUSTRIES, INC. AND SUBSIDIARIES

             (INCLUDING NOTES APPLICABLE TO THE UNAUDITED PERIODS)

     At December 31, 1996, the Company has three stock-based compensation plans, which were described above. The Company applies APB Opinion 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized. Had compensation cost for the Company's three stock-based compensation plans been determined on the fair value at the grant dates for awards under those plans consistent with the method of Statement of Financial Accounting Standards No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (amounts in thousands, except per share amounts):

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                                --------------------
                                                                  1996        1995
                                                                --------    --------
Net loss
  As reported...............................................    $(12,124)   $(13,447)
  Pro forma.................................................    $(13,723)   $(13,447)
Earnings per share
  As reported...............................................    $   (.18)   $   (.35)
  Pro forma.................................................    $   (.20)   $   (.35)

     For purposes of determining compensation costs using the provisions of SFAS No. 123, the fair value of option grants were determined using the Black-Scholes option-valuation model. The key input variables used in valuing the options were: risk-free interest rate based on the five year Treasury strips of 7.8%; dividend yield of zero; stock price volatility of 60%; expected option lives of five years.

(6) GEOGRAPHIC AREA INFORMATION

     The following table sets forth the Company's operations based on the geographic areas in which it operates (amounts in thousands).

                                                     YEAR            YEAR        NINE MONTHS
                                                    ENDED           ENDED           ENDED
                                                 DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                     1996            1995            1994
                                                 ------------    ------------    ------------
Revenues:
  Domestic.....................................    $ 52,495        $ 44,797        $ 40,515
  Mexico.......................................       3,504          12,617           1,706
  South America................................      25,768          37,295           8,766
                                                   --------        --------        --------
                                                   $ 81,767        $ 94,709        $ 50,987
                                                   ========        ========        ========
Operating income (loss):
  Domestic.....................................    $ (4,002)       $ (4,093)       $ (2,095)
  Mexico.......................................      (3,818)            238             (77)
  South America................................      (5,895)         (8,938)           (280)
                                                   --------        --------        --------
                                                   $(13,715)       $(12,793)       $ (2,452)
                                                   ========        ========        ========
Identifiable assets:
  Domestic.....................................    $103,608        $ 39,069        $ 47,524
  Mexico.......................................       1,500           4,008           3,470
  South America................................      12,711          14,706          11,866
                                                   --------        --------        --------
                                                   $117,819        $ 57,783        $ 62,860
                                                   ========        ========        ========

                      DI INDUSTRIES, INC. AND SUBSIDIARIES

             (INCLUDING NOTES APPLICABLE TO THE UNAUDITED PERIODS)

     During the three months ended March 31, 1997, one unaffiliated customer accounted for approximately 18% of the Company's consolidated revenues (unaudited). During the three months ended March 31, 1996 (unaudited), the years ended December 31, 1996 and 1995, and the nine months ended December 31, 1994, no customer accounted for more than 10% of the Company's consolidated revenues.

(7) RELATED-PARTY TRANSACTIONS

     Prior to June 2, 1994, certain of the Company's insurance coverage, including workers' compensation and excess liability coverage, was arranged by American Premier as part of a program which American Premier provided to its subsidiaries. Subsequent to the sale of the Company's common shares by American Premier, the Company obtained workers' compensation, excess liability coverage and certain other insurance from other sources. The Company and American Premier entered into an agreement pursuant to which the Company agreed to reimburse American Premier for all amounts advanced by American Premier from time to time on behalf of the Company in connection with American Premier's administration of the Company's workers' compensation and certain other insurance programs for the periods between July 20, 1989 and the closing of the common stock transaction. The amount reimbursable to American Premier at December 31, 1995 relating to this program was $1,900,000. All amounts outstanding under the program were paid in full during 1996.

     During the year ended March 31, 1994, Thermal Drilling, Inc. ("Thermal"), the minority interest owner of the Company's majority-owned subsidiary, DI/Perfensa Inc. ("DI/Perfensa"), borrowed and repaid with interest certain sums from DI/Perfensa. At March 31, 1997 (unaudited) and December 31, 1996 and 1995, $60,000 was due to DI/Perfensa from the President of Thermal.

     As part of the Merger agreements, the 1995 subscription by Norex Drilling for 4,000 shares of Series B preferred Stock and related Series B Warrants was rescinded. The $4,000,000 subscription plus accrued dividends was repaid to Norex Drilling by the Company with the proceeds from a term loan that was made by Norex Drilling to the Company. Interest accrued at 12% per annum and was payable on the last business day of each calendar quarter. The note payable was paid in full on December 31,1996 using the proceeds from a private placement of the Company's common stock.

     On June 10, 1996, Norex Drilling advanced $1,000,000 to the Company pursuant to a Promissory Note (the "Norex Note") and Commercial Security Agreement. The Norex Note provided for interest at 12% per annum, and matured on the Closing Date of the Merger transactions. The Company's domestic accounts receivable were pledged under the security agreement. The Company repaid this loan, plus accrued interest, in early July 1996 with the proceeds from the sale of the assets discussed in footnote 2.

     A consulting fee of $10,000 per month has been paid by the Company under a consulting arrangement with the Company's Chairman of the Board.

     One of the Company's directors is a partner in a law firm that performed legal services for the Company. During 1996, the Company paid the firm $200,000.

(8) LEASE COMMITMENTS

     The Company leases certain office space under noncancellable lease agreements accounted for as operating leases. At December 31, 1996, lease commitments under noncancellable operating leases with an initial term of more than one year are $96,000 for the year ended December 31, 1996. Rental expense under operating leases was $43,000 and $23,000 for the three months ended March 31, 1997 and 1996 (unaudited), $109,000 and $101,000 for the years ended December 31, 1996 and 1995, and $77,000 for the nine months ended December 31, 1994. The Company's future lease commitments are approximately $264,000 per year through 2002.

                      DI INDUSTRIES, INC. AND SUBSIDIARIES

             (INCLUDING NOTES APPLICABLE TO THE UNAUDITED PERIODS)

     Capital leases for the Company's field trucks and automobiles are included in long-term debt.

(9) CONTINGENCIES

     The Company was proceeding against Charlestown Industries, Inc. (a 50% "Partner"), who was a co-defendant, along with the Company, in the joint venture to recover their respective portion ($1,800,000) of the OFS 1987, Mid-Year et. al. v DI Exploration lawsuit. In 1994, a judgment was rendered in favor of the Company against the Partner in the state of Oklahoma. The Partner, subsequent to the judgement, filed for protection under the US Bankruptcy Act and the Company's claim was ruled on by the bankruptcy court in October of 1996. The bankruptcy court ruled against the Company. The Company has determined not to pursue other appeals. Since the future recovery of the amount and term of recovery was uncertain no amount had been recorded by the Company.

     The Company is involved in litigation incidental to the conduct of its business, none of which management believes is, individually or in the aggregate, material to the Company's consolidated financial condition or results of operations.

     Substantially all of the Company's contract drilling activities are conducted with independent and major oil and gas companies in the United States or with national utility or national petroleum companies in Venezuela. Historically, the Company has not required collateral or other security for the related receivables from such customers. However, the Company has required certain customers to deposit funds in escrow prior to the commencement of drilling. Actions typically taken by the Company in the event of nonpayment include filing a lien on the customer's producing properties and filing suit against the customer.

(10) EMPLOYEE BENEFIT PLAN

     The Company has a defined contribution employee benefit plan covering substantially all of its employees. The Company matches individual employee contributions up to 2% of the employee's compensation. Employer matching contributions under the plan totaled $141,000 and $31,000 for the three months ended March 31, 1997 and 1996 (unaudited), $104,000 and $144,000 for the years ended December 31, 1996 and 1995, and $55,000 for the nine months ended December 31, 1994. Employer matching contributions vest over a five-year period. Effective January 1, 1997, the Company increased the matching provisions to include matching 100% of the first 3% of individual employee contributions and 50% of the next 3% of individual employee contributions. Other provisions of plans were also amended.

(11) NON-RECURRING CHARGES

     During the year ended December 31, 1996, the Company recorded non-recurring charges of $6.1 million which included $1.1 million in employment severance costs, $4.6 million in cost to exit the Argentine and Mexican markets and $400,000 of other non-recurring charges. The employment severance cost includes $602,000 in contractual severance pay to be paid over a two year period to the Company's former President and Chief Executive Officer and the transfer to him of certain drilling equipment with a net book value of $535,000 in settlement of a dispute over stock options to purchase the Company's common stock. As a result of the Company's desire to redeploy assets to more profitable markets, the Company decided to withdraw from both the Argentine and Mexican markets. As a result, the Company has recorded estimated exit costs of $1.3 million for Mexico which primarily consists of the forfeiture of a performance bond and other costs to be incurred to close the office and exit the market and exit costs of $800,000 for Argentina which primarily consists of costs expected to be incurred during the period necessary to close the office and exit the market. In addition, the Company has tentatively agreed to sell three of the six drilling rigs and certain other assets located in Argentina for $1.5 million. As a result, the Company recorded a write down of rig equipment and other assets of $2.5 million. The remaining Argentina rigs will be mobilized to the United States or possibly

                      DI INDUSTRIES, INC. AND SUBSIDIARIES

             (INCLUDING NOTES APPLICABLE TO THE UNAUDITED PERIODS)

Venezuela where they will be refurbished and returned to service. Mobilization costs will be expensed as they are incurred during 1997.

(12) SUBSEQUENT EVENTS

     On January 31, 1997, the Company acquired the operating assets of Flournoy Drilling Company ("Flournoy") for 12,426,000 shares of DI common stock and $800,000 in cash. The assets acquired include 13 drilling rigs, 17 rig hauling trucks, a yard and office facility in Alice, Texas and various other equipment and drill pipe. With respect to one-half of the shares to be issued in the transaction, DI agreed to issue additional shares if the shareholders of Flournoy hold value less than $2 per share one year from closing.

     In March 1997, the Company entered into an agreement to acquire by merger Grey Wolf Drilling Company ("Grey Wolf") for up to $61.6 million in cash and approximately 14.0 million shares of the Company's common stock. The number of shares to be issued in the merger is subject to decrease or increase if the average trading price of DI's common stock ten days prior to the three days before the merger is greater than $4.00 or less than $3.00 per share. Additionally, the merger agreement calls for the decrease of the cash consideration and a corresponding increase in the number of shares issued so that at least 45% of the value of the merger consideration consists of the Company's common stock. An escrow will be established for certain post-closing contingencies with $5 million of the cash consideration. The Merger is subject to obtaining regulatory and Grey Wolf shareholder's approval and certain other conditions. The Company expects this merger to close by the end of the second quarter of 1997. The Company expects to issue $125.0 million of public debentures due in the year 2007 to fund the cash portion of the Grey Wolf acquisition to repay outstanding debt under the Facility and for general corporate purposes.

     The March 31, 1997, (unaudited) consolidated balance sheet includes the effect of the Mergers, the Diamond M acquisition, the Mesa acquisition, the private placement, the new credit facility and the Flournoy acquisition. The unaudited proforma balance sheet assumes the Grey Wolf acquisition and related common stock issuance occurred on March 31, 1997. The rigs acquired in the Mergers had no historical operations as they were stacked while owned by RTO and LRAC. The following unaudited consolidated proforma results of operations assume the Mergers, the Diamond M acquisition, the Mesa acquisition, the Flournoy acquisition, the Grey Wolf acquisition, the private placement and the new credit facility had occurred at January 1, 1996, and do not purport to be indicative of what would have occurred had the transactions occurred at those dates or of results which may occur in the future. The unaudited proforma results of operations shown below include the operations of Diamond M, Mesa, Flournoy, and Grey Wolf additional expenses for storing the rigs acquired in the Mergers and the placement of the Senior Notes (in thousands, except per share amounts):

                                                            AS OF
                                                        MARCH 31, 1997
                                                        --------------
Working capital.......................................     $ 37,236
Total assets..........................................      346,272
Shareholders' equity..................................      140,042

                                                        FOR THE THREE          FOR THE
                                                         MONTHS ENDED        YEAR ENDED
                                                        MARCH 31, 1997    DECEMBER 31, 1996
                                                        --------------    -----------------
Total revenue.........................................     $55,709            $205,316
Net income (loss) applicable to common stock..........         801             (26,311)
Net income (loss) per share...........................         .01                (.17)

                      DI INDUSTRIES, INC. AND SUBSIDIARIES

             (INCLUDING NOTES APPLICABLE TO THE UNAUDITED PERIODS)

(13) QUARTERLY FINANCIAL DATA (UNAUDITED)

     Summarized quarterly financial data for the three months ended March 31, 1997, years ended December 31, 1996 and 1995, and the nine months ended December 31, 1994 are set forth below (amounts in thousands, except per share amounts).

                                            QUARTER
                                             ENDED
                                             MARCH
                                             1997
                                            -------
Revenues..................................  $35,975
Gross profit (loss)(1)....................    7,183
Operating loss............................    3,322
Loss-continuing operations................    2,976
Discontinued operations...................       --
Net income................................    2,314
Net loss per common share.................      .02

                                                           QUARTER ENDED
                                            -------------------------------------------
                                             MARCH      JUNE      SEPTEMBER    DECEMBER
                                             1996       1996        1996         1996
                                            -------    -------    ---------    --------
Revenues..................................  $20,102    $19,183     $22,031     $ 20,451
Gross profit (loss)(1)....................    1,166       (199)      3,144       (2,732)
Operating loss............................   (1,253)    (2,398)      1,108      (11,172)
Loss-continuing operations................   (1,491)       524         808      (10,718)
Discontinued operations...................       --         --          --           --
Net income (loss).........................   (1,491)       524         808      (11,563)
Net income (loss) per common share........     (.04)       .01         .01         (.09)

                                                           QUARTER ENDED
                                            -------------------------------------------
                                             MARCH      JUNE      SEPTEMBER    DECEMBER
                                             1995       1995        1995         1995
                                            -------    -------    ---------    --------
Revenues..................................  $22,344    $23,151     $27,106     $ 22,108
Gross profit(1)...........................     (180)     1,075         448         (459)
Operating loss............................   (1,946)      (814)     (1,565)      (8,468)
Loss-continuing operations................   (2,219)    (1,122)     (1,234)      (8,100)
Discontinued operations...................      (11)      (543)       (116)        (102)
Net loss..................................   (2,230)    (1,665)     (1,350)      (8,202)
Net loss per common share.................     (.06)      (.04)       (.03)        (.22)

                                                                QUARTER ENDED
                                                       --------------------------------
                                                        JUNE      SEPTEMBER    DECEMBER
                                                        1994        1994         1994
                                                       -------    ---------    --------
Revenues..................................             $14,331     $17,215     $ 19,441
Gross profit(1)...........................                  29         545        1,425
Operating income (loss)...................              (1,292)       (837)        (323)
Income (loss)-continuing operations.......                (935)       (872)        (453)
Discontinued operations...................                  14          49          (12)
Net income (loss).........................                (921)       (823)        (465)
Net loss per common share.................                (.03)       (.02)        (.01)

---------------

(1) Gross Profit is computed as consolidated revenues less operating expenses (which excludes expenses for Depreciation and Amortization, General and Administrative and Non-Recurring Charges).

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of
Grey Wolf Drilling Company:

     We have audited the accompanying balance sheets of Grey Wolf Drilling Company (a Texas corporation) as of October 31, 1996 and 1995, and the related statements of operations, shareholders' investment and cash flows for each of the three years in the period ended October 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grey Wolf Drilling Company as of October 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 1996, in conformity with generally accepted accounting principles.

     As explained in Note 2 to the financial statements, the Company has given retroactive effect to the change in accounting for turnkey and footage drilling contracts from the completed-contract method to the percentage-of-completion method.

                                            ARTHUR ANDERSEN LLP

Houston, Texas
January 13, 1997

                           GREY WOLF DRILLING COMPANY

                                 BALANCE SHEETS
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                OCTOBER 31,
                                                            JANUARY 31,    ----------------------
                                                               1997          1996         1995
                                                            -----------    --------    ----------
                                                            (UNAUDITED)                (RESTATED)
                                             ASSETS
Current assets:
  Cash....................................................   $    899      $    482     $     62
  Accounts receivable, net of allowance for uncollectible
     accounts of $63, $169, and $134, respectively........      7,334         7,639        7,371
Contracts in progress.....................................        518         2,238          437
Prepaid expenses..........................................      1,524         1,089          778
                                                             --------      --------     --------
          Total current assets............................     10,275        11,448        8,648
                                                             --------      --------     --------
Property and equipment, at cost:
  Drilling rigs and equipment.............................     47,316        46,256       43,558
  Drill pipe and collars..................................      6,267         6,141        4,592
  Other...................................................      2,143         2,144        1,594
                                                             --------      --------     --------
                                                               55,726        54,541       49,744
Less: accumulated depreciation and amortization...........    (37,300)      (36,705)     (34,617)
                                                             --------      --------     --------
          Net property and equipment......................     18,426        17,836       15,127
                                                             --------      --------     --------
Other assets..............................................        345           345          129
                                                             --------      --------     --------
          Total assets....................................   $ 29,046      $ 29,629     $ 23,904
                                                             ========      ========     ========
                            LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current liabilities:
  Current maturities of long-term debt....................   $      8      $      8     $    744
  Accounts payable and accrued liabilities................      8,483        10,005        6,192
                                                             --------      --------     --------
          Total current liabilities.......................      8,491        10,013        6,936
                                                             --------      --------     --------
Post-retirement benefits obligation.......................        381           385           --
Long-term debt, net of current maturities.................      1,484         1,971        4,815
Deferred income taxes.....................................      2,933         2,874        1,181
Commitments and contingencies (Note 7)
Shareholders' investment:
  Common stock, no par value; 10,000,000 shares
     authorized; 2,987,379 shares issued; and 2,983,579
     shares outstanding...................................      6,553         6,553        6,553
  Deferred compensation...................................        (25)          (34)         (68)
  Treasury stock, 3,800 shares............................         (8)           (8)          (8)
  Retained earnings.......................................      9,237         7,875        4,495
                                                             --------      --------     --------
          Total shareholders' investment..................     15,757        14,386       10,972
                                                             --------      --------     --------
          Total liabilities and shareholders'
            investment....................................   $ 29,046      $ 29,629     $ 23,904
                                                             ========      ========     ========

   The accompanying notes are an integral part of these financial statements.

                           GREY WOLF DRILLING COMPANY

                            STATEMENTS OF OPERATIONS
                             (AMOUNTS IN THOUSANDS)

                                                   THREE MONTHS ENDED
                                                       JANUARY 31,            YEAR ENDED OCTOBER 31,
                                                   -------------------   ---------------------------------
                                                     1997       1996      1996        1995         1994
                                                   --------   --------   -------   ----------   ----------
                                                       (UNAUDITED)                 (RESTATED)   (RESTATED)
Revenues:
  Contract drilling..............................   $15,863    $13,761   $56,537      $46,463      $50,740
Costs and expenses:
  Drilling operations............................    12,219     10,960    44,518       38,395       42,914
  Depreciation and amortization..................       626        453     2,163        1,425          745
  General and administrative.....................       974        977     4,036        2,792        2,816
                                                    -------    -------   -------      -------      -------
          Total costs and expenses...............    13,819     12,390    50,717       42,612       46,475
                                                    -------    -------   -------      -------      -------
Operating income.................................     2,044      1,371     5,820        3,851        4,265
                                                    -------    -------   -------      -------      -------
Other income (expense):
  Gain on disposition of assets..................       235        133       368        1,223           --
  Interest income................................         8          1         2           43           44
  Interest expense...............................       (42)      (113)     (394)        (242)        (431)
  Provision for uncollectible accounts
     receivable..................................       (41)        (8)     (217)        (374)        (397)
  Other, net.....................................        66         49        66           54          397
                                                    -------    -------   -------      -------      -------
                                                        226         62      (175)         704         (387)
                                                    -------    -------   -------      -------      -------
Income before income taxes.......................     2,270      1,433     5,645        4,555        3,878
Provision for income taxes.......................       908        572     2,265        1,669          686
                                                    -------    -------   -------      -------      -------
Net income.......................................   $ 1,362    $   861   $ 3,380      $ 2,886      $ 3,192
                                                    =======    =======   =======      =======      =======

   The accompanying notes are an integral part of these financial statements.

                           GREY WOLF DRILLING COMPANY

                     STATEMENTS OF SHAREHOLDERS' INVESTMENT
                             (AMOUNTS IN THOUSANDS)

                                             COMMON   RETAINED     DEFERRED     TREASURY
                                             STOCK    EARNINGS   COMPENSATION    STOCK      TOTAL
                                             ------   --------   ------------   --------   -------
Balance, October 31, 1993, as previously
  reported.................................  $6,553   $(1,686)      $(136)        $--      $ 4,731
  Adjustment for the cumulative effect of
     retroactively applying the
     percentage-of-completion method of
     accounting for turnkey and footage
     contracts (Note 2)....................     --        103          --          --          103
                                             ------   -------       -----         ---      -------
Balance, October 31, 1993, as restated.....  6,553     (1,583)       (136)         --        4,834
  Net income, as restated..................     --      3,192          --          --        3,192
  Acquisition of treasury shares...........     --         --          --          (8)          (8)
  Deferred compensation earned.............     --         --          34          --           34
                                             ------   -------       -----         ---      -------
Balance, October 31, 1994..................  6,553      1,609        (102)         (8)       8,052
  Net income, as restated..................     --      2,886          --          --        2,886
  Deferred compensation earned.............     --         --          34          --           34
                                             ------   -------       -----         ---      -------
Balance, October 31, 1995..................  6,553      4,495         (68)         (8)      10,972
  Net income...............................     --      3,380          --          --        3,380
  Deferred compensation earned.............     --         --          34          --           34
                                             ------   -------       -----         ---      -------
Balance, October 31, 1996..................  6,553      7,875         (34)         (8)      14,386
  Net income...............................     --      1,362          --          --        1,362
  Deferred compensation earned.............     --         --           9          --            9
                                             ------   -------       -----         ---      -------
Balance, January 31, 1997 (unaudited)......  $6,553   $ 9,237       $ (25)        $(8)     $15,757
                                             ======   =======       =====         ===      =======

   The accompanying notes are an integral part of these financial statements.

                           GREY WOLF DRILLING COMPANY

                            STATEMENTS OF CASH FLOWS
                             (AMOUNTS IN THOUSANDS)

                                             THREE MONTHS ENDED
                                                 JANUARY 31,            YEAR ENDED OCTOBER 31,
                                             -------------------   ---------------------------------
                                               1997       1996      1996        1995         1994
                                             --------   --------   -------   ----------   ----------
                                                 (UNAUDITED)                 (RESTATED)   (RESTATED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income...............................   $ 1,362    $   861   $ 3,380    $ 2,886      $ 3,192
  Adjustments to reconcile net income to
     net cash provided by operating
     activities:
     Depreciation and amortization.........       626        453     2,163      1,425          745
     Rig restoration costs recouped through
       operations..........................        --         --        --        633        1,303
     Restricted stock compensation
       earned..............................         9          9        34         34           34
     Gains on dispositions of assets.......      (235)      (133)     (368)    (1,223)          --
     Deferred income taxes.................        59        572     1,693      1,240          487
  Changes in operating assets and
     liabilities:
     (Increase) decrease in accounts
       receivable..........................       305       (136)     (334)       181       (1,912)
     (Increase) decrease in contracts in
       progress............................     1,720     (2,497)   (1,801)     1,469         (738)
     (Increase) decrease in prepaid
       expenses............................      (435)       (82)     (311)     1,263           24
     Increase (decrease) in accounts
       payable and accrued liabilities.....    (1,522)     3,445     3,813     (2,536)        (824)
     Increase (decrease) in post-retirement
       benefits obligation.................        (4)        98       345         --           --
     (Increase) decrease in long-term
       equipment lease collateral..........        --         --        --        151         (151)
                                              -------    -------   -------    -------      -------
          Net cash provided by operating
            activities.....................     1,885      2,590     8,614      5,523        2,160
                                              -------    -------   -------    -------      -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sales of property and
     equipment.............................       242        213       467      1,288           --
  Property and equipment additions.........    (1,223)    (1,322)   (4,747)    (4,222)      (1,180)
  Advances for rig restoration.............        --         --        --       (183)        (634)
  Other....................................        --         --      (111)       (60)         (58)
                                              -------    -------   -------    -------      -------
          Net cash used in investing
            activities.....................      (981)    (1,109)   (4,391)    (3,177)      (1,872)
                                              -------    -------   -------    -------      -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayment of debt........................      (487)    (1,244)   (3,945)    (2,599)          --
  Accrued interest on capital lease
     obligation............................        --         36       142         --           --
  Acquisition of treasury stock............        --         --        --         --           (8)
                                              -------    -------   -------    -------      -------
          Net cash used in financing
            activities.....................      (487)    (1,208)   (3,803)    (2,599)          (8)
                                              -------    -------   -------    -------      -------
INCREASE (DECREASE) IN CASH................       417        273       420       (253)         280
CASH, beginning of period..................       482         62        62        315           35
                                              -------    -------   -------    -------      -------
CASH, end of period........................   $   899    $   335   $   482    $    62      $   315
                                              =======    =======   =======    =======      =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
  Cash paid during the period for
     interest..............................   $   182    $    61   $   245    $   249      $   487
                                              =======    =======   =======    =======      =======
  Cash paid during the period for income
     taxes.................................   $    --    $    --   $   430    $   479      $    79
                                              =======    =======   =======    =======      =======

   The accompanying notes are an integral part of these financial statements.

                           GREY WOLF DRILLING COMPANY

                         NOTES TO FINANCIAL STATEMENTS

(1) ORGANIZATION AND NATURE OF OPERATIONS

     Grey Wolf Drilling Company (the Company) is a Texas corporation with offices in Houston, Texas, and Lafayette, Louisiana. The Company operates land drilling rigs which are used in contract drilling operations primarily in Louisiana and Texas.

     The Company's results of operations and its financial condition have historically been adversely affected by the depression in the domestic oil and gas exploration industry which commenced in 1982. This market condition resulted in depressed rates received for contract drilling services and reduced the number of active rigs in domestic drilling operations on an industry-wide basis. The Company had profitable results between 1990 and 1996 (excluding 1993), after a prolonged period of negative results (1982 - 1989).

     Demand for drilling equipment is dependent on the exploration and development programs of oil and gas companies, which are in turn influenced by the financial conditions of such companies, by general economic conditions, by prices of oil and gas and, from time to time, by political considerations and policies. The Company's business operations are subject to the risks associated with a business having a limited number of customers for which it can operate at any given time. A decrease in the drilling programs of customers in the areas where the Company is employed may adversely affect the Company's revenues. The contracts under which the Company operates its drilling rigs are obtained either through individual negotiations with the customer or by submitting proposals in competition with other drilling contractors and vary in their terms and conditions. The Company competes with several other drilling contractors, most of which are substantially larger than the Company and possess appreciably greater financial and other resources. Price competition is generally the most important factor in the drilling industry, but the technical capability of specialized drilling equipment and personnel at the time and place required by customers is also important. Other competitive factors include work force experience, rig suitability, efficiency, condition of equipment, reputation and customer relations. The Company believes that it competes favorably with respect to these factors.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Interim Data. The financial statements and related information as of January 31, 1997, and for the three-month periods ended January 31, 1997 and 1996, have been prepared by the Company without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Such statements reflect all adjustments (consisting only of normal recurring entries) which are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations, cash flows and changes in shareholders' investment at and for such periods. Interim period results are not necessarily indicative of the results to be achieved for an entire year.

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Property and Equipment. The costs of drilling rigs and equipment, drill pipe and collars, other property and equipment and major replacements which extend the useful lives of property and equipment are capitalized. Replaced units are retired by removing the cost and related accumulated depreciation. Maintenance and repairs and minor replacements are expensed as incurred. Gains or losses resulting from sales, dispositions or retirements are included in other income.

     Depreciation is provided for financial reporting purposes using the straight-line method over estimated useful lives of seven years for drilling rigs and equipment, three years for drill pipe and collars and from five to 30 years for other property and equipment.

                           GREY WOLF DRILLING COMPANY

     Prepaid Expenses. Prepaid expenses primarily consist of insurance deposits which are held by the carrier and are released at the expiration of the applicable policy and prepaid premiums which are amortized over the life of the applicable policy.

     Recognition of Operating Revenues and Expenses. Operating revenues and expenses are recognized on the basis of contract terms as follows:

          Turnkey and Footage Contracts -- In 1996, the Company changed its method of accounting for turnkey and footage contracts from the completed-contract method to the percentage-of-completion method. The percentage-of-completion method of accounting, which is generally the preferred accounting, was adopted to more closely approximate the concept of accrual-based recognition of revenues and profit as earned. Under the percentage-of-completion method, revenues, costs and estimated profits for turnkey and footage contracts are recognized based upon the percentage of completion of the individual contracts in progress at year-end. All information available through the date of the financial statements is considered in determining the estimated costs and profits upon completion of an in-progress contract. The percentage of completion for an in-progress contract is based upon the days worked compared to total expected days under the performance of the contract. Any estimated contract losses are charged to earnings when identified.

     As required for a change in the method of recognizing contract revenues, all prior years have been restated to reflect the change. The effect of the accounting change on net income for 1996 and on net income previously reported in 1995 and 1994 was approximately $600,000, $(199,000) and $169,000, respectively. The balance of retained earnings as of October 31, 1993, has been adjusted for the effect (net of income taxes) of applying retroactively the new method of accounting.

          Day work Contracts -- Revenues and expenses are recognized as the work progresses.

          Combination Contracts -- Revenues and expenses are recognized in accordance with the turnkey, footage or day work terms of the contracts as described above.

     Income Taxes. The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," whereby deferred income taxes are provided at the balance sheet date, based upon enacted tax laws, for all differences between the tax basis of assets and liabilities and their respective carrying amounts for financial statement purposes. See Note 4 for additional discussion.

     Earnings Per Share. The Company is a closely held private company, thus earnings per share amounts are not meaningful and, accordingly, not presented.

                           GREY WOLF DRILLING COMPANY

(3) LONG-TERM DEBT

     The long-term debt of the Company is as follows (amounts in thousands):

                                                                          OCTOBER 31
                                                          JANUARY 31,   ---------------
                                                             1997        1996     1995
                                                          -----------   ------   ------
                                                          (UNAUDITED)
Bank debt, due March 31, 1998, interest at prime plus
  1 1/4%................................................    $1,275      $  300   $2,100
Capital lease obligation, including accrued interest....        --       1,460    2,715
Property mortgage, due monthly through February 21,
  2006, interest at 8 1/2%..............................       217         219       --
Notes payable, due February 1, 1996, interest at 10%....        --          --      718
Notes payable to shareholders, due February 1, 1996,
  interest at 10%.......................................        --          --       26
                                                            ------      ------   ------
                                                             1,492       1,979    5,559
Less-Current maturities.................................         8           8      744
                                                            ------      ------   ------
          Total long-term debt..........................    $1,484      $1,971   $4,815
                                                            ======      ======   ======

     Bank Debt. During 1991, the Company secured a $3.0 million revolving credit facility with a bank (the Bank) which was increased to $4.5 million effective February 28, 1995. On May 31, 1996, the Company entered into an amended and restated loan agreement (the Agreement) with the Bank which combined the existing $4.5 million revolving credit facility and a new $3.0 million capital credit facility (the Facilities). Under the revolving credit facility, the maximum amount of borrowings is subject to a borrowing base limitation of up to 75 percent of eligible accounts receivable, as defined. At October 31, 1996, the borrowing base limitation amount exceeded the $4.5 million maximum line of credit. The revolving credit facility provides for a maturity date of March 31, 1998. The capital credit facility terminates June 15, 1998, with the entire principal balance due on March 15, 2001. The Company is required to pay a commitment fee of 1/2 percent on the unfunded portion of the Facilities. The outstanding portion of the Facilities bears interest at 1 1/4 percent above the Bank's prime rate (8.25 percent at October 31, 1996), payable monthly. As any borrowings under the Facilities bear interest at market-responsive rates, the carrying value of borrowings outstanding approximates fair value. All of the Company's property and equipment and accounts receivable are pledged as security on the loan.

     The Agreement contains certain restrictive covenants regarding future borrowings, capital expenditures and payment of cash dividends. In addition, the Company must meet certain reporting requirements and maintain the following financial covenants, as defined by the agreement: (a) a current ratio (as defined) of 1.0:1.0, (b) a minimum net worth of $10.0 million at the end of any quarter commencing with the quarter ended October 31, 1995, increasing by the sum of 50 percent of quarterly net income thereafter, which resulted in a minimum net worth requirement of approximately $11.7 million at November 1, 1996, and (c) a cash flow (as defined) of $2.5 million for the year ended October 31, 1995, and $2.5 million for the 12 months ended at each subsequent fiscal quarter thereafter. As of October 31, 1996, the Company was not in compliance with certain of these restrictive covenants, for which waivers were obtained.

     Capital Lease Obligation. On March 1, 1995, the Company entered into a lease agreement with L&GW, Inc., to lease a 50 percent interest in six rigs, a 25 percent interest in a seventh rig and certain other assets. The Company presently owns the remaining interest in these assets. Reference is made to Note 8 for further discussion of this agreement. The lease payments are contingent based upon cash flows from the rigs, as defined, and equal from 50 percent to 75 percent of such cash flows. The agreement provides the Company a purchase option through April 2000. The purchase option at the date of the lease agreement, March 1, 1995, is $3.0 million, which increases over time based upon a defined interest factor (12.7 percent per annum which generally accrues in full beginning April 30, 1997, and defined lesser amounts prior to such time), and

                           GREY WOLF DRILLING COMPANY
decreases over time by the lease payments made by the Company. The Company intends to acquire the leased assets through the exercise of the purchase option.

     Property and equipment includes $3.0 million of costs capitalized relating to the capital lease obligation.

     During 1996 and 1995, interest expense accrued on the option price was $142,000 and $ -- , and lease payments totaling $1,397,000 and $285,000 were made, thereby reducing the purchase option amount to $1,460,000 at October 31, 1996.

     Property Mortgage. During 1996, the Company acquired certain real estate property in Texas for a purchase price of approximately $300,000. The Company entered into a note payable with a bank to finance $224,000 of the purchase price. The note payable bears interest at 8 1/2 percent and is repayable in equal monthly installments through February 21, 2006. The note is secured by the real estate purchased. The $224,000 mortgage financing has been excluded from the statement of cash flows as it is a noncash transaction. As the interest rate on this note payable approximates the effective market-responsive rate for borrowings under the Facilities, the carrying value of this note payable approximates fair value.

     Notes Payable and Notes Payable to Shareholders. Notes payable originated in the purchase of the common stock of a predecessor company in 1978 with interest at 10 percent. During 1991, a group of shareholders purchased $552,000 of the above-described notes payable from the original noteholders. Under the amended terms of the notes payable, the Company was required to make annual repayments of principal equal to 35 percent of excess cash flow (as defined). Repayments were required to be made 83 percent to the original noteholder and 17 percent to the shareholders. At October 31, 1996, all amounts outstanding under the notes payable have been repaid.

(4) INCOME TAXES

     The components of the Company's income tax provision are as follows (amounts in thousands):

                                                              1996      1995     1994
                                                             ------    ------    ----
Current....................................................  $  572    $  429    $199
Deferred...................................................   1,693     1,240     487
                                                             ------    ------    ----
          Total                                              $2,265    $1,669    $686
                                                             ======    ======    ====

     The difference between taxes computed at the U.S. federal statutory rate and the Company's reported income tax expense is as follows (amounts in thousands):

                                                            1996      1995      1994
                                                           ------    ------    ------
Federal income tax at the statutory rate of 34%..........  $1,919    $1,549    $1,318
Nondeductible costs......................................     207       174       208
State income tax, less federal benefit...................     107        75        69
Change in valuation allowance............................      --      (279)     (834)
Other, net...............................................      32       150       (75)
                                                           ------    ------    ------
          Total income tax provision.....................  $2,265    $1,669    $  686
                                                           ======    ======    ======

                           GREY WOLF DRILLING COMPANY

     The Company's deferred tax position is comprised of the following as of October 31, 1996 and 1995 (amounts in thousands):

                                                               1996       1995
                                                              -------    -------
Deferred tax assets --
  Investment tax credit carryforwards.......................  $   101    $   595
  Alternative minimum tax credits...........................       87        296
  Accrued liabilities.......................................      225        137
  Post-retirement benefits obligation.......................      131         --
  Other.....................................................       89         75
                                                              -------    -------
                                                                  633      1,103
                                                              -------    -------
Deferred tax liabilities --
  Depreciation of property and equipment....................   (3,044)    (2,168)
  Contracts in progress.....................................     (348)       (38)
  State taxes, net of loss carryforwards....................     (115)       (78)
                                                              -------    -------
                                                               (3,507)    (2,284)
                                                              -------    -------
Valuation allowance.........................................       --         --
                                                              -------    -------
Deferred income tax asset (liability).......................  $(2,874)   $(1,181)
                                                              =======    =======

     The Company has federal investment tax credit (ITC) carryforwards totaling $101,000 which expire as follows (amounts in thousands):

1999........................................................  $ 88
2000........................................................     7
2001........................................................     6
                                                              ----
                                                              $101
                                                              ====

     The alternative minimum tax credits may be carried forward indefinitely. No valuation allowance has been provided for the ITC carryforwards as management believes that it is more likely than not that such carryforwards will be utilized prior to their respective expiration dates.

(5) PROFIT-SHARING PLAN

     The Company's profit-sharing plan for the benefit of employees provides for Company contributions from net income and accumulated retained earnings as determined by the Company's board of directors, limited to 15 percent of the participants' annual compensation. No contributions have been made to the plan since fiscal 1982. Effective October 1, 1996, the Company adopted a 401(k) plan in which certain Company employees have been named as trustee. As a result of adopting the 401(k) plan, management currently does not intend to make any future contributions to the profit-sharing plan.

     Under the 401(k) plan, participating employees may elect to contribute up to $9,500, with the Company matching 50 percent of the employee contributions up to 6 percent of their salaries for a maximum contribution by the Company of up to 3 percent of each employee's salary for the year ended December 31, 1996. Participating employees vest in the Company's contributions over a period of seven years. Total expense recognized for the Company's contributions to the 401(k) plan in 1996 was approximately $8,000.

(6) GREY WOLF DRILLING COMPANY EMPLOYEE HEALTH PLAN AND TRUST

     The Grey Wolf Drilling Company Employee Health Plan and Trust (the Plan) is a defined contribution plan that provides certain health care benefits to its active employees. Effective July 15, 1996, the Company

                           GREY WOLF DRILLING COMPANY
amended the Plan allowing retired employees to continue health care coverage for themselves and their spouses from the age of 60 to 65. To be eligible for this health care benefit, the employee must be under the age of 65, but at least age 60, with at least 25 years of service as a full-time employee.

     As of October 31, 1996, the accumulated post-retirement benefit obligation
(APBO) totals approximately $40,000, which relates to prior service costs. The Company has recognized the APBO as of October 31, 1996, and will amortize the prior service cost over the estimated service life of the remaining active employees along with the annual benefit costs. Actuarial assumptions include a 6 percent health care cost trend and a 7 1/2 percent discount rate. The Company does not currently intend to pre-fund these obligations.

(7) COMMITMENTS AND CONTINGENCIES

     Minimum Lease Payments. Aggregate minimum rental payments required under noncancelable operating leases having lease terms greater than one year are as follows as of October 31, 1996 (amounts in thousands):

1997........................................................    $320
1998........................................................     154
1999........................................................      72
2000........................................................      21
2001........................................................      --

     Rent expense for 1996, 1995 and 1994 was approximately $339,000, $340,000 and $289,000, respectively.

     Insurance. The Company has commercial insurance coverage for workers' compensation which contains a deductible of $100,000 per claim ($50,000 per claim in 1995 and 1994). The Company also provides certain group medical benefits to its employees for which it is self-insured under a plan in which certain Company employees have been named as trustee; however, the Company has acquired a stop-loss policy limiting its exposure to $100,000 per claim ($50,000 per claim in 1995 and 1994) and $783,000 in the aggregate ($699,000 and $687,000 in 1995 and 1994, respectively). See Note 6 for additional discussion of the plan. As of October 31, 1996, the Company had executed a letter of credit in the amount of $500,000 to an insurance carrier as security for its obligations under the insurance fund.

     Pending Litigation. The Company is named as defendant in a lawsuit styled TEPCO, Inc. v. Grey Wolf Drilling Company, Cause No. 96-49194, in the 164th Judicial District Court of Harris County, Texas. In its petition filed on September 26, 1996, the plaintiff alleged that the Company breached alleged contractual obligations to TEPCO, Inc. (TEPCO), by failing to drill an oil or gas well or wells for TEPCO in the Treasure Isle Field, located in Galveston County, Texas. The plaintiff also alleges that it lost alleged rights under an oil and gas lease as a consequence of failure to drill such well or wells, allegedly causing the plaintiff to suffer money damages asserted in the plaintiff's petition to amount to "many tens of millions of dollars." The Company believes that the claims asserted by the plaintiff are unfounded. Prior to filing of TEPCO's suit, the Company had filed lien claims against two wells which the Company had drilled for TEPCO, for unpaid statements for services or materials provided prior to the time when the Company ceased further work for TEPCO, and the Company has filed a counterclaim in the TEPCO suit seeking recovery of approximately $250,000 with respect to such statements and interest and attorneys' fees. Discovery is in progress in the TEPCO suit, and the Company is vigorously defending the action. It is the opinion of the management that the ultimate resolution of the suit will not have a material adverse effect on the Company's financial position.

     In the normal course of business, the Company becomes involved in litigation incident to operations. Management is of the opinion that ultimate resolution of all matters of litigation and dispute will not have a material adverse effect on the Company's financial position.

                           GREY WOLF DRILLING COMPANY

(8) DISSOLUTION OF L&GW VENTURE AND LEASE AGREEMENT

     In May 1987, the Company entered into the L&GW Venture (the Venture) with an entity controlled by a major shareholder. The Company's interest in the Venture was 1 percent until payout, as defined in the Venture agreement. The entity controlled by this shareholder contributed drilling equipment to the Venture. The Company acted as co-manager of the Venture and was reimbursed by the Joint Venture for costs and expenses incurred on behalf of the Joint Venture (approximately $45,000 was invoiced for the year ended October 31, 1994).

     In 1990, an agreement was reached whereby the Company would restore six drilling rigs owned by the Venture to operating condition and subsequently would operate the rigs. Pursuant to the agreement, the Company and its joint venture partner were each entitled to one-half of the net cash receipts from the rigs, generally defined as cash receipts in excess of operating costs, after the Company recouped the total cost paid to restore the rigs to production, including interest. The costs incurred to restore the rigs were deferred and, prior to recoupment, the Company was entitled to 100 percent of the net cash flow. The Company's operating revenues and expenses, therefore, included 100 percent of the activity related to these six rigs, and profit was eliminated until recoupment of restoration costs. As of February 28, 1995, unrecovered advances for rig restoration totaled $1,995,000, and the gross revenues from the six rigs recognized by the Company (100 percent) for the four months of 1995 and for 1994 totaled approximately $4,477,000 and $14,304,000, respectively.

     On March 1, 1995, the Venture, owner of 100 percent interest in six rigs and a 50 percent interest in one rig, was dissolved. As a result of the dissolution, the Company and L&GW, Inc., each acquired 50 percent of the Venture's interest in the subject rigs and the Company acquired the Venture's 100 percent interest in certain other assets with no further obligations with respect thereto. Upon completion of the dissolution, Grey Wolf converted its advances for rig restoration and settled payables to the Venture into its basis for the acquired interests ($1,641,000). Such basis is classified as property and equipment.

     Additionally, on March 1, 1995, the Company entered into a lease agreement with L&GW, Inc., to lease from L&GW, Inc., its interest in the subject rigs. The lease of the subject rig interests from L&GW, Inc., is being accounted for as a capital lease (see Note 3). Property and equipment was recorded in the amount of $3.0 million based on the present purchase option in the lease agreement with an assumption of $3.0 million of long-term debt to finance such acquisition. The purchase option at the date of the lease agreement, March 1, 1995, was $3.0 million. Such purchase option increases over time based upon a defined interest factor (12.7 percent per annum which generally accrues in full beginning April 30, 1997, and defined lesser amounts prior to such time) and decreases over time by the amounts of any lease payments made by the Company.

     The combination of the Venture dissolution and capital lease arrangement resulted in the Company acquiring a 100 percent interest in the Venture's assets (seven rigs and certain other related assets). The costs assigned and consideration given is shown as follows (amounts in thousands):

Costs assigned to Venture assets............................  $ 4,641
Capital lease obligation....................................   (3,000)
Unrecovered rig restoration costs...........................   (1,995)
Payable to Venture settled..................................      354
                                                              -------
          Cash paid.........................................  $    --
                                                              =======

     The above transaction has been excluded from the statement of cash flows because it is a noncash transaction.

                           GREY WOLF DRILLING COMPANY

(9) COMPENSATION ARRANGEMENTS

     On March 17, 1992, the board of directors passed a resolution to grant Mr. James K. B. Nelson, president and a shareholder of the Company, 130,769 shares of restricted common stock. The restricted stock agreement, in general, prohibits the transfer of these shares to anyone for a period of five years. This transfer restriction terminates as to 20 percent of the shares (26,153) at the end of each year on March 17, 1993, through March 17, 1997. The agreement also provides that, if Mr. Nelson ceases to be employed by the Company within such five-year period (other than by reason of death or disability or discharge without good cause), remaining stock subject to such transfer restriction will be reassigned to the Company.

     The deferred compensation related to the restricted stock is deducted from shareholders' investment and is charged to compensation expense over the vesting period.

     In 1994, the Company entered into a split-dollar life insurance arrangement with the trustee of the James K. B. Nelson Family Trust (the Trust). Under the terms of the arrangement, the Company pays the annual premiums on two whole-life insurance policies owned by the Trust and receives the equivalent premium of comparable term policies for the year. Under certain events, the Company would be reimbursed for aggregate premiums paid and, in other events, the cash surrender value of the policies. Premium payments are recorded in other assets, limited to the cash surrender value of the policies ($157,000 and $63,000 at October 31, 1996 and 1995, respectively), or compensation expense ($-, $21,000 and $21,000 for the years ended October 31, 1996, 1995 and 1994, respectively), as appropriate. As of October 31, 1996 and 1995, a receivable of $8,000 and $14,000, respectively, is due from the Trust for reimbursement of equivalent term rates.

     During 1996, the Company entered into retirement agreements with two employees. Under the retirement agreements, the Company will pay a fixed amount per month for up to 10 years. Additionally, the Company will continue to fund life insurance policies with benefits payable to the employees. The Company has accrued the obligation for the estimated net present value of these payments of approximately $384,000 and has included the related expense in general and administrative expense.

(10) SIGNIFICANT CUSTOMERS

     During the year ended October 31, 1996, Texas Meridian Resources Exploration, Inc. and Union Pacific Resources Company accounted for approximately 12 percent and 11 percent, respectively, of the Company's contract drilling revenues. During the year ended October 31, 1995, Black Stone Oil Company and Union Pacific Resources Company accounted for approximately 14 percent and 12 percent, respectively, of the Company's contract drilling revenues. During the year ended October 31, 1994, there were no customers that accounted for more than 10% of the Company's contract drilling revenues.

(11) EVENTS (UNAUDITED) SUBSEQUENT TO DATE OF AUDITORS' REPORT

     On March 7, 1997, the Company entered into a definitive agreement to be acquired by DI Industries, Inc. (DI), for up to $61.6 million in cash and approximately 14.0 million shares of DI common stock. The terms of the agreement call for the Company to merge with and into Drillers, Inc., a subsidiary of DI, subject to obtaining regulatory and Company shareholder approval and certain other conditions. The number of shares of DI common stock to be issued in the merger is subject to decrease or increase if the average trading price of DI common stock in the 10 trading days prior to the merger is greater than $4.00 or less than $3.00 per share. Additionally, the merger agreement calls for the decrease of cash consideration and a corresponding increase in the number of shares issued so that at least 45 percent of the value of the merger consideration consists of DI common stock. An escrow will be established for contingencies relating to the TEPCO litigation with $5.0 million of the cash consideration. In certain events, if the merger is terminated by the Company, a $2.0 million termination fee is payable to DI, and if the merger is terminated by DI, a $2.0 million termination fee is payable to the Company.

                           GREY WOLF DRILLING COMPANY

     The merger agreement provides that prior to closing, the Company will establish an irrevocable trust (the Employee Trust) for the benefit of certain of the Company's employees. The Company will contribute $2.4 million to the Employee Trust and Mr. James K. B. Nelson, president of the Company and a Company shareholder, will contribute $1.65 million to the Employee Trust. The employees vest in Employee Trust amounts one year from the establishment of the Employee Trust and earlier in certain events.

             ======================================================

     NO PERSONS HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE UNDERWRITERS OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, NOR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES IN ANY JURISDICTION TO OR FROM ANY PERSON TO OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREAFTER SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                         PAGE
Prospectus Summary.....................     3
Risk Factors...........................     9
Forward-Looking Statements.............    15
Use of Proceeds........................    16
Capitalization.........................    17
Unaudited Pro Forma Consolidated
  Financial Data.......................    18
Selected Financial Data................    24
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................    26
Business...............................    35
Management.............................    49
Description of Notes...................    51
Description of Bank Credit Facility....    75
Underwriting...........................    78
Legal Matters..........................    79
Experts................................    79
Available Information..................    79
Incorporation of Certain Documents by
  Reference............................    80
Index to Financial Statements..........   F-1

             ======================================================

             ======================================================
                                  $125,000,000
                                    DI LOGO

                              DI INDUSTRIES, INC.

                            % SENIOR NOTES DUE 2007
                           -------------------------
                                   PROSPECTUS
                           -------------------------
                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                           BT SECURITIES CORPORATION

                                  ING BARINGS
                                            , 1997
             ======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated expenses payable by the Company in connection with the offering of the Notes to be registered and offered hereby are as follows:

Commission Registration Fee.................................  $37,879
NASD Fee....................................................
Printing Expenses...........................................
Legal Fees and Expenses.....................................
Blue Sky Fees and Expenses..................................
Rating Agency Fees..........................................
Accounting Fees and Expenses................................
Trustee Fees and Expenses...................................
Miscellaneous...............................................
                                                              -------
  Total.....................................................  $
                                                              =======

     All such expenses are estimated except for the Commission registration fee and the NASD fee.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Article 1302-7.06 of the Texas Miscellaneous Corporation Laws Act, the articles of incorporation of a Texas corporation may provide that a director of that corporation shall not be liable, or shall be liable only to the extent provided in the articles of incorporation, to the corporation or its shareholders for monetary damages for acts or omissions in the director's capacity as a director, except that the articles of incorporation cannot provide for the elimination or limitation of liability of a director to the extent that the director is found liable for (i) a breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith that constitute a breach of duty of the director to the corporation or an act or omission that involves intentional misconduct or a knowing violation of the law,
(iii) any transaction from which the director received an improper benefit, or
(iv) an act or omission for which the liability of a director is expressly provided by an applicable statute. Article XII of the Registrant's Articles of Incorporation, as amended, states that a director of the Registrant shall not be liable to the Registrant or its shareholders for monetary damages except to the extent otherwise expressly provided by the statutes of the State of Texas.

     In addition, Article 2.02-1 of the Texas Business Corporation Act (the "TBCA") authorizes a Texas corporation to indemnify a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding, including any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative, or investigative because the person is or was a director. The TBCA provides that unless a court of competent jurisdiction determines otherwise, indemnification is permitted only if it is determined that the person (1) conducted himself in good faith; (2) reasonably believed (a) in the case of conduct in his official capacity as a director of the corporation, that his conduct was in the corporation's best interests; and (b) in all other cases, that his conduct was at least not opposed to the corporation's best interests; and (3) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. A person may be indemnified under
Article 2.02-1 of the TBCA against judgments, penalties (including excise and similar taxes), fines, settlements, and reasonable expenses actually incurred by the person (including court costs and attorneys' fees), but if the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by him, the indemnification is limited to reasonable expenses actually incurred and shall not be made in respect of any proceeding in which the person has been found liable for willful or intentional misconduct in the performance of his duty to the corporation. A corporation is obligated under Article 2.02-1 of the TBCA to indemnify a director or officer against reasonable expenses incurred by him in connection with a proceeding in which he is named defendant or respondent because he is or was a director or officer if he has been wholly successful, on the merits or otherwise, in the defense of the proceeding. Under Article 2.02-1 of the TBCA a corporation may
(i) indemnify and advance expenses to an officer, employee, agent or other persons who are or were serving at the request of the corporation as a director, officer, partner venturer, proprietor, trustee, employee, agent or similar functionary of another entity to the same extent that it may indemnify and advance expenses to its directors, (ii) indemnify and advance expenses to directors and such other persons identified in (i) to such further extent, consistent with law, as may be provided in the corporation's articles of incorporation, bylaws, action of its board of directors, or contract or as permitted by common law and (iii) purchase and maintain insurance or another arrangement on behalf of directors and such other persons identified in (i) against any liability asserted against him and incurred by him in such a capacity or arising out of his status as such a person.

     The Bylaws of the Registrant set forth specific provisions for indemnification of directors, officers, agents and other persons which are substantially identical to the provisions of Article 2.02-1 of the TBCA described above.

     The Registrant maintains directors' and officers' insurance.

ITEM 21. EXHIBITS

     The exhibits listed in the Exhibit Index below are filed as part of the Registration Statement:

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          1.1+           -- Underwriting Agreement dated             , among DI
                            Industries, Inc., Donaldson, Lufkin & Jenrette Securities
                            Corporation, BT Securities Corporation and ING Barings.
          2.1            -- Agreement and Plan of Merger dated May 7, 1996, among DI
                            Industries, Inc., DI Merger Sub, Inc., Roy T. Oliver,
                            Jr., Mike L. Mullen, R.T. Oliver, Inc. and Land Rig
                            Acquisition Corp. (incorporated herein by reference to
                            Exhibit 2.1 to Registration Statement No. 333-6077).
          2.1.1          -- Amendment to Agreement and Plan of Merger dated May 7,
                            1996, among DI Industries, Inc., DI Merger Sub, Inc., Roy
                            T. Oliver, Jr., Mike L. Mullen, R.T. Oliver, Inc. and
                            Land Rig Acquisition Corp. (incorporated herein by
                            reference to Exhibit 2.1.1 to Registration Statement No.
                            333-6077).
          2.1.2          -- Second Amendment to Agreement and Plan of Merger dated
                            July 26, 1996, among DI Industries, Inc., DI Merger Sub,
                            Inc., Roy T. Oliver, Jr., Mike L. Mullen, R.T. Oliver,
                            Inc. and Land Rig Acquisition Corp. (incorporated herein
                            by reference to Exhibit 2.1.2 to Amendment No. 1 to
                            Registration Statement No. 333-6077).
          2.2            -- Agreement and Plan of Merger dated May 7, 1996, among DI
                            Industries, Inc. and Somerset Investment Corp.
                            (incorporated herein by reference to Exhibit 2.2 to
                            Registration Statement No. 333-6077).
          2.2.1          -- Amendment to Agreement and Plan of Merger dated May 7,
                            1996, among DI Industries, Inc. and Somerset Investment
                            Corp. (incorporated herein by reference to Exhibit 2.2.1
                            to Registration Statement No. 333-6077).
          2.2.2          -- Second Amendment to Agreement and Plan of Merger dated
                            July 26, 1996, among DI Industries, Inc. and Somerset
                            Investment Corp. (incorporated herein by reference to
                            Exhibit 2.2.2 to Amendment No. 1 to Registration
                            Statement No. 333-6077).

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          2.3            -- Asset Purchase Agreement dated October 3, 1996, by and
                            between the Registrant and Meritus, Inc., a Texas
                            corporation, Mesa Rig 4 L.L.C., a Texas limited liability
                            company, Mesa Venture, a Texas general partnership, and
                            Mesa Drilling, Inc., a Texas corporation (incorporated
                            herein by reference to Exhibit 2.1 to Registration
                            Statement No. 333-14783).
          2.4.1          -- Asset Purchase Agreement dated November 12, 1996, between
                            Diamond M Onshore, Inc. and Drillers, Inc. (incorporated
                            herein by reference to Exhibit 2.1 to Form 8-K dated
                            December 30, 1996).
          2.4.2          -- Letter Agreement dated December 31, 1996, between Diamond
                            M Onshore and Drillers, Inc. amending the Asset Purchase
                            Agreement (incorporated herein by reference to Exhibit
                            2.2 to Form 8-K dated December 30, 1996).
          2.5.1          -- Asset Purchase Agreement dated December 31, 1996, by and between Flournoy Drilling Company and Drillers, Inc.
                            (incorporated herein by reference to Exhibit 2.1 to Form
                            8-K dated January 31, 1996).
          2.5.2          -- Form of Shareholder Agreement entered into January 31,
                            1997, by DI Industries, Inc., Drillers, Inc., and Lucien
                            Flournoy, Maxine E. Flournoy, Betty Louise Flournoy
                            Fields, Helen Ruth Flournoy Pope, Mary Anne Flournoy
                            Guthrie, F.C. West, Gregory M. Guthrie, Byhron W. Fields,
                            John B. Pope, the Flournoy First, Second and Third Fields
                            Grandchild Trusts, the Flournoy First, Second and Third
                            Pope Grandchild Trusts, and the Flournoy First, Second,
                            Third, Fourth and Fifth Guthrie Grandchild Trusts
                            (incorporated herein by reference to Exhibit 10.22 to
                            Registration Statement No. 333-20423).
          2.6.1          -- Agreement and Plan of Merger dated March 7, 1997, by and among DI Industries, Inc., Drillers Inc., and Grey Wolf
                            Drilling Company including form of Escrow Agreement, form
                            of Trust Under Grey Wolf Drilling Company Deferred
                            Corporation Plan, and form of Grey Wolf Drilling Company
                            Deferred Compensation Plan (incorporated herein by
                            reference to Exhibit 10.1 to Form 8-K dated March 10,
                            1997).
          2.6.2          -- Voting and Support Agreement dated March 7, 1997, of
                            Sheldon B. Lubar (incorporated herein by reference to
                            Exhibit 10.2 to Form 8-K dated March 10, 1997).
          2.6.3          -- Voting and Support Agreement dated March 7, 1997, of
                            Felicity Ventures, Ltd. (incorporated herein by reference
                            to Exhibit 10.3 to Form 8-K dated March 10, 1997).
          2.6.4          -- Voting and Support Agreement dated March 7, 1997, of
                            James K. B. Nelson (incorporated herein by reference to
                            Exhibit 10.4 to Form 8-K dated March 10, 1997).
          2.6.5          -- Indemnification Agreement dated as of March 6, 1997, by and between Grey Wolf Drilling Company and James K. B.
                            Nelson (incorporated herein by reference to Exhibit 10.5
                            to Form 8-K dated March 10, 1997).
          2.6.6          -- Indemnification Agreement dated as of March 6, 1997, by and between Grey Wolf Drilling Company and Billy G.
                            Emanis (incorporated herein by reference to Exhibit 10.6
                            to Form 8-K dated March 10, 1997).
          2.6.7          -- Indemnification Agreement dated as of March 6, 1997, by and between Grey Wolf Drilling Company and Bill Brannon
                            (incorporated herein by reference to Exhibit 10.7 to Form
                            8-K dated March 10, 1997).

              2.6.8          -- Indemnification Agreement dated as of March 6, 1997, by and between Grey Wolf Drilling
                                Company and Tom L. Ferguson (incorporated herein by reference to Exhibit 10.8 to Form
                                8-K dated March 10, 1997).
              2.6.9          -- Indemnification Agreement dated as of March 6, 1997, by and between Grey Wolf Drilling
                                Company and John D. Peterson (incorporated herein by reference to Exhibit 10.9 to Form
                                8-K dated March 10, 1997).
              2.6.10         -- Indemnification Agreement dated as of March 6, 1997, by and between Grey Wolf Drilling
                                Company and Janet V. Campbell (incorporated herein by reference to Exhibit 10.10 to
                                Form 8-K dated March 10, 1997).
              2.6.11         -- Indemnification Agreement dated as of March 6, 1997, by and between Grey Wolf Drilling
                                Company and Sheldon B. Lubar (incorporated herein by reference to Exhibit 10.11 to Form
                                8-K dated March 10, 1997).
              2.6.12         -- Indemnification Agreement dated as of March 6, 1997, by and between Grey Wolf Drilling
                                Company and Robert P. Probst (incorporated herein by reference to Exhibit 10.12 to Form
                                8-K dated March 10, 1997).
              2.6.13         -- Indemnification Agreement dated as of March 6, 1997, by and between Grey Wolf Drilling
                                Company and Uriel E. Dutton (incorporated herein by reference to Exhibit 10.13 to Form
                                8-K dated March 10, 1997).
              2.7            -- Agreement between Pool Company and Western Oil Well Service Co. executed May 31, 996
                                (incorporated by reference to Exhibit 2.1 to Form 8-K dated June 24, 1996).
              4.1            -- Specimen certificate for Notes (included as part of Section of Exhibit 4.2).
              4.2+           -- Form of Trust Indenture relating to the     % Senior Notes due 2007 of DI Industries,
                                Inc. and                , as Trustee.
              5.1+           -- Opinion of Porter & Hedges, L.L.P.
             10.1*           -- Amended and Restated Senior Secured Revolving Credit Agreement dated as of April 30,
                                1997, among DI Industries, Inc. and Drillers, Inc. (as borrowers), DI International,
                                Inc. (as guarantor), Bankers Trust Company, as Agent, ING (US) Capital Corporation, as
                                Co-Agent, and various financial institutions, as Lenders.
             11.1            -- Statement regarding computation of per share earnings for the years ended December 31,
                                1996 and 1995 and for the three months ended March 31, 1997 and 1996 (incorporated herein by reference to Exhibit 11.1 to Form 10-K filed March 27, 1997 and Exhibit 11.1
                                to Form 10-Q filed May   , 1997, respectively).
             12.1*           -- Statement regarding computation of historical and pro forma earnings to fixed charges ratio.
             23.1*           -- Consent of KPMG Peat Marwick, LLP
             23.2*           -- Consent of Deloitte & Touche LLP.
             23.3*           -- Consent of Arthur Andersen LLP.
             23.4+           -- Consent of Porter & Hedges, L.L.P. (included in their opinion filed as Exhibit 5.1 hereto.)

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         23.5*           -- Consent of James K. B. Nelson to being named as a
                            director-nominee in this Registration Statement.
         23.6*           -- Consent of William T. Donovan to being named as a
                            director-nominee in this Registration Statement.
        24*              -- Power of Attorney (included on the signature page
                            hereto).
        26+              -- Form T-1 Statement of Eligibility and Qualification of
                                           to act as Trustee of the Notes.
         27              -- Financial Data Schedule (incorporated by reference to
                            Exhibit 27 to Form 10-K filed March 27, 1997 and Exhibit
                            27 to Form 10-Q filed May 5, 1997).

---------------

* Filed herewith.

+ To be filed by amendment.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective, and (2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned directors and officers of DI Industries, Inc., do hereby constitute and appoint Ivar Siem, Thomas P. Richards and T. Scott O'Keefe, or any of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and on our behalf in our capacities as directors and officers, and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act and any rules, regulations and requirements of the Commission, in connection with the filing of this Registration Statement, including specifically without limitation, power and authority to sign for any of us, in our names in the capacities indicated below, any and all amendments hereto; and we do each hereby ratify and confirm all that the said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on May 5, 1997.

                                            DI INDUSTRIES, INC.

                                            By:    /s/ THOMAS P. RICHARDS
                                              ----------------------------------
                                              Thomas P. Richards,
                                              President and Chief Executive
                                                Officer

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on May 5, 1997.

                      SIGNATURE                                            TITLE
                      ---------                                            -----

               /s/ THOMAS P. RICHARDS                      President and Chief Executive Officer
-----------------------------------------------------
                 Thomas P. Richards

                                                             Chairman of the Board and Director
-----------------------------------------------------
                      Ivar Siem

                /s/ T. SCOTT O'KEEFE                     Senior Vice President and Chief Financial
-----------------------------------------------------                     Officer
                  T. Scott O'Keefe

                /s/ DAVID W. WEHLMANN                          Vice President and Controller
-----------------------------------------------------
                  David W. Wehlmann

                 /s/ LUCIEN FLOURNOY                                      Director
-----------------------------------------------------
                   Lucien Flournoy

                  /s/ PETER M. HOLT                                       Director
-----------------------------------------------------
                    Peter M. Holt

               /s/ ROY T. OLIVER, JR.                                     Director
-----------------------------------------------------
                 Roy T. Oliver, Jr.

                /s/ STEVEN A. WEBSTER                                     Director
-----------------------------------------------------
                  Steven A. Webster

               /s/ WILLIAM R. ZIEGLER                                     Director
-----------------------------------------------------
                 William R. Ziegler

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned directors and officers of Drillers, Inc. do hereby constitute and appoint Thomas P. Richards,
T. Scott O'Keefe and David W. Wehlmann, or any of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and on our behalf in our capacities as directors and officers, and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act and any rules, regulations and requirements of the Commission, in connection with the filing of this Registration Statement, including specifically without limitation, power and authority to sign for any of us, in our names in the capacities indicated below, any and all amendments hereto; and we do each hereby ratify and confirm all that the said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on May 5, 1997.

                                            DRILLERS, INC.

                                            By:    /s/ THOMAS P. RICHARDS
                                              ----------------------------------
                                              Thomas P. Richards,
                                              President and Chief Executive
                                                Officer

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on May 5, 1997.

                      SIGNATURE                                            TITLE
                      ---------                                            -----

               /s/ THOMAS P. RICHARDS                 President, Chief Executive Officer and Director
-----------------------------------------------------
                 Thomas P. Richards

                /s/ T. SCOTT O'KEEFE                   Senior Vice President, Chief Financial Officer
-----------------------------------------------------                   and Director
                  T. Scott O'Keefe

                /s/ DAVID W. WEHLMANN                          Vice President and Controller
-----------------------------------------------------
                  David W. Wehlmann

                /s/ TERRELL L. SADLER                                     Director
-----------------------------------------------------
                  Terrell L. Sadler

                /s/ RONNIE E. MCBRIDE                                     Director
-----------------------------------------------------
                  Ronnie E. McBride

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned directors and officers of DI International, Inc. do hereby constitute and appoint Thomas P. Richards, T. Scott O'Keefe and David W. Wehlmann, or any of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and on our behalf in our capacities as directors and officers, and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act and any rules, regulations and requirements of the Commission, in connection with the filing of this Registration Statement, including specifically without limitation, power and authority to sign for any of us, in our names in the capacities indicated below, any and all amendments hereto; and we do each hereby ratify and confirm all that the said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on May 5, 1997.

                                            DI INTERNATIONAL, INC.

                                            By:    /s/ THOMAS P. RICHARDS
                                              ----------------------------------
                                              Thomas P. Richards,
                                              President and Chief Executive
                                                Officer

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on May 5, 1997.

                      SIGNATURE                                            TITLE
                      ---------                                            -----

               /s/ THOMAS P. RICHARDS                 President, Chief Executive Officer and Director
-----------------------------------------------------
                 Thomas P. Richards

                /s/ T. SCOTT O'KEEFE                   Senior Vice President, Chief Financial Officer
-----------------------------------------------------                   and Director
                  T. Scott O'Keefe

                /s/ DAVID W. WEHLMANN                          Vice President and Controller
-----------------------------------------------------
                  David W. Wehlmann

             /s/ FORREST M. CONLEY, JR.                                   Director
-----------------------------------------------------
               Forrest M. Conley, Jr.

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned directors and officers of DI Energy, Inc. do hereby constitute and appoint Thomas P. Richards,
T. Scott O'Keefe and David W. Wehlmann, or any of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and on our behalf in our capacities as directors and officers, and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act and any rules, regulations and requirements of the Commission, in connection with the filing of this Registration Statement, including specifically without limitation, power and authority to sign for any of us, in our names in the capacities indicated below, any and all amendments hereto; and we do each hereby ratify and confirm all that the said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on May 5, 1997.

                                            DI ENERGY, INC.

                                            By:    /s/ THOMAS P. RICHARDS
                                              ----------------------------------
                                              Thomas P. Richards,
                                              President and Chief Executive
                                                Officer

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on May 5, 1997.

                      SIGNATURE                                            TITLE
                      ---------                                            -----

               /s/ THOMAS P. RICHARDS                 President, Chief Executive Officer and Director
-----------------------------------------------------
                 Thomas P. Richards

                /s/ T. SCOTT O'KEEFE                   Senior Vice President, Chief Financial Officer
-----------------------------------------------------                   and Director
                  T. Scott O'Keefe

                /s/ DAVID W. WEHLMANN                    Vice President and Controller and Director
-----------------------------------------------------
                  David W. Wehlmann

                                 EXHIBIT INDEX

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          1.1+           -- Underwriting Agreement dated             , among DI
                            Industries, Inc., Donaldson, Lufkin & Jenrette Securities
                            Corporation, BT Securities Corporation and ING Barings.
          2.1            -- Agreement and Plan of Merger dated May 7, 1996, among DI
                            Industries, Inc., DI Merger Sub, Inc., Roy T. Oliver,
                            Jr., Mike L. Mullen, R.T. Oliver, Inc. and Land Rig
                            Acquisition Corp. (incorporated herein by reference to
                            Exhibit 2.1 to Registration Statement No. 333-6077).
          2.1.1          -- Amendment to Agreement and Plan of Merger dated May 7,
                            1996, among DI Industries, Inc., DI Merger Sub, Inc., Roy
                            T. Oliver, Jr., Mike L. Mullen, R.T. Oliver, Inc. and
                            Land Rig Acquisition Corp. (incorporated herein by
                            reference to Exhibit 2.1.1 to Registration Statement No.
                            333-6077).
          2.1.2          -- Second Amendment to Agreement and Plan of Merger dated
                            July 26, 1996, among DI Industries, Inc., DI Merger Sub,
                            Inc., Roy T. Oliver, Jr., Mike L. Mullen, R.T. Oliver,
                            Inc. and Land Rig Acquisition Corp. (incorporated herein
                            by reference to Exhibit 2.1.2 to Amendment No. 1 to
                            Registration Statement No. 333-6077).
          2.2            -- Agreement and Plan of Merger dated May 7, 1996, among DI
                            Industries, Inc. and Somerset Investment Corp.
                            (incorporated herein by reference to Exhibit 2.2 to
                            Registration Statement No. 333-6077).
          2.2.1          -- Amendment to Agreement and Plan of Merger dated May 7,
                            1996, among DI Industries, Inc. and Somerset Investment
                            Corp. (incorporated herein by reference to Exhibit 2.2.1
                            to Registration Statement No. 333-6077).
          2.2.2          -- Second Amendment to Agreement and Plan of Merger dated
                            July 26, 1996, among DI Industries, Inc. and Somerset
                            Investment Corp. (incorporated herein by reference to
                            Exhibit 2.2.2 to Amendment No. 1 to Registration
                            Statement No. 333-6077).
          2.3            -- Asset Purchase Agreement dated October 3, 1996, by and
                            between the Registrant and Meritus, Inc., a Texas
                            corporation, Mesa Rig 4 L.L.C., a Texas limited liability
                            company, Mesa Venture, a Texas general partnership, and
                            Mesa Drilling, Inc., a Texas corporation (incorporated
                            herein by reference to Exhibit 2.1 to Registration
                            Statement No. 333-14783).
          2.4.1          -- Asset Purchase Agreement dated November 12, 1996, between
                            Diamond M Onshore, Inc. and Drillers, Inc. (incorporated
                            herein by reference to Exhibit 2.1 to Form 8-K dated
                            December 30, 1996).
          2.4.2          -- Letter Agreement dated December 31, 1996, between Diamond
                            M Onshore and Drillers, Inc. amending the Asset Purchase
                            Agreement (incorporated herein by reference to Exhibit
                            2.2 to Form 8-K dated December 30, 1996).
          2.5.1          -- Asset Purchase Agreement dated December 31, 1996, by and between Flournoy Drilling Company and Drillers, Inc.
                            (incorporated herein by reference to Exhibit 2.1 to Form
                            8-K dated January 31, 1996).

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          2.5.2          -- Form of Shareholder Agreement entered into January 31,
                            1997, by DI Industries, Inc., Drillers, Inc., and Lucien
                            Flournoy, Maxine E. Flournoy, Betty Louise Flournoy
                            Fields, Helen Ruth Flournoy Pope, Mary Anne Flournoy
                            Guthrie, F.C. West, Gregory M. Guthrie, Byhron W. Fields,
                            John B. Pope, the Flournoy First, Second and Third Fields
                            Grandchild Trusts, the Flournoy First, Second and Third
                            Pope Grandchild Trusts, and the Flournoy First, Second,
                            Third, Fourth and Fifth Guthrie Grandchild Trusts
                            (incorporated herein by reference to Exhibit 10.22 to
                            Registration Statement No. 333-20423).
          2.6.1          -- Agreement and Plan of Merger dated March 7, 1997, by and among DI Industries, Inc., Drillers Inc., and Grey Wolf
                            Drilling Company including form of Escrow Agreement, form
                            of Trust Under Grey Wolf Drilling Company Deferred
                            Corporation Plan, and form of Grey Wolf Drilling Company
                            Deferred Compensation Plan (incorporated herein by
                            reference to Exhibit 10.1 to Form 8-K dated March 10,
                            1997).
          2.6.2          -- Voting and Support Agreement dated March 7, 1997, of
                            Sheldon B. Lubar (incorporated herein by reference to
                            Exhibit 10.2 to Form 8-K dated March 10, 1997).
          2.6.3          -- Voting and Support Agreement dated March 7, 1997, of
                            Felicity Ventures, Ltd. (incorporated herein by reference
                            to Exhibit 10.3 to Form 8-K dated March 10, 1997).
          2.6.4          -- Voting and Support Agreement dated March 7, 1997, of
                            James K. B. Nelson (incorporated herein by reference to
                            Exhibit 10.4 to Form 8-K dated March 10, 1997).
          2.6.5          -- Indemnification Agreement dated as of March 6, 1997, by and between Grey Wolf Drilling Company and James K. B.
                            Nelson (incorporated herein by reference to Exhibit 10.5
                            to Form 8-K dated March 10, 1997).
          2.6.6          -- Indemnification Agreement dated as of March 6, 1997, by and between Grey Wolf Drilling Company and Billy G.
                            Emanis (incorporated herein by reference to Exhibit 10.6
                            to Form 8-K dated March 10, 1997).
          2.6.7          -- Indemnification Agreement dated as of March 6, 1997, by and between Grey Wolf Drilling Company and Bill Brannon
                            (incorporated herein by reference to Exhibit 10.7 to Form
                            8-K dated March 10, 1997).
          2.6.8          -- Indemnification Agreement dated as of March 6, 1997, by and between Grey Wolf Drilling Company and Tom L.
                            Ferguson (incorporated herein by reference to Exhibit
                            10.8 to Form 8-K dated March 10, 1997).
          2.6.9          -- Indemnification Agreement dated as of March 6, 1997, by and between Grey Wolf Drilling Company and John D.
                            Peterson (incorporated herein by reference to Exhibit
                            10.9 to Form 8-K dated March 10, 1997).
          2.6.10         -- Indemnification Agreement dated as of March 6, 1997, by and between Grey Wolf Drilling Company and Janet V.
                            Campbell (incorporated herein by reference to Exhibit
                            10.10 to Form 8-K dated March 10, 1997).
          2.6.11         -- Indemnification Agreement dated as of March 6, 1997, by and between Grey Wolf Drilling Company and Sheldon B.
                            Lubar (incorporated herein by reference to Exhibit 10.11
                            to Form 8-K dated March 10, 1997).
          2.6.12         -- Indemnification Agreement dated as of March 6, 1997, by and between Grey Wolf Drilling Company and Robert P.
                            Probst (incorporated herein by reference to Exhibit 10.12
                            to Form 8-K dated March 10, 1997).

              2.6.13         -- Indemnification Agreement dated as of March 6, 1997, by and between Grey Wolf Drilling
                                Company and Uriel E. Dutton (incorporated herein by reference to Exhibit 10.13 to Form
                                8-K dated March 10, 1997).
              2.7            -- Agreement between Pool Company and Western Oil Well Service Co. executed May 31, 996
                                (incorporated by reference to Exhibit 2.1 to Form 8-K dated June 24, 1996).
              4.1            -- Specimen certificate for Notes (included as part of Section of Exhibit 4.2).
              4.2+           -- Form of Trust Indenture relating to the     % Senior Notes due 2007 of DI Industries,
                                Inc. and                , as Trustee.
              5.1+           -- Opinion of Porter & Hedges, L.L.P.
             10.1*           -- Amended and Restated Senior Secured Revolving Credit Agreement dated as of April 30,
                                1997, among DI Industries, Inc. and Drillers, Inc. (as borrowers), DI International,
                                Inc. (as guarantor), Bankers Trust Company, as Agent, ING (US) Capital Corporation, as
                                Co-Agent, and various financial institutions, as Lenders.
             11.1            -- Statement regarding computation of per share earnings for the years ended December 31,
                                1996 and 1995 and for the three months ended March 31, 1997 and 1996 (incorporated herein by reference to Exhibit 11.1 to Form 10-K filed March 27, 1997 and Exhibit 11.1
                                to Form 10-Q filed May   , 1997, respectively).
             12.1*           -- Statement regarding computation of historical and pro forma earnings to fixed charges ratio.
             23.1*           -- Consent of KPMG Peat Marwick, LLP
             23.2*           -- Consent of Deloitte & Touche LLP.
             23.3*           -- Consent of Arthur Andersen LLP.
             23.4+           -- Consent of Porter & Hedges, L.L.P. (included in their opinion filed as Exhibit 5.1 hereto.)
             23.5*           -- Consent of James K. B. Nelson to being named as a director-nominee in this Registration
                                Statement.
             23.6*           -- Consent of William T. Donovan to being named as a director-nominee in this Registration
                                Statement.
             24*             -- Power of Attorney (included on the signature page hereto).
             26+             -- Form T-1 Statement of Eligibility and Qualification of                to act as Trustee
                                of the Notes.
             27              -- Financial Data Schedule (incorporated by reference to Exhibit 27 to Form 10-K filed
                                March 27, 1997 and Exhibit 27 to Form 10-Q filed May 5, 1997).

---------------

* Filed herewith.

+ To be filed by amendment.